
11007565



GENESCO 2011 | ANNUAL REPORT

THE BUSINESS OF GENESCO

Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer of branded footwear, licensed and branded headwear and accessories and wholesaler of branded footwear. It operates more than 2,300 footwear and headwear retail stores in the United States, Puerto Rico and Canada, principally under the names Journeys,® Journeys Kidz,® Shi by Journeys,® Johnston & Murphy,® Underground Station,® Lids,® and on Internet websites, www.journeys.com, www.journeyskidz.com, www.shibyjourneys.com, www.undergroundstation.com, www.johnstonmurphy.com, www.dockersshoes.com, and www.lids.com. In addition, the Company's Lids Sports Group operates the Lids Locker Room and other team sports fan shops and single team clubhouse stores, and the Lids Team Sports team dealer business. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand. Genesco relies primarily on independent third party manufacturers for the production of its footwear products sold at wholesale.

Table of Contents

This annual report contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the material under the caption "Risk Factors" in the Company's annual report on form 10-K for Fiscal 2011 filed with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

	2011	2010	% CHANGE
FOR THE FISCAL YEAR:			
Net Sales	**$ 1,789,839,000**	$ 1,574,352,000	14 %
Earnings From Continuing Operations	**$ 54,547,000**	$ 29,086,000	88 %
Net Earnings	**$ 53,211,000**	$ 28,813,000	85 %
Diluted Earnings Per Common Share From Continuing Operations	**$ 2.29**	$ 1.31	75 %
Diluted Net Earnings Per Share	**$ 2.24**	$ 1.30	72 %
AT YEAR END:			
Working Capital	**$ 278,692,000**	$ 280,415,000	(1)%
Long-Term Debt	**$ -0-**	$ -0-	0 %
Equity	**$ 626,821,000**	$ 582,313,000	8 %
Shares Outstanding	**23,674,000**	24,074,000	(2)%
Book Value Per Share	**$ 26.15**	$ 23.97	9 %
Approximate Number of Common Shareholders of Record	**3,150**	3,400	

SECURITIES INFORMATION

COMMON STOCK: NEW YORK AND CHICAGO STOCK EXCHANGES

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	High	Low	High	Low	High	Low
Quarter ended May 1	**35.00**	**21.00**	23.26	11.31	33.50	18.76
Quarter ended July 31	**34.07**	**24.72**	26.51	17.51	31.91	20.33
Quarter ended October 30	**34.10**	**24.49**	29.69	19.73	38.74	18.99
Quarter ended January 29	**41.20**	**31.90**	29.71	23.11	25.08	10.37


Lids

TOTAL RETURN TO SHAREHOLDERS

INCLUDES REINVESTMENT OF DIVIDENDS

The graph below compares the cumulative total shareholder return on the Company's common stock for the last five fiscal years with the cumulative total return of (i) the S&P 500 Index and (ii) the S&P 1500 Footwear Index. The graph assumes the investment of $100 in the Company's common stock, the S&P 500 Index and the S&P 1500 Footwear Index at the market close on January 31, 2006 and the reinvestment monthly of all dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



350
300
250
200
150
100
50
0
GENESCO INC.
S&P 500 INDEX
S&P 1500 FOOTWEAR INDEX
FYE 06
FYE 07
FYE 08
FYE 09
FYE 10
FYE 11

	Annual Return Percentage Years Ended				
	FYE 07	FYE 08	FYE 09	FYE 10	FYE 11
Genesco Inc.	6.41	-18.06	-49.06	53.12	53.77
S&P 500 Index	14.99	-1.80	-39.37	33.14	21.26
S&P 1500 Footwear Index*	24.89	16.58	-36.59	49.26	34.33

	Base Period	Index Returns Years Ended				
	FYE 06	FYE 07	FYE 08	FYE 09	FYE 10	FYE 11
Genesco Inc.	$ **100.00**	$ 106.41	$ 87.19	$ 44.42	$ 68.01	$ 104.58
S&P 500 Index	**100.00**	114.99	112.92	68.47	91.16	110.53
S&P 1500 Footwear Index*	**100.00**	124.89	145.59	92.32	137.80	185.11

* The S&P 1500 Footwear Index consists of Crocs Inc., Deckers Outdoor Corp., Iconix Brand Group, Inc., K-Swiss Inc. –CL A, Madden Steven Ltd., Nike Inc. –CL B, Skechers U.S.A. Inc., Timberland Co. –CL A and Wolverine World Wide.



JOHNSTON & MURPHY

TO OUR SHAREHOLDERS:

Two years ago, in the face of a significant economic downturn and despite short-term pressures on our performance, we saw a glass half full, offering opportunities to strengthen Genesco's strategic position and to prepare for future growth. We thought that a company positioned as we were, with a strong portfolio of businesses, each characterized by leadership in its respective market sector and competitive advantages that make its leadership position defensible, could emerge from the downturn relatively stronger than we entered it. We see Fiscal 2011's excellent results as validating that vision and the steps we took to realize the opportunities we identified. Each of our businesses contributed to the year's improved results in a way that reinforces our enthusiasm about our outlook.



GENESCO MANAGEMENT COMMITTEE FROM LEFT: BOB DENNIS, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, GENESCO INC.; ANDY GILBERT, PRESIDENT, GENESCO LICENSED BRANDS; ROGER SISSON, SENIOR VICE PRESIDENT, CORPORATE SECRETARY AND GENERAL COUNSEL; JIM ESTEPA, SENIOR VICE PRESIDENT, CHIEF EXECUTIVE OFFICER – GENESCO RETAIL GROUP; JON CAPLAN, SENIOR VICE PRESIDENT, CHIEF EXECUTIVE OFFICER – GENESCO BRANDED GROUP, PRESIDENT – JOHNSTON & MURPHY; JIM GULMI, SENIOR VICE PRESIDENT – FINANCE AND CHIEF FINANCIAL OFFICER; MIMI VAUGHN, SENIOR VICE PRESIDENT – STRATEGY AND SHARED SERVICES; KEN KOCHER, SENIOR VICE PRESIDENT, PRESIDENT – LIDS SPORTS GROUP.

JOURNEYS GROUP

Journeys' position as the number-one specialty footwear retailer for teens was further strengthened by an ongoing fashion shift away from athletic toward casual footwear during the year. While Journeys has proven its ability to serve its customer across the full range of fashion trends, there are simply more places in the mall to purchase athletic footwear than non-athletic casual styles, and Journeys' status as the destination for teen fashion footwear is amplified when fashions trend toward non-athletic casual footwear. Journeys Group same store sales increased 7% for the year. Based on the history of product cycles in teen fashion footwear, we expect the merchandise trends that benefitted Journeys in Fiscal 2011 to continue to drive the business forward in Fiscal 2012. We also look forward to pushing ahead with the expansion opportunity in Canada, where we opened three stores in Fiscal 2011 with encouraging early results. The Journeys Group ended the year with 1,017 Journeys, Journeys Kidz and Shi by Journeys stores, and accounted for 45% of Genesco's sales in Fiscal 2011.

LIDS SPORTS GROUP

Fiscal 2011 saw continuing progress in the transformation of our Hat World business into the Lids Sports Group. We are leveraging Lids' well-established position as the leading national retailer of licensed sports-related headwear to create a broader leadership position in the licensed sports retail and team sports markets. We made a number of small acquisitions during the year, adding new regions and product offerings to our Lids Team Sports team dealer business with the acquisition of West Coast-based Brand Athletics and East Coast-based Anaconda Sports, and adding college and professional team-specific clubhouse stores and websites to our base of Lids Locker Room fan shops with the acquisition of Sports Avenue. Our goal is to make Lids the brand that sports-oriented consumers think of first, in connection with both the teams they root for and the teams they play for. The success of our merchandising initiatives combined with the execution of our acquisition strategy helped the Lids Sports Group achieve sales growth of 30% for the year. As we continue to integrate the Lids hat stores, Lids Locker Room fan shops, Lids Clubhouse stores, Lids Team Sports, and Lids.com under the Lids Sports Group umbrella, we believe there are meaningful cross-selling opportunities and operational synergies yet to be realized and additional opportunities to gain share in a large but highly fragmented market. The Lids Sports Group ended the year with 985 retail stores and accounted for 34% of Genesco's sales for Fiscal 2011.

JOHNSTON & MURPHY

Johnston & Murphy enjoyed a post-recession resurgence in Fiscal 2011, meeting improved consumer demand with a broader offering of casual footwear, apparel and accessories. Sales increased 11% for the year, with an 8% same store sales increase and a 21% increase in wholesale sales. Johnston & Murphy continues to expand its reach, exploring how the lifestyle it represents translates across other product categories and even in a still small but well-received women's product line. Johnston & Murphy ended the year with 156 stores and accounted for 10% of Genesco's sales for Fiscal 2011.

LICENSED BRANDS

Licensed Brands, which includes our licensed Dockers Footwear and Chaps Footwear wholesale businesses and some other small, wholesale footwear lines that draft off the group's product development infrastructure, once again registered the highest operating margin in the Company in Fiscal 2011. Licensed Brands continues to find creative ways to leverage its sourcing expertise and knowledge of the footwear market across new lines and categories, and we see considerable potential in this business. Licensed Brands accounted for 6% of Genesco's sales for Fiscal 2011.

UNDERGROUND STATION GROUP

While sales at Underground Station, our urban-oriented footwear retail concept, have remained challenging, the division's bottom line improved, thanks to our ongoing efforts to work down the store base to its profitable core. We closed 19 Underground Station stores in Fiscal 2011, ending the year with 151 stores, and plan to continue to manage this chain with a focus on cash flow and strengthening the bottom line. Underground Station Group accounted for 5% of Genesco's sales for Fiscal 2011.

• • •

For the Company as a whole, a combination of solid sales growth, gross margin expansion, and expense leverage resulted in record revenues of $1.8 billion and an increase in diluted earnings per share from continuing operations to $2.29 in Fiscal 2011. We spent $75 million on acquisitions and $25 million on the repurchase of Genesco stock and ended the year with $56 million in cash and no debt. While we are proud of our recent performance, our focus is firmly on the future. We have emerged from one of the most difficult periods in recent history of retail as a stronger company with what we see as even more compelling growth prospects than when the recession began. Each of our major businesses continues to occupy either the number-one or number-two position in its niche, with opportunities for growth in new territories and new product lines. Our clean balance sheet supports our ambition for future growth.

In Genesco's current five-year strategic plan, we are targeting annual sales of at least $2.3 billion by Fiscal 2015, with operating earnings growth of 15% to 20% annually. Achieving these goals would return our consolidated operating margin to pre-recession levels, around 8%. These targets reflect what we view as relatively moderate assumptions of only 3% to 4% same store sales growth annually, with a higher contribution from e-commerce sales, adding roughly 300 net new stores, and continued leverage on rent and depreciation. The plan would also produce significant excess cash, which could be used to fuel additional growth.

Our defining strength is our ability to manage niche consumer businesses that are difficult for others to replicate. This strength resides in the many individuals who make up this world-class organization, a dedicated, motivated and highly skilled talent pool led by the senior management group pictured nearby. I am confident that we have the right people and strategies in place to achieve our near-term targets and long-term objectives. I hope you all share my excitement about our Company's future.

Robert J. Dennis
Chairman, President and Chief Executive Officer
Genesco Inc.

EVA®

Genesco has been an EVA® company since 1999. EVA advances the analysis of operating performance one step beyond profitability by taking efficiency in capital usage into account. Essentially, EVA recognizes that companies create the most wealth for their shareholders by making the greatest possible profit with the fewest possible net assets. In fiscal 2011 we exceeded our annual EVA improvement goal. Because everyone at Genesco recognizes the link between EVA improvement, shareholders' wealth creation (and, not insignificantly, our own incentive compensation), we are committed to continue growing earnings while tightly managing assets, to meet or exceed our EVA improvement goals.

EVA is a registered trademark of Stern Stewart & Co


SOX

LIDS SPORTS GROUP

The Lids Sports Group is comprised of the LIDS retail headwear stores, the LIDS Locker Room specialty fan retail chain, the LIDS Team Sports wholesale team sports business, LIDS Clubhouse retail stores and its Internet businesses, www.lids.com, www.lids.ca and www.lidsteamsports.com. Operating out of Indianapolis, Indiana, the retail businesses make up more than 975 mall-based, airport, street level and factory outlet locations nationwide, and in Canada and Puerto Rico. LIDS retail stores offer officially-licensed and branded college, major professional sports teams, as well as other specialty fashion categories all in the latest styles and colors. LIDS Locker Room is a mall-based retailer of sports headwear, apparel, accessories, and novelties, and also operates Sports Fan-Attic and Sports Avenue stores. LIDS Clubhouse operates team-specific professional sports and university athletics retail stores and e-commerce sites. Most LIDS and LIDS Locker Room stores also offer custom embroidery capability. LIDS Team Sports is a full-service team uniform and apparel dealer, custom screen printer, embroidery and sporting goods distributor.


Lids

Lids
Locker Room

Lids
TEAM SPORTS

Lids
Clubhouse

JOURNEYS

Journeys is a leader in the teen specialty retail scene, with more than 800 stores in all 50 states, Puerto Rico and Canada. Journeys uses fashion-savvy and merchandising science to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old guys and girls. Journeys offers a wide variety of trendy, relevant brands that cater to teens who seek the hottest, new styles. The Journeys store is more than a retail environment; it's an extension of the teen lifestyle. From the plasma TVs playing exclusive content and the latest music videos, to our visual merchandising strategy and promotions, to our employees whose image and style reflect our customers' lifestyle and attitude. In addition, Journeys reaches its customers through www.journeys.com, a mobile website, catalog, national advertising, strategic cross-promotions, social media and an annual music and action sports tour – the Journeys Backyard BBQ (journeysbbq.com). Journeys – An Attitude You Can Wear! JOURNEYS


PARIS 4258



JOURNEYS KIDZ

Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, Journeys Kidz is a unique branded kids' footwear retailer, targeting customers 5- to 12-years-old with trendy footwear styles and accessories. Whether it's the skateboard-style footwear display, the Playstation 2 terminals, or the TVs playing cartoons and music, Journeys Kidz has a visually exciting atmosphere that is both fun for kids and functional for parents. In addition to 149 stores, Journeys Kidz reaches its customers through www.journeyskidz.com, its catalog, mobile website, brand promotions, consumer contests and strategic partnerships.

Journeys Kidz

SHI BY JOURNEYS

Shi by Journeys is a brand extension from the Company's successful Journeys division. Shi by Journeys caters to fashionable women from their early 20s to mid-30s, and is designed to continue to serve the Journeys female customer as she matures and her fashion tastes evolve. With 55 stores across the United States, this specialty store features fashionable branded and private label footwear and accessories relevant to the lifestyle of its trendy customer. Shi by Journeys reaches its customers through www.shibyjourneys.com, national advertising, a mobile website and a direct mail catalog.

shi by JOURNEYS





UNDERGROUND STATION

Underground Station is a mall-based specialty retail concept with 151 stores located across the United States. Underground Station services the footwear and accessory needs of young men and women ages 20–35 who are culturally diverse, fashion conscious and lead a lifestyle influenced by trendy, street fashion. In addition to stores that are designed to reflect the core consumer's lifestyle, Underground Station reaches its target market through www.undergroundstation.com, social media, brand promotions, consumer contests and strategic partnerships.



JOHNSTON & MURPHY

Craftsmanship, innovation and style are the hallmarks of the Johnston & Murphy brand. Johnston & Murphy continues to appeal to successful, affluent men with a broad array of footwear, apparel, luggage, leather goods and accessories. In addition, Johnston & Murphy continues to expand its collection of women's footwear, handbags, outerwear and accessories designed to appeal to stylish, affluent women. At Johnston & Murphy, world-class service is the defining element of the shopping experience, combining a warm and inviting store environment with a commitment to understand the needs of our consumers and continually exceed their expectations in both product and service. The brand positions itself in its 156 stores in better malls and airports across the U.S., and also sells merchandise through a direct mail catalog, the Internet at www.johnstonmurphy.com and through premier specialty and department stores nationwide as well as internationally. **JOHNSTON & MURPHY**

LICENSED BRANDS

The Licensed Brands division is composed primarily of footwear marketed under the Dockers® Footwear name, for which Genesco has had the exclusive men's footwear license in the U.S. since 1991. Designed with an emphasis on style and performance, Dockers Footwear has become a leader in men's dress casual and casual shoes. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. It is the quintessential source for casual, authentic and stylish apparel and footwear. The brand has evolved into a full lifestyle resource providing superior styling, quality and value. Dockers Footwear is available through many of the same national chains that carry Dockers apparel, and in shoe chains and shoe stores across the country.

DOCKERS



Forward-Looking Statements

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements, which include statements regarding our intent, belief or expectations and all statements other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward-looking statements and the Company's future results, liquidity, capital resources or prospects. These include the costs of responding to and liability in connection with the network intrusion announced in December 2010, the timing and amount of non-cash asset impairments, weakness in the consumer economy, competition in the Company's markets, inability of customers to obtain credit, fashion trends that affect the sales or product margins of the Company's retail product offerings, changes in buying patterns by significant wholesale customers, bankruptcies or deterioration in financial condition of significant wholesale customers, disruptions in product supply or distribution, unfavorable trends in fuel costs, foreign exchange rates, foreign labor and materials costs, and other factors affecting the cost of products, the Company's ability to continue to complete acquisitions, expand its business and diversify its product base and changes in the timing of holidays or in the onset of seasonal weather affecting period-to-period sales comparisons. Additional factors that could affect the Company's prospects and cause differences from expectations include the ability to build, open, staff and support additional retail stores, to renew leases in existing stores and maintain reductions in occupancy costs achieved in recent lease negotiations, and to conduct required remodeling or refurbishment on schedule and at expected expense levels, deterioration in the performance of individual businesses or of the Company's market value relative to its book value, resulting in impairments of fixed assets or intangible assets or other adverse financial consequences, unexpected changes to the market for the Company's shares, variations from expected pension-related charges caused by conditions in the financial markets, and the outcome of litigation and environmental matters involving the Company. For a discussion of additional risk factors, See Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K.

Overview

DESCRIPTION OF BUSINESS

The Company's business includes the design and sourcing, marketing and distribution of footwear and accessories through retail stores, including Journeys®, Journeys Kidz®, Shi by Journeys®, Johnston & Murphy® and Underground Station® stores, in the U.S., Puerto Rico and Canada, and e-commerce websites, and at wholesale, primarily under the Company's Johnston & Murphy brand and the Dockers® brand and other brands that the Company licenses for men's footwear. The Company's licensed brands are distributed to more than 950 retail accounts in the United States, including a number of leading department, discount, and specialty stores. The Company's business also includes Lids Sports, which operates headwear and accessory stores under the Lids® name and other names in the U.S., Puerto Rico and Canada, the Lids Locker Room business, consisting of sports-oriented fan shops featuring a broad array of licensed merchandise such as apparel, hats and accessories, sports decor and novelty products, an e-commerce business and an athletic team dealer business operating as Lids Team Sports. Including both the footwear businesses and the Lids Sports business, at January 29, 2011, the Company operated 2,309 retail stores in the U.S., Puerto Rico and Canada.

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station retail footwear chain and e-commerce operations; Lids Sports Group, comprised primarily of the Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Hat World retail headwear stores, the Sports Fan Attic retail licensed sports headwear, apparel and accessory stores acquired in November 2009 and the Sports Avenue retail licensed sports headwear, apparel and accessory stores acquired in October 2010, both of which are now referred to as Lids Locker Room, the Lids Team Sports business, including the recently acquired Brand Innovators and Anaconda Sports team dealer businesses and certain e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear, sourced and marketed under a license from Levi Strauss & Company.

The Journeys retail footwear stores sell footwear and accessories primarily for 13- to 22-year-old men and women. The stores average approximately 1,950 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to 12. These stores average approximately 1,425 square feet. Shi by Journeys retail footwear stores sell footwear and accessories to fashion-conscious women in their early 20s to mid 30s. These stores average approximately 2,125 square feet. The Journeys Group stores are primarily in malls and factory outlet centers throughout the United States, and in Puerto Rico and Canada. Journeys also sells footwear and accessories through a direct-to-consumer catalog and e-commerce operations.

The Underground Station retail footwear stores sell footwear and accessories primarily for men and women in the 20 to 35 age group and in the urban market. The Underground Station Group stores average approximately 1,800 square feet. Underground Station also sells footwear and accessories through an e-commerce operation. The Company plans to close certain underperforming Underground Station stores as the opportunity presents itself, and attempt to secure rent relief on other locations while it assesses the future prospects for the chain.

The Lids Sports Group includes stores and kiosks, primarily under the Lids banner, that sell licensed and branded headwear to men and women primarily in the early-teens to mid-20s age group. The Lids store locations average approximately 825 square feet and are primarily in malls, airports, street level stores and factory outlet centers throughout the United States, and in Puerto Rico and Canada. In November 2009, the Company acquired Sports Fan Attic, and in October 2010 Sports Avenue, both retail chains, as part of the Lids Sports Group. The Sports Fan Attic and Sports Avenue stores, now referred to as Lids Locker Room, sell licensed sports headwear, apparel and accessories to sports fans of all ages. Lids Locker Room stores average approximately 2,750 square feet and are in malls and other locations throughout the United States. The Lids Sports Group also sells headwear and accessories through e-commerce operations. In November 2008, the Company acquired Impact Sports, and in September 2009, Great Plains Sports, both team dealer businesses, as part of the Lids Sports Group. In May 2010, the Company acquired Brand Innovators, a West Coast team dealer business, and in August 2010, Anaconda Sports, a New York team dealer business, as part of Lids Sports Group. Together, these team dealer businesses make up Lids Team Sports.

Johnston & Murphy retail shops sell a broad range of men's footwear, luggage and accessories. Johnston & Murphy introduced a line of women's footwear and accessories in select Johnston & Murphy retail shops in the fall of 2008. Johnston & Murphy shops average approximately 1,500 square feet and are located primarily in better malls nationwide and in airports. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear and accessories in factory stores, averaging approximately 2,325 square feet, located in factory outlet malls, and through a direct-to-consumer catalog and e-commerce operation.

The Company entered into an exclusive license with Levi Strauss & Co. to market men's footwear in the United States under the Dockers® brand name in 1991. Levi Strauss & Co. and the Company have subsequently added additional territories, including Canada and Mexico and in certain other Latin American countries. The Dockers license agreement was renewed May 15, 2009. The Dockers license agreement, as amended, expires on December 31, 2012. The Company uses the Dockers name to market casual and dress casual footwear to men aged 30 to 55 through many of the same national retail chains that carry Dockers slacks and sportswear and in department and specialty stores across the country.

STRATEGY

The Company's long-term strategy for many years has been to seek organic growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales, 4) increasing operating margin and 5) enhancing the value of its brands. The pace of the Company's organic growth may be limited by saturation of its markets and by economic conditions. Beginning in Fiscal 2010, the Company slowed the pace of new store openings and focused on inventory management and cash flow in response to economic conditions. The Company has also focused on opportunities provided by the economic climate to negotiate occupancy cost reductions, especially where lease provisions triggered by sales shortfalls or declining occupancy of malls would permit the Company to terminate leases. To supplement its organic growth potential, the Company has made acquisitions and expects to consider acquisition opportunities, either to augment its existing businesses or to enter new businesses that it considers compatible with its existing businesses, core expertise and strategic profile. Acquisitions involve a number of risks, including, among others, inaccurate valuation of the acquired business, the assumption of undisclosed liabilities, the failure to integrate the acquired business appropriately, and distraction of management from existing businesses. The Company seeks to mitigate these risks by applying appropriate financial metrics in its valuation analysis and developing and executing plans for due diligence and integration that are appropriate to each acquisition.

More generally, the Company attempts to develop strategies to mitigate the risks it views as material, including those discussed under the caption "Forward-Looking Statements," above and those discussed in Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K. Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and manage inventories, in gross margins. Because fashion trends influencing many of the Company's target customers can change rapidly, the Company believes that its ability to react quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results by, for example, driving sales of products with lower average selling prices. Moreover, economic factors, such as the recent recession and the current relatively high level of unemployment, may reduce the consumer's disposable income or his or her willingness to purchase discretionary items, and thus may reduce demand for the Company's merchandise, regardless of the Company's skill in detecting and responding to fashion trends. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size and importance in the industry segments in which it competes are important to its ability to mitigate risks associated with changing customer preferences and other reductions in consumer demand.

SUMMARY OF RESULTS OF OPERATIONS

The Company's net sales increased 13.7% during Fiscal 2011 compared to Fiscal 2010. The increase was driven primarily by a 30% increase in Lids Sports Group sales, a 7% increase in Journeys Group sales, an 11% increase in Johnston & Murphy Group sales and a 9% increase in Licensed Brands sales, offset slightly by a 5% decrease in Underground Station Group sales. Gross margin decreased slightly as a percentage of net sales during Fiscal 2011, primarily due to margin decreases in the Journeys Group, Lids Sports Group and Licensed Brands offset by margin increases in the Underground Station Group and Johnston & Murphy Group. Selling and administrative expenses decreased as a percentage of net sales during Fiscal 2011, primarily due to expense decreases as a percentage of net sales in all of the Company's business segments except Licensed Brands. Earnings from operations increased as a percentage of net sales during Fiscal 2011, primarily due to increased earnings from operations in all the Company's business segments including a smaller loss in the Underground Station Group, except the Licensed Brands segment.

Significant Developments

NETWORK INTRUSION

On December 10, 2010, the Company announced that it had suffered a criminal intrusion into the portion of its computer network that processes payments for transactions in its United States Journeys, Journeys Kidz, Shi by Journeys and Johnston & Murphy stores and some of its Underground Station stores. The Company took immediate steps to secure the affected part of its network and believes that the intrusion has been contained. While the Company has not received notice of any claims arising out of the intrusion, there can be no assurance that such claims will not be asserted in the future, or that such claims will not be material.

ACQUISITIONS

In Fiscal 2011, the Company completed acquisitions for a total purchase price of $75.5 million, which included $4.9 million in payments this year for amounts withheld in acquisitions from previous years for certain closing contingencies. The acquisitions consisted primarily of the assets of Brand Innovators Inc., a West Coast team dealer business and the assets of Anaconda Sports, Inc., a New York team dealer business, both as part of the Lids Sports Group, the stock of Keuka Footwear, Inc., an occupational footwear company for service-based industries, to be operated within the Licensed Brands segment and the assets of Sports Avenue, a 48 store retail chain with 12 e-commerce sites, selling officially licensed NFL, NCAA, MLB, NBA, NHL and NASCAR headwear, apparel and accessories, to be operated within the Lids Sports Group.

SHARE REPURCHASE PROGRAM

In Fiscal 2009, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation discussed below under the heading "Terminated Merger Agreement." The Company repurchased 4.0 million shares at a cost of $90.9 million during Fiscal 2009. The Company repurchased 85,000 shares at a cost of $2.0 million during Fiscal 2010. In the first quarter of Fiscal 2011, the board increased the total repurchase authorization to $35.0 million. The board restored the total repurchase authorization in the third quarter of Fiscal 2011 to $35.0 million. The Company repurchased 863,767 shares at a cost of $24.8 million during Fiscal 2011. All of the $24.8 million in repurchases for Fiscal 2011, except $0.6 million, were repurchased under the original $35.0 million authorization made during the first quarter of Fiscal 2011.

RESTRUCTURING AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $8.6 million in Fiscal 2011. The charge reflected in restructuring and other, net included $7.2 million for retail store asset impairments, $1.3 million for expenses related to the computer network intrusion announced in December 2010 and $0.1 million for other legal matters.

The Company recorded a pretax charge to earnings of $13.5 million in Fiscal 2010. The charge reflected in restructuring and other, net included $13.3 million for retail store asset impairments and $0.4 million for lease terminations offset by $0.3 million for other legal matters. Also included in the charge was $0.1 million in excess markdowns related to the lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations.

The Company recorded a pretax charge to earnings of $7.7 million in Fiscal 2009. The charge reflected in restructuring and other, net included $8.6 million of charges for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters, offset by a $3.8 million gain from a lease termination transaction. Also included in the charge was $0.2 million in excess markdowns related to the store lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations.

POSTRETIREMENT BENEFIT LIABILITY ADJUSTMENTS

The return on pension plan assets was a gain of $14.0 million for Fiscal 2011 compared to a gain of $21.2 million in Fiscal 2010. The discount rate used to measure benefit obligations decreased from 5.625% to 5.25% in Fiscal 2011. As a result of the excess return on plan assets and the amortization of prior year's losses, which were partially offset by the decrease in the discount rate, the pension liability decreased to $11.9 million reflected in the Consolidated Balance Sheets compared to $20.4 million in Fiscal 2010. There was a decrease in the pension liability adjustment of $3.9 million (net of tax) in accumulated other comprehensive loss in equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

DISCONTINUED OPERATIONS

For the year ended January 29, 2011, the Company recorded an additional charge to earnings of $2.2 million ($1.3 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.7 million gain for excess provisions to prior discontinued operations. For additional information, see Note 13 to the Consolidated Financial Statements.

For the year ended January 30, 2010, the Company recorded an additional charge to earnings of $0.5 million ($0.3 million net of tax) reflected in discontinued operations, including $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations. For additional information, see Note 13 to the Consolidated Financial Statements.

For the year ended January 31, 2009, the Company recorded an additional charge to earnings of $9.0 million ($5.5 million net of tax) reflected in discontinued operations, including $9.4 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.4 million gain for excess provisions to prior discontinued operations. For additional information, see Note 13 to the Consolidated Financial Statements.

CONVERSION OF 4 1/8% DEBENTURES

On April 29, 2009, the Company entered into separate exchange agreements whereby it acquired and retired $56.4 million in aggregate principal amount ($51.3 million fair value) of its Debentures due June 15, 2023 in exchange for the issuance of

3,066,713 shares of its common stock, which include 2,811,575 shares that were reserved for conversion of the Debentures and 255,138 additional inducement shares, and a cash payment of approximately $0.9 million. The inducement was not deductible for tax purposes. During the fourth quarter of Fiscal 2010, holders of an aggregate of $21.04 million principal amount of its 4 1/8% Convertible Subordinated Debentures were converted to 1,048,764 shares of common stock pursuant to separate conversion agreements which provided for payment of an aggregate of $0.3 million to induce conversion. On November 4, 2009, the Company issued a notice of redemption to the remaining holders of the $8.775 million outstanding 4 1/8% Convertible Subordinated Debentures. As permitted by the Indenture, holders of all except $1,000 in principal amount of the remaining Debentures converted their Debentures to 437,347 shares of common stock prior to the redemption date of December 3, 2009. As a result of the exchange agreements and conversions, the Company recognized a loss on the early retirement of debt of $5.5 million in Fiscal 2010, reflected on the Consolidated Statements of Operations. After the exchanges and conversions, there was zero aggregate principal amount of Debentures outstanding. For additional information on the conversion of the Debentures, see Note 6 to the Consolidated Financial Statements.

TERMINATED MERGER AGREEMENT

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line refused to close the Proposed Merger and litigation ensued. The Proposed Merger and related agreement were terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and UBS Loan Finance LLC and UBS Securities LLC (collectively, "UBS") for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company received in the first quarter of Fiscal 2009. The Company distributed the 12% equity stake, or 6,518,971 shares of Class A Common Stock of The Finish Line, Inc., on June 13, 2008, to its common shareholders of record on May 30, 2008, as required by the settlement agreement. During Fiscal 2009, the Company expensed $8.0 million in merger-related litigation costs. For additional information, see the "Merger-Related Litigation" section in Note 13 to the Company's Consolidated Financial Statements.

Critical Accounting Policies

INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its footwear wholesale operations and its Lids Sports Group wholesale operations, except for the Anaconda Sports operation, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

The Lids Sports retail segment and its newly acquired Anaconda Sports wholesale division employ the moving average cost method for valuing inventories and apply freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

In its retail operations, other than the Lids Sports segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value. A change of 10 percent from the recorded provisions for markdowns, shrinkage and damaged goods would have changed inventory by $1.2 million at January 29, 2011.

IMPAIRMENT OF LONG-LIVED ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets.

The goodwill impairment test involves a two-step process. The first step is a comparison of the fair value and carrying value of the business unit with which the goodwill is associated. The Company estimates fair value using the best information available, and computes the fair value by an equal weighting of the results derived by a market approach and an income approach utilizing discounted cash flow projections. The income approach uses a projection of a business unit's estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

If the carrying value of the business unit is higher than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of business unit goodwill to the carrying value of the goodwill in the same manner as if the business unit was being acquired in a business combination. Specifically, the Company would allocate the fair value to all of the assets and liabilities of the business unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

A key assumption in the Company's fair value estimate is the weighted average cost of capital utilized for discounting its cash flow projections in its income approach. The Company believes the rate it used in its annual test, which is completed in the fourth quarter each year, was consistent with the risks inherent in its business and with industry discount rates. The Company performed sensitivity analyses on its estimated fair value using the income approach. Holding all other assumptions constant as of the measurement date, the Company noted that an increase in the weighted average cost of capital of 100 basis points would not result in impairment of its goodwill.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2011, $0.8 million reflected in Fiscal 2010 and $9.4 million reflected in Fiscal 2009. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns and exclude sales taxes. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns and allowances are based on historical returns and allowances. Actual returns and allowances have not differed materially from estimates. Actual returns and allowances in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established, or increased in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Operations.

Income tax reserves are determined using the methodology required by the Income Tax Topic of the Codification. This methodology requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results. See Note 9 to the Company's Consolidated Financial Statements for additional information regarding income taxes.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Full-time employees who had at least 1,000 hours of service in calendar year 2004, except employees in the Lids Sports Group segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

As required by the Compensation – Retirement Benefits Topic of the Codification, the Company is required to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in their Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. The Company is required to measure the funded status of a plan as of the date of its fiscal year end. The Company adopted the measurement date change as of January 31, 2009. The Company was required to change the measurement date for its defined benefit pension plan and postretirement benefit plan from December 31 to January 31 (end of fiscal year). As a result of this change, pension expense and actuarial gains/losses for the one-month period ended January 31, 2009 were recognized as adjustments to retained earnings and accumulated other comprehensive loss, respectively. The after-tax charge to retained earnings was $0.1 million. The adoption of the measurement date provision had no effect on the Company's Consolidated Statements of Operations for Fiscal 2009.

The Company accounts for the defined benefit pension plans using the Compensation-Retirement Benefits Topic of the Codification. As permitted under this topic, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

LONG-TERM RATE OF RETURN ASSUMPTION – Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical asset returns, the current asset allocation and future expectations of asset returns. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% international equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2011, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $1.0 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $1.0 million.

DISCOUNT RATE – Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 5.25%, 5.625% and 6.875% for Fiscal 2011, 2010 and 2009, respectively. The discount rate at January 29, 2011 was determined based on a yield curve of high-quality corporate bonds with cash flows matching the Company's plans' expected benefit payments. For Fiscal 2011, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.5 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.6 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $5.2 million and the accumulated benefit obligation would have decreased by $5.2 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $5.7 million and the accumulated benefit obligation would have increased by $5.7 million.

AMORTIZATION OF GAINS AND LOSSES – The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. At the end of Fiscal 2011, the Company had unrecognized actuarial losses of $41.1 million. Accounting principles generally accepted in the United States require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently approximately six years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $2.3 million, $0.2 million and $1.4 million in Fiscal 2011, 2010 and 2009, respectively. The Company's board of directors approved freezing the Company's defined pension benefit plan effective January 1, 2005. The Company's pension expense is expected to increase in Fiscal 2012 by approximately $0.7 million due to a larger actuarial loss to be amortized.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. The Company recognizes compensation expense for share-based payments based on the fair value of the awards as required by the Compensation – Stock Compensation Topic of the Codification. For Fiscal 2011, 2010 and 2009, share-based compensation expense was $0.2 million, $0.5 million and $1.7 million, respectively. The Company did not issue any new share-based compensation awards in Fiscal 2011, 2010 or 2009. For Fiscal 2011, 2010 and 2009, restricted stock expense was $7.8 million, $6.5 million and $6.3 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical term structures. The Company bases the risk-free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Share-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience. See Note 12 to the Consolidated Financial Statements for additional information regarding the Company's share-based compensation plans.

Comparable Store Sales

Comparable store sales begin in the fifty-third week of a store's operation. Temporarily closed stores are excluded from the comparable store sales calculation for every full week of the store closing. Expanded stores are excluded from the comparable store sales calculation until the fifty-third week of operation in the expanded format. Unless otherwise specified, e-commerce and catalog sales are excluded from comparable store sales calculations.

Results of Operations – Fiscal 2011 Compared to Fiscal 2010

The Company's net sales for Fiscal 2011 increased 13.7% to $1.79 billion from $1.57 billion in Fiscal 2010. The increase in net sales was a result of an increase in comparable store sales in the Lids Sports Group, Journeys Group and Johnston & Murphy Group and higher sales in Licensed Brands combined with $52.8 million of sales from businesses acquired over the past twelve months. The higher sales were offset slightly by negative comparable store sales and lower sales, reflecting fewer stores in operation in the Underground Station Group. Gross margin increased 13.3% to $901.8 million in Fiscal 2011 from $795.9 million in Fiscal 2010 but decreased as a percentage of net sales from 50.6% to 50.4%. Selling and administrative expenses in Fiscal 2011 increased 11.8% from Fiscal 2010 but decreased as a percentage of net sales from 45.9% to 45.1%, primarily reflecting expense leverage in the Lids Sports Group, Journeys Group and Johnston & Murphy Group due to positive comparable store sales and increased wholesale sales in the Johnston & Murphy Group. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings from continuing operations before income taxes ("pretax earnings") for Fiscal 2011 were $85.0 million, compared to $50.5 million for Fiscal 2010. Pretax earnings for Fiscal 2011 included restructuring and other charges of $8.6 million, including $7.2 million for retail store asset impairments, $1.3 million for expenses related to the computer network intrusion announced in December 2010, and $0.1 million for other legal matters. Pretax earnings for Fiscal 2010 included restructuring and other charges of $13.5 million, including $13.3 million for retail store asset impairments and $0.4 million for lease terminations, offset by $0.3 million for other legal matters. Also included in pretax earnings was $0.1 million in excess markdowns related to the lease terminations, reflected in cost of sales on the Consolidated Statements of Operations. Pretax earnings for Fiscal 2010 also included a $5.5 million loss on early retirement of debt.

Net earnings for Fiscal 2011 were $53.2 million ($2.24 diluted earnings per share) compared to $28.8 million ($1.30 diluted earnings per share) for Fiscal 2010. Net earnings for Fiscal 2011 includes $1.3 million ($0.05 diluted earnings per share) charge to earnings (net of tax), including $1.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company, offset by a $0.5 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2010 includes $0.3 million ($0.01 diluted earnings per share) charge to earnings (net of tax), including $0.5 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. The Company recorded an effective federal income tax rate of 35.8% for Fiscal 2011 compared to 42.4% for Fiscal 2010. This year's lower effective tax rate of 35.8% reflects the net reduction of the Company's liability for uncertain tax positions of $1.3 million this year, as well as the non-deductibility in Fiscal 2010 of certain items incurred in connection with the inducement of conversion of the Debentures for common stock. Last year's higher effective tax rate of 42.4% reflects the non-deductibility of certain items incurred in connection with the inducement of the conversion of the Debentures for common stock in Fiscal 2010. See Note 9 to the Consolidated Financial Statements for additional information.

JOURNEYS GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2011	FISCAL YEAR ENDED 2010	PERCENT CHANGE
Net sales	**$804,149**	$749,202	7.3%
Earnings from operations	**$ 55,628**	$ 44,285	25.6%
Operating margin	**6.9%**	5.9%	

Net sales from Journeys Group increased 7.3% to $804.1 million for Fiscal 2011 from $749.2 million for Fiscal 2010. The increase reflects primarily a 7% increase in comparable store sales, resulting from a 7% increase in footwear unit comparable sales with no change in the average price per pair of shoes. Total unit sales increased 8% during the same period. The store count for Journeys Group was 1,017 stores at the end of Fiscal 2011, including 149 Journeys Kidz stores, 55 Shi by Journeys stores and three Journeys stores in Canada, compared to 1,025 stores at the end of Fiscal 2010, including 150 Journeys Kidz stores and 56 Shi by Journeys stores.

Journeys Group earnings from operations for Fiscal 2011 increased 25.6% to $55.6 million, compared to $44.3 million for Fiscal 2010. The increase in earnings from operations was primarily due to increased net sales and decreased expenses as a percentage of net sales, reflecting store-related occupancy cost leverage from positive comparable store sales and lower depreciation expense.

UNDERGROUND STATION GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2011	FISCAL YEAR ENDED 2010	PERCENT CHANGE
Net sales	**$ 94,351**	$ 99,458	(5.1)%
Loss from operations	**$ (2,476)**	$ (4,584)	46.0 %
Operating margin	**(2.6)%**	(4.6)%	

Net sales from the Underground Station Group decreased 5.1% to $94.4 million for Fiscal 2011 from $99.5 million for Fiscal 2010. The decrease reflects a 1% decrease in comparable store sales and a 9% decrease in average Underground Station Group stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen). Comparable footwear unit sales increased 4% while the average price per pair of shoes decreased 4%, reflecting changes in product mix. Total unit sales for the Group were flat for Fiscal 2011. Underground Station Group operated 151 stores at the end of Fiscal 2011. The Company had operated 170 Underground Station Group stores at the end of Fiscal 2010. The Company plans to close certain underperforming Underground Station stores as the opportunity presents itself, and attempt to secure rent relief on other locations while it assesses the future prospects for the chain.

Underground Station Group loss from operations for Fiscal 2011 improved to $(2.5) million compared to $(4.6) million for the same period last year. The improvement was due to increased gross margin as a percentage of net sales, reflecting decreased markdowns, decreased expenses as a percentage of net sales due to decreased occupancy costs and depreciation and to earnings improvement resulting from closing underperforming stores.

LIDS SPORTS GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2011	FISCAL YEAR ENDED 2010	PERCENT CHANGE
Net sales	**$603,345**	$465,776	29.5%
Earnings from operations	**$ 57,778**	$ 44,039	31.2%
Operating margin	**9.6%**	9.5%	

Net sales from the Lids Sports Group increased 29.5% to $603.3 million for Fiscal 2011 from $465.8 million for Fiscal 2010. The increase reflects primarily a 9% increase in comparable store sales, a $46.7 million increase in sales from the Lids Team Sports business, primarily due to acquisitions, and a $36.0 million increase in sales from Lids Locker Room, including the Sports Avenue stores acquired during the third quarter of the year. The comparable store sales increase reflected a 7% increase in comparable store headwear units sold from strength in Major League Baseball products especially fashion-oriented Major League Baseball products, NCAA products, NFL products and NHL products, and a 2% increase in average price per hat. Lids Sports Group operated 985 stores at the end of Fiscal 2011, including 73 stores in Canada and 99 Lids Locker Room stores, compared to 921 stores at the end of Fiscal 2010, including 60 stores in Canada and 37 Lids Locker Room stores.

Lids Sports Group earnings from operations for Fiscal 2011 increased 31.2% to $57.8 million compared to $44.0 million for Fiscal 2010. The increase in operating income was primarily due to increased net sales and decreased expenses as a percentage of net sales, primarily reflecting leverage from positive comparable store sales.

JOHNSTON & MURPHY GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2011**	2010	CHANGE
Net sales	**$ 185,011**	$ 166,079	11.4%
Earnings from operations	**$ 8,617**	$ 5,484	57.1%
Operating margin	**4.7%**	3.3%	

Johnston & Murphy Group net sales increased 11.4% to $185.0 million for Fiscal 2011 from $166.1 million for Fiscal 2010, reflecting primarily an 8% increase in comparable store sales and a 21% increase in Johnston & Murphy wholesale sales, partially offset by a 1% decrease in average stores operated for Johnston & Murphy retail operations. The comparable store sales increase in Fiscal 2011 reflects an 11% increase in footwear unit comparable sales offset by a 5% decrease in average price per pair of shoes, primarily due to changes in product mix. Unit sales for the Johnston & Murphy wholesale business increased 14% in Fiscal 2011 and the average price per pair of shoes increased 6% for the same period. Retail operations accounted for 73.3% of Johnston & Murphy Group sales in Fiscal 2011, down from 75.4% in Fiscal 2010. The store count for Johnston & Murphy retail operations at the end of Fiscal 2011 included 156 Johnston & Murphy shops and factory stores compared to 160 Johnston & Murphy shops and factory stores at the end of Fiscal 2010.

Johnston & Murphy earnings from operations for Fiscal 2011 increased 57.1% to $8.6 million from $5.5 million for Fiscal 2010, primarily due to increased net sales and decreased expenses as a percentage of net sales, reflecting positive leverage from the increase in comparable store sales and increased wholesale sales.

LICENSED BRANDS

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	**2011**	2010	CHANGE
Net sales	**$ 101,644**	$ 93,194	9.1%
Earnings from operations	**$ 12,861**	$ 12,372	4.0%
Operating margin	**12.7%**	13.3%	

Licensed Brands' net sales increased 9.1% to $101.6 million for Fiscal 2011 from $93.2 million for Fiscal 2010. The sales increase reflects $9.1 million of increased sales from the Chaps line of footwear that the Company is sourcing with limited distribution and a small acquisition made in the third quarter of this year, while sales of Dockers Footwear were flat. Unit sales for Dockers Footwear increased 1% for Fiscal 2011 while the average price per pair of shoes decreased 1% for the same period.

Licensed Brands' earnings from operations for Fiscal 2011 increased 4.0%, from $12.4 million for Fiscal 2010 to $12.9 million, primarily due to increased net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expense for Fiscal 2011 was $46.3 million compared to $46.7 million for Fiscal 2010. Corporate expense in Fiscal 2011 included $8.6 million in restructuring and other charges, primarily for retail store asset impairments, network intrusion expenses and other legal matters. Corporate expense in Fiscal 2010 included $13.5 million in restructuring and other charges, primarily for retail store asset impairments and lease terminations offset by other legal matters. Corporate expense for Fiscal 2010 also included $5.5 million for the loss on early retirement of debt. Corporate and other costs of sales for Fiscal 2010 included $0.1 million in excess markdowns related to lease terminations. Corporate expenses, excluding restructuring and other charges and last year's loss on early retirement of debt, increased $9.9 million primarily due to higher bonus accruals reflecting improved financial performance of the Company.

Interest expense decreased 74.5% from $4.4 million in Fiscal 2010 to $1.1 million in Fiscal 2011, due to the conversion of all the Company's 4 1/8% Debentures during Fiscal 2010.

Results of Operations – Fiscal 2010 Compared to Fiscal 2009

The Company's net sales for Fiscal 2010 increased 1.5% to $1.57 billion from $1.55 billion in Fiscal 2009. The increase in net sales was a result of a higher number of stores in operation and an increase in comparable store sales in the Lids Sports Group, offset by lower sales in the Journeys Group, reflecting negative comparable store sales of 3%, lower sales in the Underground Station Group stores, reflecting fewer stores in operation and negative comparable store sales, lower sales in the Johnston & Murphy Group, reflecting generally challenging economic conditions and a difficult retail environment, and lower sales in Licensed Brands. Gross margin increased 2.0% to $795.9 million in Fiscal 2010 from $780.0 million in Fiscal 2009 and increased as a percentage of net sales from 50.3% to 50.6%. Selling and administrative expenses in Fiscal 2010 increased 0.7% from Fiscal 2009 but decreased as a percentage of net sales from 46.2% to 45.9%, primarily due to the absence of merger-related expenses and leveraging in the Lids Sports Group due to positive comparable store sales. Expenses in Fiscal 2009 included $8.0 million in merger-related litigation expenses. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings from continuing operations before income taxes ("pretax earnings") for Fiscal 2010 were $50.5 million compared to $250.7 million for Fiscal 2009. Pretax earnings for Fiscal 2010 included restructuring and other charges of $13.5 million including $13.3 million for retail store asset impairments and $0.4 million for lease terminations offset by $0.3 million for other legal matters. Also included in pretax earnings was $0.1 million in excess markdowns related to the lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations. Pretax earnings for Fiscal 2010 also included $5.5 million loss on early retirement of debt. Pretax earnings for Fiscal 2009 included a gain of $204.1 million from the settlement of merger-related litigation with The Finish Line and UBS and restructuring and other charges of $7.7 million including $8.6 million for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters offset by a $3.8 million gain on a lease termination transaction. Also included in pretax earnings was $0.2 million in excess markdowns related to the lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations. Pretax earnings for Fiscal 2009 also included $8.0 million in merger-related expenses.

Net earnings for Fiscal 2010 were $28.8 million ($1.30 diluted earnings per share) compared to $150.8 million ($6.49 diluted earnings per share) for Fiscal 2009. Net earnings for Fiscal 2010 includes a $0.3 million ($0.01 diluted earnings per share) charge to earnings (net of tax), including $0.5 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2009 includes a $5.5 million ($0.23 diluted earnings per share) charge to earnings (net of tax), including $5.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.2 million gain for excess provisions to prior discontinued operations. The Company recorded an effective federal income tax rate of 42.4% for Fiscal 2010 compared to 37.7% for Fiscal 2009. The effective tax rate for Fiscal 2010 of 42.4% reflects the non-deductibility of certain items incurred in connection with the inducement of the conversion of the 4 1/8% Debentures for common stock in Fiscal 2010. The effective tax rate for Fiscal 2009 of 37.7% is primarily attributable to the deduction of prior period merger-related expenses that became deductible upon termination of the Finish Line merger agreement offset by an income tax liability on an increase in value of shares of common stock received in the settlement of litigation with The Finish Line that had no corresponding income in the financial statements. In addition, the effective rate for Fiscal 2009 was lower due to a $1.2 million reduction in tax liabilities from an agreement reached on a state income tax contingency. See Notes 9 and 13 to the Consolidated Financial Statements for additional information.

JOURNEYS GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2010	2009	CHANGE
Net sales	$ 749,202	$ 760,008	(1.4)%
Earnings from operations	$ 44,285	$ 49,050	(9.7)%
Operating margin	5.9%	6.5%	

Net sales from Journeys Group decreased 1.4% to $749 million for Fiscal 2010 from $760.0 million for Fiscal 2009. The decrease reflects primarily a 3% decrease in comparable store sales partially offset by a 3% increase in average Journeys stores operated. The comparable store sales decrease reflects a 5% decrease in footwear unit comparable sales offset by a 3% increase in average price per pair of shoes reflecting changes in product mix. Total unit sales decreased 3% during the same period. The store count for Journeys Group was 1,025 stores at the end of Fiscal 2010, including 150 Journeys Kidz stores and 56 Shi by Journeys stores, compared to 1,012 Journeys Group stores at the end of Fiscal 2009, including 141 Journeys Kidz stores and 55 Shi by Journeys stores.

Journeys Group earnings from operations for Fiscal 2010 decreased 9.7% to $44.3 million, compared to $49.1 million for Fiscal 2009. Improved gross margin as a percentage of net sales from lower markdowns was more than offset by increased expenses both in dollars and as a percentage of net sales, reflecting negative leverage from negative comparable store sales.

UNDERGROUND STATION GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2010	2009	CHANGE
Net sales	$ 99,458	$110,902	(10.3)%
Loss from operations	$ (4,584)	$ (5,660)	19.0 %
Operating margin	(4.6)%	(5.1)%	

Net sales from the Underground Station Group decreased 10.3% to $99.5 million for Fiscal 2010 from $110.9 million for Fiscal 2009. The decrease reflects a 7% decrease in comparable store sales and a 6% decrease in average Underground Station Group stores operated. The decrease in comparable store sales reflects a 1% decrease in footwear unit comparable sales and a 3% decrease in the average price per pair of shoes, reflecting changes in product mix. Unit sales decreased 5% during Fiscal 2010. Underground Station Group operated 170 stores at the end of Fiscal 2010. The Company had operated 180 Underground Station Group stores at the end of Fiscal 2009. The Company plans to close certain underperforming Underground Station stores as the opportunity presents itself, and attempt to secure rent relief on other locations while it assesses the future prospects for the chain.

Underground Station Group's loss from operations for Fiscal 2010 improved to $(4.6) million compared to $(5.7) million for the same period last year. The improvement was due to increased gross margin as a percentage of net sales reflecting improvement in initial mark-on from changes in product mix.

LIDS TEAM SPORTS GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2010	2009	CHANGE
Net sales	$ 465,776	$ 405,446	14.9%
Earnings from operations	$ 44,039	$ 36,670	20.1%
Operating margin	9.5%	9.0%	

Net sales from the Lids Team Sports Group increased 14.9% to $465.8 million for Fiscal 2010 from $405.4 million for Fiscal 2009. The increase reflects primarily a $24.7 million increase in sales related to Impact Sports and Great Plains Sports, a 3% increase in comparable store sales, a 2% increase in average stores operated and $11.7 million in sales from the newly acquired Sports Fan Attic business. The comparable store sales increase reflected a 4% increase in average price per hat from higher prices in Major League Baseball products and branded action headwear, offset by a 1% decrease in comparable store headwear units sold, primarily from weakness in NCAA and NFL products. Lids Team Sports Group operated 921 stores at the end of Fiscal 2010, including 60 stores in Canada and 37 Sports Fan Attic stores, compared to 885 stores at the end of Fiscal 2009, including 50 stores in Canada.

Lids Team Sports Group earnings from operations for Fiscal 2010 increased 20.1% to $44.0 million compared to $36.7 million for Fiscal 2009. The increase in operating income was primarily due to increased net sales and decreased expenses as a percentage of net sales primarily reflecting leverage from positive comparable store sales.

JOHNSTON & MURPHY GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2010	2009	CHANGE
Net sales	$ 166,079	$ 177,963	(6.7)%
Earnings from operations	$ 5,484	$ 10,069	(45.5)%
Operating margin	3.3%	5.7%	

Johnston & Murphy Group net sales decreased 6.7% to $166.1 million for Fiscal 2010 from $178.0 million for Fiscal 2009, reflecting primarily an 8% decrease in comparable store sales and an 11% decrease in Johnston & Murphy wholesale sales, partially offset by a 3% increase in average stores operated for Johnston & Murphy retail operations. Unit sales for the Johnston & Murphy wholesale business decreased 2% in Fiscal 2010 and the average price per pair of shoes decreased 10% for the same period. Retail operations accounted for 75.4% of Johnston & Murphy Group sales in Fiscal 2010, up from 74.2% in Fiscal 2009. The comparable store sales decrease in Fiscal 2010 reflects a 7% decrease in footwear unit comparable sales and a 4% decrease in average price per pair of shoes, primarily due to changes in product mix. The store count for Johnston & Murphy retail operations at the end of Fiscal 2010 included 160 Johnston & Murphy shops and factory stores compared to 157 Johnston & Murphy shops and factory stores at the end of Fiscal 2009.

Johnston & Murphy earnings from operations for Fiscal 2010 decreased 45.5% to $5.5 million from $10.1 million for Fiscal 2009, primarily due to decreased net sales, decreased gross margin as a percentage of net sales, reflecting changes in product mix and lower full priced wholesale sales, and increased expenses as a percentage of net sales, reflecting negative leverage from the decrease in comparable store sales.

LICENSED BRANDS

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2010	2009	CHANGE
Net sales	$ 93,194	$ 96,561	(3.5)%
Earnings from operations	$ 12,372	$ 11,925	3.7 %
Operating margin	13.3%	12.3%	

Licensed Brands' net sales decreased 3.5% to $93.2 million for Fiscal 2010 from $96.6 million for Fiscal 2009. The sales decrease reflects a 5% decrease in sales of Dockers Footwear offset by increased sales from a new line of footwear introduced in the third quarter last year that the Company is sourcing under a different brand with limited distribution. Unit sales for Dockers Footwear decreased 1% for Fiscal 2010 and the average price per pair of shoes decreased 3% for the same period.

Licensed Brands' earnings from operations for Fiscal 2010 increased 3.7%, from $11.9 million for Fiscal 2009 to $12.4 million, primarily due to increased gross margin as a percentage of net sales, reflecting decreased product costs and changes in product mix.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expense for Fiscal 2010 was $46.7 million compared to income of $157.6 million for Fiscal 2009. Corporate expense in Fiscal 2010 included $13.5 million in restructuring and other charges, primarily for retail store asset impairments and lease terminations offset by other legal matters. Corporate expense for Fiscal 2010 also included $5.5 million for the loss on early retirement of debt. Corporate and other costs of sales for Fiscal 2010 included $0.1 million in excess markdowns related to lease terminations. Corporate income in Fiscal 2009 included a $204.1 million gain from the settlement of merger-related litigation partially offset by $7.7 million in restructuring and other charges, primarily for retail store asset impairments, lease terminations and other legal matters offset by a gain on a lease termination transaction and $8.0 million in merger-related expenses. Corporate and other costs of sales for Fiscal 2009 included $0.2 million in excess markdowns related to lease terminations.

Interest expense decreased 52.0% from $9.2 million in Fiscal 2009 to $4.4 million in Fiscal 2010, due to reduced interest expense on the Company's 4 1/8% Debentures as a result of retiring $86.2 million in aggregate principal amount of the Debentures during Fiscal 2010. The application of the updated Debt Topic to the Codification resulted in the recognition of additional pretax non-cash interest expense totaling $1.4 million for Fiscal 2010, compared to $3.1 million for Fiscal 2009. Interest income decreased 95.7% to $14,000 from $0.3 million for Fiscal 2009.

Liquidity and Capital Resources

The following table sets forth certain financial data at the dates indicated.

DOLLARS IN MILLIONS	JAN. 29 2011	JAN. 30 2010	JAN. 31 2009
Cash and cash equivalents	**$ 55.9**	$ 82.1	$ 17.7
Working capital	**$ 278.7**	$ 280.4	$ 259.1
Long-term debt	**$ -0-**	$ -0-	$ 113.7

WORKING CAPITAL

The Company's business is seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $102.6 million in Fiscal 2011 compared to $142.1 million in Fiscal 2010. The $39.5 million decrease in cash flow from operating activities from last year reflects a decrease in cash flow from changes in inventory and accounts receivable of $68.4 million and $9.8 million, respectively, offset by increases in cash flow from improved earnings and changes in other accrued liabilities of $39.9 million. The $68.4 million decrease in cash flow from inventory reflected the decision this year to accelerate receipts in anticipation of potential supply chain disruptions associated with the Chinese New Year, increased purchases to support sales and last year's efforts to reduce inventory in order to align inventory growth with sales growth, especially in the Johnston & Murphy Group. The $9.8 million decrease in cash flow from accounts receivable reflects increased wholesale sales including the additional sales in Lids Team Sports related to recent acquisitions. The $39.9 million increase in cash flow from other accrued liabilities reflected increased bonus accruals and increased income tax accruals in Fiscal 2011 compared to Fiscal 2010 resulting from improved earnings.

The $44.3 million increase in inventories at January 29, 2011 from January 30, 2010 levels reflects the decision this year to accelerate receipts in anticipation of potential supply chain disruptions associated with the Chinese New Year and increased purchases to support sales.

Accounts receivable at January 29, 2011 increased $12.1 million compared to January 30, 2010, due primarily to increased wholesale sales reflecting growth in Lids Team Sports and in the Johnston & Murphy wholesale business.

Cash provided by operating activities was $142.1 million in Fiscal 2010 compared to $179.1 million in Fiscal 2009. The $37.0 million decrease in cash flow from operating activities from Fiscal 2009 reflects primarily the receipt of $175.0 million of cash proceeds of the merger-related litigation settlement in Fiscal 2009, offset by an increase in cash flow from changes in inventory, accounts payable, other accrued liabilities and prepaids and other current assets of $27.4 million, $19.5 million, $19.4 million and $16.2 million, respectively. The $27.4 million increase in cash flow from inventory reflected efforts to reduce inventory in order to align inventory growth with sales growth, especially in the Johnston & Murphy Group. The $19.5 million increase in cash flow from accounts payable reflected changes in buying patterns, including actions taken to reduce inventory in the prior year, and payment terms negotiated with individual vendors. The $19.4 million increase in cash flow from other accrued liabilities reflected Fiscal 2009 reduction in accrued professional fees related to the terminated merger agreement and reduction in income taxes plus a Fiscal 2010 additional accrual related to environmental insurance. The $16.2 million increase in cash flow from prepaids and other current assets was due to decreased prepaid income taxes compared to Fiscal 2009.

The $24.0 million decrease in inventories at January 30, 2010 from January 31, 2009 levels reflects a decrease in inventory, primarily wholesale, due to efforts to align inventory growth with sales growth and increased wholesale inventory last year due to timing of Chinese New Year.

Accounts receivable at January 30, 2010 increased $2.3 million compared to January 31, 2009, due primarily to increased wholesale sales in the fourth quarter of Fiscal 2010 which includes sales of the newly acquired Great Plains Sports team dealer business and slower overall accounts receivable turn.

SOURCES OF LIQUIDITY

The Company has three principal sources of liquidity: cash from operations, cash and cash equivalents on hand and the Credit Facility discussed below. The Company believes that cash and cash equivalents on hand, cash from operations and availability under its Credit Facility will be sufficient to cover its working capital and capital expenditures for the foreseeable future.

The Company entered into the Second Amended and Restated Credit Agreement (the "Credit Facility") on January 21, 2011, in the aggregate principal amount of $300.0 million, with a $40.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit and a Canadian sub-facility of up to $8.0 million, and has a five-year term, expiring in January 2016. Any swingline loans and any letters of credit and borrowings under the Canadian facility will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $150.0 million subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Credit Facility shall at no time exceed the lesser of the facility amount ($300.0 million or, if increased at the Company's option, up to $450.0 million) or the "Borrowing Base," which generally is based on 90% of eligible inventory plus 85% of eligible wholesale receivables (50% of eligible wholesale receivables of the Lids Team Sports business) plus 90% of eligible credit card and debit card receivables less applicable reserves. For additional information on the Company's Credit Facility, see Note 6 to the Consolidated Financial Statements.

Revolving credit borrowings averaged $7.0 million during Fiscal 2011 and $15.4 million during Fiscal 2010, as cash on hand and cash generated from operations primarily funded seasonal working capital requirements and capital expenditures for Fiscal 2011.

There were $10.5 million of letters of credit outstanding and no revolver borrowings outstanding under the Credit Facility at January 29, 2011. Net availability under the facility was $235.2 million. The Company is not required to comply with any financial covenants under the facility unless Excess Availability (as defined in the Second Amended and Restated Credit Agreement) is less than the greater of $27.5 million or 12.5% of the Loan Cap. If and during such time as Excess Availability is less than the greater of $27.5 million or 12.5% of the Loan Cap, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of (a) an amount equal to consolidated EBITDA less capital expenditures and taxes paid in cash, in each case for such period, to (b) fixed charges for such period, of not less than 1.0:1.0. Excess Availability was $235.2 million at January 29, 2011. Because Excess Availability exceeded $27.5 million or 12.5% of the Loan Cap, the Company was not required to comply with this financial covenant at January 29, 2011.

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless as of the date of the making of any Restricted Payment or consummation of any Acquisition, (a) no Default or Event of Default exists or would arise after giving effect to such Restricted Payment or Acquisition, and (b) either (i) the Borrowers have pro forma projected Excess Availability for the following six month period equal to or greater than 50% of the Loan Cap, after giving pro forma effect to such Restricted Payment or Acquisition, or (ii) (A) the Borrowers have pro forma projected Excess Availability for the following six month period of less than 50% of the Loan Cap but equal to or greater than 20% of the Loan Cap, after giving pro forma effect to the Restricted Payment or Acquisition, and (B) the Fixed Charge Coverage Ratio, on a pro-forma basis for the twelve months preceding such Restricted Payment or Acquisition, will be equal to or greater than 1.0:1.0 and (c) after giving effect to such Restricted Payment or Acquisition, the Borrowers are Solvent. The Company's management does not expect availability under the Credit Facility to fall below the requirements listed above during Fiscal 2012.

The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $197,000.

CONTRACTUAL OBLIGATIONS

The following tables set forth aggregate contractual obligations and commitments as of January 29, 2011.

	PAYMENTS DUE BY PERIOD				
IN THOUSANDS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Capital Lease Obligations	$ 37	$ 22	$ 3	$ 3	$ 9
Operating Lease Obligations	913,884	170,971	300,169	235,482	207,262
Purchase Obligations[1]	376,063	376,063	-0-	-0-	-0-
Other Long-Term Liabilities	1,366	176	351	351	488
Total Contractual Obligations[2]	**$ 1,291,350**	**$ 547,232**	**$ 300,523**	**$ 235,836**	**$ 207,759**

COMMERCIAL COMMITMENTS

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
IN THOUSANDS	TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Letters of Credit	$ 10,547	$ 10,547	$ -0-	$ -0-	$ -0-
Total Commercial Commitments	**$ 10,547**	**$ 10,547**	**$ -0-**	**$ -0-**	**$ -0-**

(1) Open purchase orders for inventory.

(2) Excludes unrecognized tax benefits of $15.7 million due to their uncertain nature in timing of payments, if any.

CAPITAL EXPENDITURES

Capital expenditures were $29.3 million, $33.8 million and $49.4 million for Fiscal 2011, 2010 and 2009, respectively. The $4.5 million decrease in Fiscal 2011 capital expenditures as compared to Fiscal 2010 resulted primarily from the decrease in retail store capital expenditures due to 53 new store openings in Fiscal 2011, excluding 58 acquired stores, compared to 61 new store openings in Fiscal 2010. The $15.6 million decrease in Fiscal 2010 capital expenditures as compared to Fiscal 2009 resulted primarily from the decrease in retail store capital expenditures due to 61 new store openings in Fiscal 2010, excluding 38 acquired stores, compared to 102 new store openings in Fiscal 2009 and a lower amount of full major renovations.

Total capital expenditures in Fiscal 2012 are expected to be approximately $55.9 million. These include retail capital expenditures of approximately $45.1 million to open approximately 20 Journeys stores, including eight in Canada, seven Journeys Kidz stores, 12 Johnston & Murphy shops and factory stores and 45 Lids Sports Group stores including 25 Lids stores, with ten stores in Canada, and 20 Lids Locker Room stores, with three Lids Locker Room stores in Canada, and to complete approximately 103 major store renovations. The Company will continue to open stores at a slower pace in 2012. The planned amount of capital expenditures in Fiscal 2012 for wholesale operations and other purposes is approximately $10.8 million, including approximately $4.5 million for new systems to improve customer service and support the Company's growth.

FUTURE CAPITAL NEEDS

The Company expects that cash on hand and cash provided by operations will be sufficient to support seasonal working capital requirements and capital expenditures, although the Company expects to borrow under its Credit Facility from time to time to support seasonal working capital requirements during Fiscal 2012. The approximately $10.4 million of costs associated with discontinued operations that are expected to be paid during the next twelve months are expected to be funded from cash on hand, cash generated from operations and borrowings under the Credit Facility during Fiscal 2012.

COMMON STOCK REPURCHASES

In Fiscal 2009, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation discussed above under the heading "Terminated Merger Agreement." The Company repurchased 4.0 million shares at a cost of $90.9 million during Fiscal 2009. The Company repurchased 85,000 shares at a cost of $2.0 million during Fiscal 2010. In the first quarter of Fiscal 2011, the board increased the total repurchase authorization to $35.0 million. The board restored the total repurchase authorization in the third quarter of Fiscal 2011 to $35.0 million. The Company repurchased 863,767 shares at a cost of $24.8 million during Fiscal 2011. All of the $24.8 million in repurchases for Fiscal 2011, except $0.6 million, were repurchased under the original $35.0 million authorization made during the first quarter of Fiscal 2011.

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13 to the Company's Consolidated Financial Statements. The Company has made accruals for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2011, $0.8 million reflected in Fiscal 2010 and $9.4 million reflected in Fiscal 2009. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Financial Market Risk

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

OUTSTANDING DEBT OF THE COMPANY – The Company does not have any outstanding debt as of January 29, 2011.

CASH AND CASH EQUIVALENTS – The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company did not have significant exposure to changing interest rates on invested cash at January 29, 2011. As a result, the Company considers the interest rate market risk implicit in these investments at January 29, 2011 to be low.

FOREIGN CURRENCY EXCHANGE RATE RISK – Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts when the purchases are material. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The Company did not have any forward foreign exchange contracts for Euro outstanding as of January 29, 2011.

ACCOUNTS RECEIVABLE – The Company's accounts receivable balance at January 29, 2011 is concentrated in two of its footwear wholesale businesses, which sell primarily to department stores and independent retailers across the United States and its Lids Team Sports wholesale business, which sell primarily to colleges and high school athletic teams and their fan bases. Including both footwear wholesale and Lids Team Sports receivables, one customer accounted for 8% and no other customer accounted for more than 7% of the Company's total trade receivables balance as of January 29, 2011. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers, historical trends and other information, as well as customer specific factors; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company-specific information.

SUMMARY – Based on the Company's overall market interest rate and foreign currency rate exposure at January 29, 2011, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2012 would not be material.

New Accounting Principles

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding transfers in and out of the Level 1 and 2 and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those years. The Company adopted the new disclosures effective January 31, 2010, except for the disclosure of activity within Level 3 fair value measurements. The Level 3 disclosures are effective for the Company at the beginning of Fiscal 2012. The adoption of ASU 2010-06 did not have a material impact on the Company's results of operations or financial position.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements ("ASU No. 2010-09"). The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. ASU No. 2010-09 was effective upon issuance. The adoption of ASU 2010-09 did not have a significant impact on the Company's results of operations or financial position.

In December 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts ("ASU 2010-28"). ASU 2010-28 provides amendments to Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to clarify that, for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of ASU 2010-28 is not expected to have a significant impact on the Company's results of operations or financial position.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

FINANCIAL SUMMARY

IN THOUSANDS EXCEPT PER COMMON SHARE DATA, FINANCIAL STATISTICS AND OTHER DATA	FISCAL YEAR END 2011	2010	2009	2008	2007
Results of Operations Data					
Net Sales	**$ 1,789,839**	$ 1,574,352	$ 1,551,562	$ 1,502,119	$ 1,460,478
Depreciation and amortization	**47,738**	47,462	46,833	45,114	40,330
Earnings from operations	**86,083**	60,422	259,626	41,821	117,849
Earnings from continuing operations before income taxes	**84,961**	50,488	250,714	29,920	108,535
Earnings from continuing operations	**54,547**	29,086	156,219	6,774	66,713
Provision for earnings from discontinued operations, net	**(1,336)**	(273)	(5,463)	(1,603)	(601)
Net earnings	**$ 53,211**	$ 28,813	$ 150,756	$ 5,171	$ 66,112
Per Common Share Data					
Earnings from continuing operations					
Basic	**$ 2.34**	$ 1.35	$ 8.11	$ .29	$ 2.93
Diluted	**2.29**	1.31	6.72	.29	2.61
Discontinued operations					
Basic	**(.06)**	(.02)	(.28)	(.07)	(.02)
Diluted	**(.05)**	(.01)	(.23)	(.07)	(.02)
Net earnings					
Basic	**2.28**	1.33	7.83	.22	2.91
Diluted	**2.24**	1.30	6.49	.22	2.59
Balance Sheet Data					
Total assets	**$ 961,082**	$ 863,652	$ 816,063	$ 801,685	$ 729,048
Long-term debt	**-0-**	-0-	113,735	147,271	98,390
Non-redeemable preferred stock	**5,183**	5,220	5,203	5,338	6,602
Common equity	**619,135**	577,093	444,552	420,778	405,040
Capital expenditures	**29,299**	33,825	49,420	80,662	73,287
Financial Statistics					
Earnings from operations as a percent of net sales	**4.8%**	3.8%	16.7%	2.8%	8.1%
Book value per share (common equity divided by common shares outstanding)	**$ 26.15**	$ 23.97	$ 23.10	$ 18.46	$ 17.81
Working capital (in thousands)	**$ 278,692**	$ 280,415	$ 259,137	$ 238,093	$ 200,330
Current ratio	**2.2**	2.7	2.9	2.6	2.5
Percent long-term debt to total capitalization	**0.0%**	0.0%	20.2%	25.7%	19.3%
Other Data (End of Year)					
Number of retail outlets*	**2,309**	2,276	2,234	2,175	2,009
Number of employees	**15,200**	13,925	13,775	13,950	12,750

* Includes 48 Sports Avenue stores in Fiscal 2011 acquired October 8, 2010, 37 Sports Fan Attic stores in Fiscal 2010 acquired November 3, 2009 and 49 Hat Shack stores in Fiscal 2007 acquired January 11, 2007. See Note 2 to the Consolidated Financial Statements.

Reflected in earnings from continuing operations for Fiscal 2009 was a $204.1 million gain on the settlement of merger-related litigation. See Notes 2 and 13 to the Consolidated Financial Statements for additional information.

Reflected in earnings from continuing operations for Fiscal 2009 and 2008 were $8.0 million and $27.6 million, respectively, in merger-related costs and litigation expenses. These expenses were deductible for tax purposes in Fiscal 2009. See Notes 2 and 13 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2011, 2010, 2009, 2008 and 2007 were restructuring and other charges of $8.6 million, $13.4 million, $7.5 million, $9.7 million and $1.1 million, respectively. See Note 3 to the Consolidated Financial Statements for additional information regarding these charges.

Long-term debt includes current obligations. In January 2011, the Company entered into the second amended and restated credit agreement in the aggregate principal amount of $300.0 million. During Fiscal 2010, the Company entered into separate exchange agreements whereby it acquired and retired all $86.2 million in aggregate principal amount of its Debentures due June 15, 2023 in exchange for the issuance of 4,552,824 shares of its common stock. As a result of the exchange agreements and conversions, the Company recognized a loss on the early retirement of debt of $5.5 million reflected in earnings from continuing operations. See Note 6 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has not paid dividends on its Common Stock since 1973. See Notes 6 and 8 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Sources of Liquidity" for a description of limitations on the Company's ability to pay dividends.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

GENESCO INC. AND CONSOLIDATED SUBSIDIARIES

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with U.S. generally accepted accounting principles. Some of the amounts included in the financial information are necessarily based on the estimates and judgments of management, which are based on currently available information and management's view of current conditions and circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements and the effectiveness of internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, internal audit and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters. Internal audit and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
Senior Vice President – Finance
Chief Financial Officer

Paul D. Williams
Vice President
Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries (the "Company") as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, cash flows and equity for each of the three fiscal years in the period ended January 29, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at January 29, 2011 and January 30, 2010, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
March 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

We have audited Genesco Inc. and Subsidiaries internal control over financial reporting as of January 29, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genesco Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Genesco Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genesco Inc. and Subsidiaries as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, cash flows and equity and for each of the three fiscal years in the period ended January 29, 2011 and our report dated March 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Nashville, Tennessee
March 30, 2011

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AMOUNTS	AS OF FISCAL YEAR END 2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 55,934	$ 82,148
Accounts receivable, net of allowances of $3,301 at January 29, 2011 and $3,232 at January 30, 2010	44,512	27,217
Inventories	359,736	290,974
Deferred income taxes	19,130	17,314
Prepaids and other current assets	33,743	32,419
Total current assets	513,055	450,072
Property and equipment:		
Land	4,863	4,863
Buildings and building equipment	17,992	17,992
Computer hardware, software and equipment	92,929	86,239
Furniture and fixtures	105,056	101,923
Construction in progress	9,109	3,196
Improvements to leased property	279,295	277,624
Property and equipment, at cost	509,244	491,837
Accumulated depreciation	(310,553)	(275,544)
Property and equipment, net	198,691	216,293
Deferred income taxes	19,036	13,545
Goodwill	153,301	118,995
Trademarks, net of accumulated amortization of $1,151 at January 29, 2011 and $418 at January 30, 2010	52,486	52,799
Other intangibles, net of accumulated amortization of $10,565 at January 29, 2011 and $8,795 at January 30, 2010	12,578	3,670
Other noncurrent assets	11,935	8,278
Total Assets	$ 961,082	$ 863,652
LIABILITIES AND EQUITY		
Current Liabilities		
Acounts payable	$ 117,001	$ 92,699
Accrued employee compensation	38,188	15,043
Accrued other taxes	17,289	11,570
Accrued income taxes	13,259	-0-
Other accrued liabilities	38,177	40,979
Provision for discontinued operations	10,449	9,366
Total current liabilities	234,363	169,657
Long-term debt	-0-	-0-
Pension liability	11,906	20,402
Deferred rent and other long-term liabilities	83,406	85,232
Provision for discontinued operations	4,586	6,048
Total liabilities	334,261	281,339
Commitments and contingent liabilities		
Equity		
Non-redeemable preferred stock	5,183	5,220
Common equity:		
Common stock, $1 par value: Authorized: 80,000,000 shares Issued/Outstanding: January 29, 2011 – 24,162,634/23,674,170 January 30, 2010 – 24,562,693/24,074,229	24,163	24,563
Additional paid-in capital	131,910	146,981
Retained earnings	505,224	452,210
Accumulated other comprehensive loss	(24,305)	(28,804)
Treasury shares, at cost	(17,857)	(17,857)
Total Genesco equity	624,318	582,313
Noncontrolling interest – non-redeemable	2,503	-0-
Total equity	626,821	582,313
Total Liabilities and Equity	$ 961,082	$ 863,652

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	FISCAL YEAR 2011	2010	2009
Net sales	**$ 1,789,839**	$ 1,574,352	$ 1,551,562
Cost of sales	**887,992**	778,482	771,580
Selling and administrative expenses	**807,197**	722,087	716,931
Gain from settlement of merger-related litigation	**-0-**	-0-	(204,075)
Restructuring and other, net	**8,567**	13,361	7,500
Earnings from operations	**86,083**	60,422	259,626
Loss on early retirement of debt	**-0-**	5,518	-0-
Interest expense, net:			
Interest expense	**1,130**	4,430	9,234
Interest income	**(8)**	(14)	(322)
Total interest expense, net	**1,122**	4,416	8,912
Earnings from continuing operations before income taxes	**84,961**	50,488	250,714
Income tax expense	**30,414**	21,402	94,495
Earnings from continuing operations	**54,547**	29,086	156,219
Provision for discontinued operations, net	**(1,336)**	(273)	(5,463)
Net Earnings	**$ 53,211**	$ 28,813	$ 150,756
Basic earnings per common share:			
Continuing operations	**$ 2.34**	$ 1.35	$ 8.11
Discontinued operations	**$ (.06)**	$ (.02)	$ (0.28)
Net earnings	**$ 2.28**	$ 1.33	$ 7.83
Diluted earnings per common share:			
Continuing operations	**$ 2.29**	$ 1.31	$ 6.72
Discontinued operations	**$ (.05)**	$ (.01)	$ (0.23)
Net earnings	**$ 2.24**	$ 1.30	$ 6.49

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IN THOUSANDS	FISCAL YEAR 2011	2010	2009
Cash Flows from Operating Activities:			
Net earnings	**$ 53,211**	$ 28,813	$ 150,756
Tax benefit of stock options exercised	**(1,448)**	-0-	(157)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**47,738**	47,462	46,833
Amortization of deferred note expense and debt discount	**370**	2,022	3,905
Loss on early retirement of debt	**-0-**	5,518	-0-
Receipt of Finish Line stock	**-0-**	-0-	(29,075)
Deferred income taxes	**(11,866)**	3,680	6,649
Provision for losses on accounts receivable	**1,081**	415	1,079
Impairment of long-lived assets	**7,155**	13,314	8,570
Restricted Stock and share-based compensation	**8,006**	6,969	8,031
Provision for discontinued operations	**2,203**	452	9,006
Other	**1,328**	1,650	1,738
Effect on cash of changes in working capital and other assets and liabilities, net of acquisitions:			
Accounts receivable	**(12,085)**	(2,251)	2,156
Inventories	**(44,345)**	24,027	(3,330)
Prepaids and other current assets	**(167)**	3,154	(13,052)
Accounts payable	**13,641**	11,441	(8,071)
Other accrued liabilities	**41,597**	1,661	(17,694)
Other assets and liabilities	**(3,811)**	(6,231)	11,759
Net cash provided by operating activities	**102,608**	142,096	179,103
Cash Flows from Investing Activities:			
Capital expenditures	**(29,299)**	(33,825)	(49,420)
Acquisitions, net of cash acquired	**(75,500)**	(11,719)	(4,484)
Proceeds from sale of property and equipment	**11**	13	16
Net cash used in investing activities	**(104,788)**	(45,531)	(53,888)
Cash Flows from Financing Activities:			
Payments of long-term debt	**(1,918)**	(2,623)	(1,330)
Payments of capital leases	**(104)**	(181)	(184)
Borrowings under revolving credit facility	**107,400**	197,400	295,400
Payments on revolving credit facility	**(107,400)**	(229,700)	(332,100)
Tax benefit of stock options and restricted stock exercised	**1,448**	-0-	157
Shares repurchased	**(26,851)**	-0-	(90,903)
Change in overdraft balances	**4,160**	3,102	2,420
Dividends paid on non-redeemable preferred stock	**(197)**	(198)	(198)
Exercise of stock options and issue shares – Employee Stock Purchase Plan	**2,343**	499	1,492
Other	**(2,915)**	(388)	-0-
Net cash used in financing activities	**(24,034)**	(32,089)	(125,246)
Net (Decrease) Increase in Cash and Cash Equivalents	**(26,214)**	64,476	(31)
Cash and cash equivalents at beginning of year	**82,148**	17,672	17,703
Cash and cash equivalents at end of year	**$ 55,934**	$ 82,148	$ 17,672
Supplemental Cash Flow Information:			
Net cash paid for:			
Interest	**$ 748**	$ 1,596	$ 5,493
Income taxes	**24,079**	13,386	91,833

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EQUITY

IN THOUSANDS	TOTAL NON-REDEEMABLE PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	NON CONTROLLING INTEREST NON-REDEEMABLE	COMPREHENSIVE INCOME	TOTAL EQUITY
Balance February 2, 2008	$ 5,338	$ 23,285	$129,179	$ 302,181	$ (16,010)	$ (17,857)	$ -0-		$ 426,116
Net earnings	-0-	-0-	-0-	150,756	-0-	-0-	-0-	$150,756	150,756
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(198)	-0-	-0-	-0-	-0-	(198)
Dividend declared – Finish Line stock	-0-	-0-	-0-	(29,075)	-0-	-0-	-0-	-0-	(29,075)
Exercise of stock options	-0-	83	1,355	-0-	-0-	-0-	-0-	-0-	1,438
Issue shares – employee stock purchase plan	-0-	2	53	-0-	-0-	-0-	-0-	-0-	55
Shares repurchased	-0-	(4,000)	(86,903)	-0-	-0-	-0-	-0-	-0-	(90,903)
Restricted stock issuance	-0-	416	(416)	-0-	-0-	-0-	-0-	-0-	-0-
Employee and non-employee restricted stock	-0-	-0-	6,341	-0-	-0-	-0-	-0-	-0-	6,341
Share-based compensation	-0-	-0-	1,690	-0-	-0-	-0-	-0-	-0-	1,690
Restricted shares withheld for taxes	-0-	(53)	(1,092)	-0-	-0-	-0-	-0-	-0-	(1,145)
Tax benefit of stock options and restricted stock exercised	-0-	-0-	(563)	-0-	-0-	-0-	-0-	-0-	(563)
Adjustment of measurement date provision of Retirement Benefit Topic (net of tax of $0.0 million)	-0-	-0-	-0-	(69)	-0-	-0-	-0-	-0-	(69)
Loss on foreign currency forward contracts (net of tax of $0.2 million)	-0-	-0-	-0-	-0-	(275)	-0-	-0-	(275)	(275)
Pension liability adjustment (net of tax benefit of $8.5 million)	-0-	-0-	-0-	-0-	(13,355)	-0-	-0-	(13,355)	(13,355)
Postretirement liability adjustment (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	119	-0-	-0-	119	119
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	(1,177)	-0-	-0-	(1,177)	(1,177)
Other	(135)	(1)	136	-0-	-0-	-0-	-0-	-0-	-0-
Comprehensive income								$ 136,068	
Balance January 31, 2009	5,203	19,732	49,780	423,595	(30,698)	(17,857)	-0-		449,755
Net earnings	-0-	-0-	-0-	28,813	-0-	-0-	-0-	$ 28,813	28,813
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(198)	-0-	-0-	-0-	-0-	(198)
Exercise of stock options	-0-	28	372	-0-	-0-	-0-	-0-	-0-	400
Issue shares – employee stock purchase plan	-0-	4	95	-0-	-0-	-0-	-0-	-0-	99
Employee and non-employee restricted stock	-0-	-0-	6,528	-0-	-0-	-0-	-0-	-0-	6,528
Share-based compensation	-0-	-0-	441	-0-	-0-	-0-	-0-	-0-	441
Restricted stock issuance	-0-	405	(405)	-0-	-0-	-0-	-0-	-0-	-0-
Restricted shares withheld for taxes	-0-	(65)	(1,156)	-0-	-0-	-0-	-0-	-0-	(1,221)
Tax expense of stock options and restricted stock exercised	-0-	-0-	(658)	-0-	-0-	-0-	-0-	-0-	(658)
Shares repurchased	-0-	(85)	(1,942)	-0-	-0-	-0-	-0-	-0-	(2,027)
Conversion of 4 1/8% debentures	-0-	4,553	93,933	-0-	-0-	-0-	-0-	-0-	98,486
Loss on foreign currency forward contracts (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	(157)	-0-	-0-	(157)	(157)
Pension liability adjustment (net of tax of $0.6 million)	-0-	-0-	-0-	-0-	1,151	-0-	-0-	1,151	1,151
Postretirement liability adjustment (net of tax of $0.0 million)	-0-	-0-	-0-	-0-	14	-0-	-0-	14	14
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	886	-0-	-0-	886	886
Other	17	(9)	(7)	-0-	-0-	-0-	-0-	-0-	1
Comprehensive income								$ 30,707	
Balance January 30, 2010	5,220	24,563	146,981	452,210	(28,804)	(17,857)	-0-		582,313
Net earnings	-0-	-0-	-0-	53,211	-0-	-0-	-0-	$ 53,211	53,211
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(197)	-0-	-0-	-0-	-0-	(197)
Exercise of stock options	-0-	118	2,105	-0-	-0-	-0-	-0-	-0-	2,223
Issue shares – employee stock purchase plan	-0-	4	116	-0-	-0-	-0-	-0-	-0-	120
Employee and non-employee restricted stock	-0-	-0-	7,796	-0-	-0-	-0-	-0-	-0-	7,796
Share-based compensation	-0-	-0-	210	-0-	-0-	-0-	-0-	-0-	210
Restricted stock issuance	-0-	423	(423)	-0-	-0-	-0-	-0-	-0-	-0-
Restricted shares withheld for taxes	-0-	(82)	(2,293)	-0-	-0-	-0-	-0-	-0-	(2,375)
Tax expense of stock options and restricted stock exercised	-0-	-0-	1,342	-0-	-0-	-0-	-0-	-0-	1,342
Shares repurchased	-0-	(864)	(23,961)	-0-	-0-	-0-	-0-	-0-	(24,825)
Gain on foreign currency forward contracts (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	166	-0-	-0-	166	166
Pension liability adjustment (net of tax of $2.7 million)	-0-	-0-	-0-	-0-	3,921	-0-	-0-	3,921	3,921
Postretirement liability adjustment (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	(131)	-0-	-0-	(131)	(131)
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	543	-0-	-0-	543	543
Other	(37)	1	37	-0-	-0-	-0-	-0-	-0-	1
Noncontrolling interest – non-redeemable	-0-	-0-	-0-	-0-	-0-	-0-	2,503	-0-	2,503
Comprehensive income								$ 57,710	
Balance January 29, 2011	**$ 5,183**	**$ 24,163**	**$131,910**	**$ 505,224**	**$ (24,305)**	**$ (17,857)**	**$ 2,503**		**$ 626,821**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company's business includes the design and sourcing, marketing and distribution of footwear and accessories through retail stores in the U.S., Puerto Rico and Canada primarily under the Journeys, Journeys Kidz, Shi by Journeys, Johnston & Murphy, and Underground Station banners; through e-commerce websites including journeys.com, journeyskidz.com, shibyjourneys.com, undergroundstation.com, and johnstonmurphy.com, and at wholesale, primarily under the Company's Johnston & Murphy brand and the Dockers brand, which the Company licenses for men's footwear. The Company's business also includes Lids Sports, which operates headwear and accessory stores in the U.S. and Canada under the Lids, Hat Shack, Hat Zone, HeadQuarters, Cap Connection, and Hat World banners; the Lids Locker Room business, consisting of sports-oriented fan shops featuring a broad array of licensed merchandise such as apparel, hats and accessories, sports decor and novelty products, operating primarily under the Lids Locker Room, Sports Fan-Attic and Sports Avenue banners; an e-commerce business conducted primarily through the lids.com website; and an athletic team dealer business operating as Lids Team Sports. Including both the footwear businesses and the Lids Sports business, at January 29, 2011, the Company operated 2,309 retail stores in the U.S., Puerto Rico and Canada.

PRINCIPLES OF CONSOLIDATION

All subsidiaries are consolidated in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, each of Fiscal 2011, Fiscal 2010 and Fiscal 2009 was a 52-week year with 364 days. Fiscal 2011 ended on January 29, 2011, Fiscal 2010 ended on January 30, 2010 and Fiscal 2009 ended on January 31, 2009.

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain reclassifications have been made to conform prior years' data to the current year presentation. In the Fiscal 2010 and 2009 Consolidated Statements of Cash Flows, amortization of intangibles totaling approximately $0.4 million and $0.1 million, respectively, were reclassified from other to depreciation and amortization under adjustments to reconcile net earnings to net cash provided by operating activities.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

INVENTORY VALUATION

The Company values its inventories at the lower of cost or market.

In its footwear wholesale operations and its Lids Sports Group wholesale operations, except for the Anaconda Sports operation, cost is determined using the first-in, first-out ("FIFO") method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

The Lids Sports retail segment and its recently acquired Anaconda Sports wholesale division employ the moving average cost method for valuing inventories and apply freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

In its retail operations, other than the Lids Sports segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates, including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margins, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets. See also Notes 3 and 5.

The goodwill impairment test involves a two-step process. The first step is a comparison of the fair value and carrying value of the reporting unit with which the goodwill is associated. The Company estimates fair value using the best information available, and computes the fair value by an equal weighting of the results arrived by a market approach and an income approach utilizing discounted cash flow projections. The income approach uses a projection of a business unit's estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, the Company would allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, the Company would record an impairment charge for the difference.

A key assumption in the Company's fair value estimate is the weighted average cost of capital utilized for discounting its cash flow projections in its income approach. The Company believes the rate it used in its annual test, which is completed in the fourth quarter each year, was consistent with the risks inherent in its business and with industry discount rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13. The Company has made pretax accruals for certain of these contingencies, including approximately $2.9 million in Fiscal 2011, $0.8 million in Fiscal 2010 and $9.4 million in Fiscal 2009, respectively. These charges are included in provision for discontinued operations, net in the Consolidated Statements of Operations (see Note 3). The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at estimated time of delivery to the customer and are net of estimated returns and exclude sales taxes. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

INCOME TAXES

As part of the process of preparing Consolidated Financial Statements, the Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates. This process involves estimating actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent the Company believes that recovery of an asset is at risk, valuation allowances are established. To the extent valuation allowances are established or increased in a period, the Company includes an expense within the tax provision in the Consolidated Statements of Operations.

Income tax reserves are determined using the methodology required by the Income Tax Topic of the Codification. This methodology requires companies to assess each income tax position taken using a two step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to its future financial results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Full-time employees who had at least 1,000 hours of service in calendar year 2004, except employees in the Lids Sports Segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

As required by the Compensation – Retirement Benefits Topic of the Codification, the Company is required to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in their Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur.

The Company accounts for the defined benefit pension plans using the Compensation-Retirement Benefits Topic of the Codification. As permitted under this topic, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. The Company recognizes compensation expense for share-based payments based on the fair value of the awards as required by the Compensation – Stock Compensation Topic of the Codification. For Fiscal 2011, 2010 and 2009, share-based compensation expense was $0.2 million, $0.5 and $1.7 million, respectively. The Company did not issue any new share-based compensation awards in Fiscal 2011, 2010 or 2009. For Fiscal 2011, 2010 and 2009, restricted stock expense was $7.8 million, $6.5 million and $6.3 million, respectively. The benefits of tax deductions in excess of recognized compensation expense are reported as a financing cash flow.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense, including expected stock price volatility. The Company bases expected volatility on historical stock prices for a period that is commensurate with the expected term estimate. The Company bases the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimates the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend on common stock. The fair value of employee restricted stock is determined based on the closing price of the Company's stock on the date of the grant.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Share-based compensation expense is recorded based on a 2% expected forfeiture rate and is adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience. The Company believes its estimates are reasonable in the context of actual (historical) experience.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at January 29, 2011 and January 30, 2010 are cash equivalents of $29.8 million and $62.7 million, respectively. Cash equivalents are highly-liquid financial instruments having an original maturity of three months or less. At January 29, 2011, substantially all of the Company's cash was invested in deposit accounts at FDIC-insured banks. All of the Company's deposit account balances are currently FDIC insured and will remain so through December 31, 2012 as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company's $29.8 million of cash equivalents was invested in a U.S. government money market fund which invests exclusively in high-quality, short-term securities that are issued or guaranteed by the U.S. government or by U.S. government agencies and instrumentalities. The majority of payments due from banks for customer credit card transactions process within 24–48 hours and are accordingly classified as cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

At January 29, 2011 and January 30, 2010 outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $36.1 million and $31.9 million, respectively. These amounts are included in accounts payable.

CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesale businesses sell primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Customer credit risk is affected by conditions or occurrences within the economy and the retail industry as well as by customer specific factors. The Company's Lids Team Sports wholesale business sells primarily to colleges and high school athletic teams and their fan bases. Including both footwear wholesale and Lids Team Sports receivables, one customer accounted for 8% of the Company's total trade receivables balance, while no other customer accounted for more than 7% of the Company's total trade receivables balance as of January 29, 2011.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information, as well as customer specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

BUILDINGS AND BUILDING EQUIPMENT	20–45 YEARS
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	3–10 YEARS
FURNITURE AND FIXTURES	10 YEARS

LEASES

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms and the charge to earnings is included in selling and administrative expenses in the Consolidated Statements of Operations.

Certain leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes any rent holidays and the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as deferred rent.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

GOODWILL AND OTHER INTANGIBLES

Under the provisions of the Intangibles – Goodwill and Other Topic of the Codification, goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually, during the fourth quarter, for impairment. The Company will update the tests between annual tests if events or circumstances occur that would more likely than not reduce the fair value of the business unit with which the goodwill is associated below its carrying amount. It is also required that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with the Property, Plant and Equipment Topic of the Codification.

Intangible assets of the Company with indefinite lives are primarily goodwill and identifiable trademarks acquired in connection with the acquisition of Hat World Corporation in April 2004. The Consolidated Balance Sheets include goodwill for the Lids Sports Group of $152.5 million and $0.8 million for Licensed Brands at January 29, 2011,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

$119.0 million for the Lids Sports Group at January 30, 2010 and $111.7 million for the Lids Sports Group at January 31, 2009. The Company tests for impairment of intangible assets with an indefinite life, at a minimum on an annual basis, relying on a number of factors including operating results, business plans, projected future cash flows and observable market data. The impairment test for identifiable assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. The Company has not had an impairment charge for intangible assets.

Identifiable intangible assets of the Company with finite lives are primarily trademarks acquired in connection with the acquisition of Hat Shack, Inc. in January 2007, Impact Sports in November 2008, Great Plains Sports in September 2009, Sports Fan-Attic in November 2009, Brand Innovators in May 2010, Anaconda Sports in August 2010 and Sports Avenue in October 2010, customer lists, in-place leases and non-compete agreements. They are subject to amortization based upon their estimated useful lives. Finite-lived intangible assets are evaluated for impairment using a process similar to that used to evaluate other definite-lived long-lived assets, a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company did not have any outstanding financial instruments at January 29, 2011 or January 30, 2010.

Carrying amounts reported on the Consolidated Balance Sheets for cash, cash equivalents, receivables and accounts payable approximate fair value due to the short-term maturity of these instruments.

COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $5.9 million, $4.8 million and $4.2 million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

GIFT CARDS

The Company has a gift card program that began in calendar 1999 for its Lids Sports operations and calendar 2000 for its footwear operations. The gift cards issued to date do not expire. As such, the Company recognizes income when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer for the purchase of goods in the future is remote and there are no related escheat laws (referred to as "breakage"). The gift card breakage rate is based upon historical redemption patterns and income is recognized for unredeemed gift cards in proportion to those historical redemption patterns.

Gift card breakage is recognized in revenues each period. Gift card breakage recognized as revenue was $0.7 million, $0.7 million and $0.5 million for Fiscal 2011, 2010 and 2009, respectively. The Consolidated Balance Sheets include an accrued liability for gift cards of $9.0 million and $7.9 million at January 29, 2011 and January 30, 2010, respectively.

BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying, merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

SHIPPING AND HANDLING COSTS

Shipping and handling costs related to inventory purchased from suppliers are included in the cost of inventory and are charged to cost of sales in the period that the inventory is sold. All other shipping and handling costs are charged to cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Consolidated Statements of Operations.

STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by the Property, Plant and Equipment Topic of the Codification, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the Consolidated Statements of Operations, if material individually or cumulatively. To date, no store closings meeting the discontinued operations criteria have been material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by the Property, Plant and Equipment Topic of the Codification, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates of future cash flows. In any event, the remaining depreciable useful lives are evaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with the Exit or Disposal Cost Obligations Topic of the Codification.

ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $35.1 million, $33.8 million and $34.8 million for Fiscal 2011, 2010 and 2009, respectively. Direct response advertising costs for catalogs are capitalized in accordance with the Other Assets and Deferred Costs Topic for Capitalized Advertising Costs of the Codification. Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The Consolidated Balance Sheets include prepaid assets for direct response advertising costs of $1.1 million and $1.3 million at January 29, 2011 and January 30, 2010, respectively.

CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers, but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's wholesale customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that wholesale customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these cooperative advertising costs as selling and administrative expenses, in accordance with the Revenue Recognition Topic for Customer Payments and Incentives of the Codification.

Cooperative advertising costs recognized in selling and administrative expenses were $3.2 million, $2.8 million and $2.6 million for Fiscal 2011, 2010 and 2009, respectively. During Fiscal 2011, 2010 and 2009, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

VENDOR ALLOWANCES

From time to time, the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's specific products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $3.1 million, $3.6 million and $4.0 million for Fiscal 2011, 2010 and 2009, respectively. During Fiscal 2011, 2010 and 2009, the Company's cooperative advertising reimbursements received were not in excess of the costs incurred.

ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 11).

OTHER COMPREHENSIVE INCOME

The Comprehensive Income Topic of the Codification requires, among other things, the Company's pension liability adjustment, postretirement liability adjustment, unrealized gains or losses on foreign currency forward contracts and foreign currency translation adjustments to be included in other comprehensive income net of tax. Accumulated other comprehensive loss at January 29, 2011 consisted of $25.0 million of cumulative pension liability adjustments, net of tax, and a cumulative post retirement liability adjustment of $0.1 million, net of tax, offset by a foreign currency translation adjustment of $0.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies, Continued

BUSINESS SEGMENTS

The Segment Reporting Topic of the Codification, requires that companies disclose "operating segments" based on the way management disaggregates the Company's operations for making internal operating decisions (see Note 14).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Derivatives and Hedging Topic of the Codification requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation. The Company has entered into a small amount of foreign currency forward exchange contracts in order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy Group. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the expected payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings.

The notional amount of such contracts outstanding at January 29, 2011 and January 30, 2010 were $0 and $0.6 million, respectively. For the year ended January 29, 2011, the Company recorded an unrealized gain on foreign currency forward contracts of $0.3 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net hedging losses related to forward exchange contracts will be reclassified from accumulated other comprehensive loss into earnings through higher cost of sales over the succeeding year.

NEW ACCOUNTING PRINCIPLES

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding transfers in and out of the Level 1 and 2 and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those years. The Company adopted the new disclosures effective January 31, 2010, except for the disclosure of activity within Level 3 fair value measurements. The Level 3 disclosures are effective for the Company at the beginning of Fiscal 2012. The adoption of ASU 2010-06 did not have a material impact on the Company's results of operations or financial position.

In February 2010, the FASB issued ASU 2010-09 Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"). The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. ASU No. 2010-09 was effective upon issuance. The adoption of ASU 2010-09 did not have a significant impact on the Company's results of operations or financial position.

In December 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts ("ASU 2010-28"). ASU 2010-28 provides amendments to Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to clarify that, for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of ASU 2010-28 is not expected to have a significant impact on the Company's results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2: Acquisitions, Intangible Assets and Terminated Merger Agreement

ACQUISITIONS

In Fiscal 2011, the Company completed acquisitions for a total purchase price of $75.5 million, which included $4.9 million in payments this year for amounts withheld in acquisitions from previous years for certain closing contingencies. The acquisitions consisted primarily of the assets of Brand Innovators Inc., a West Coast team dealer business and the assets of Anaconda Sports, Inc., a New York team dealer business, both as part of the Lids Sports Group, the stock of Keuka Footwear, Inc., an occupational footwear company for service based industries, to be operated within the Licensed Brands segment and the assets of Sports Avenue, a 48 store retail chain with 12 e-commerce sites, selling officially licensed NFL, NCAA, MLB, NBA, NHL and NASCAR headwear, apparel and accessories, to be operated within the Lids Sports Group. The Company allocated $34.3 million of the purchase price for the above acquisitions to goodwill. Goodwill of $33.5 million related to these acquisitions is deductible for tax purposes.

INTANGIBLE ASSETS

Finite-lived intangibles for acquisitions during Fiscal 2011 include $0.4 million for trademarks, $0.6 million for assets and $1.1 million liability to reflect the adjustment of acquired leases to market, $9.4 million for customer lists, $0.5 million for non-compete agreements and $0.2 million for backlog.

Other intangibles by major classes were as follows:

IN THOUSANDS	LEASES		CUSTOMER LISTS		NON-COMPETE AGREEMENTS/BACKLOG		TOTAL	
	JAN. 29, 2011	JAN. 30, 2010	JAN. 29, 2011	JAN. 30, 2010	JAN. 29, 2011	JAN. 30, 2010	JAN. 29, 2011	JAN. 30, 2010
Gross other intangibles	**$ 9,837**	$ 9,267	**$12,206**	$ 2,790	**$ 1,100**	$ 408	**$ 23,143**	$ 12,465
Accumulated amortization	**(8,482)**	(8,074)	**(1,480)**	(461)	**(603)**	(260)	**(10,565)**	(8,795)
Net Other Intangibles	**$ 1,355**	$ 1,193	**$10,726**	$ 2,329	**$ 497**	$ 148	**$ 12,578**	$ 3,670

The amortization of intangibles was $2.5 million, $0.9 million and $0.8 for Fiscal 2011, 2010 and Fiscal 2009, respectively. The amortization of intangibles will be $3.4 million, $3.2 million, $2.8 million, $2.4 million and $1.6 million for Fiscal 2012, 2013, 2014, 2015 and 2016, respectively.

TERMINATED MERGER AGREEMENT

The Company announced in June 2007 that the boards of directors of both Genesco and The Finish Line, Inc. had unanimously approved a definitive merger agreement under which The Finish Line would acquire all of the outstanding common shares of Genesco at $54.50 per share in cash (the "Proposed Merger"). The Finish Line refused to close the Proposed Merger and litigation ensued. The Proposed Merger and related agreement were terminated in March 2008 in connection with an agreement to settle the litigation with The Finish Line and UBS Loan Finance LLC and UBS Securities LLC (collectively, "UBS") for a cash payment of $175.0 million to the Company and a 12% equity stake in The Finish Line, which the Company received in the first quarter of Fiscal 2009. The Company distributed the 12% equity stake, or 6,518,971 shares of Class A Common Stock of The Finish Line, Inc., on June 13, 2008, to its common shareholders of record on May 30, 2008, as required by the settlement agreement. During Fiscal 2009, the Company expensed $8.0 million in merger-related litigation costs. For additional information, see the "Merger-Related Litigation" section in Note 13.

Note 3: Restructuring and Other Charges and Discontinued Operations

RESTRUCTURING AND OTHER CHARGES

In accordance with Company policy, assets are determined to be impaired when the revised estimated future cash flows are insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other, net in the accompanying Consolidated Statements of Operations.

The Company recorded a pretax charge to earnings of $8.6 million in Fiscal 2011. The charge reflected in restructuring and other, net included $7.2 million for retail store asset impairments, $1.3 million for expenses related to the computer network intrusion announced in December 2010 and $0.1 million for other legal matters. For additional information on the computer network intrusion, see Note 13.

Note 3: Restructuring and Other Charges and Discontinued Operations, Continued

The Company recorded a pretax charge to earnings of $13.5 million in Fiscal 2010. The charge reflected in restructuring and other, net included $13.3 million for retail store asset impairments and $0.4 million for lease terminations offset by $0.3 million for other legal matters. Also included in the charge was $0.1 million in excess markdowns related to the lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations.

The Company recorded a pretax charge to earnings of $7.7 million in Fiscal 2009. The charge reflected in restructuring and other, net included $8.6 million of charges for retail store asset impairments, $1.6 million for lease terminations and $1.1 million for other legal matters, offset by a $3.8 million gain from a lease termination transaction. Also included in the charge was $0.2 million in excess markdowns related to the store lease terminations which is reflected in cost of sales on the Consolidated Statements of Operations.

DISCONTINUED OPERATIONS

For the year ended January 29, 2011, the Company recorded an additional charge to earnings of $2.2 million ($1.3 million net of tax) reflected in discontinued operations, including $2.9 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.7 million gain for excess provisions to prior discontinued operations (see Note 13).

For the year ended January 30, 2010, the Company recorded an additional charge to earnings of $0.5 million ($0.3 million net of tax) reflected in discontinued operations, including $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.3 million gain for excess provisions to prior discontinued operations (see Note 13).

For the year ended January 31, 2009, the Company recorded an additional charge to earnings of $9.0 million ($5.5 million net of tax) reflected in discontinued operations, including $9.4 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.4 million gain for excess provisions to prior discontinued operations (see Note 13).

ACCRUED PROVISION FOR DISCONTINUED OPERATIONS

IN THOUSANDS	FACILITY SHUTDOWN COSTS
Balance January 31, 2009	$ 15,568
Additional provision Fiscal 2010	452
Charges and adjustments, net	(606)
Balance January 30, 2010	15,414
Additional provision Fiscal 2011	2,203
Charges and adjustments, net	(2,582)
Balance January 29, 2011*	15,035
Current provision for discontinued operations	10,449
Total Noncurrent Provision for Discontinued Operations	**$ 4,586**

*Includes a $15.5 million environmental provision, including $11.0 million in current provision for discontinued operations.

Note 4: Inventories

IN THOUSANDS	JANUARY 29, 2011	JANUARY 30, 2010
Raw materials	**$ 11,952**	$ 5,415
Goods in process	**338**	-0-
Wholesale finished goods	**47,866**	22,383
Retail merchandise	**299,580**	263,176
Total Inventories	**$ 359,736**	$ 290,974

Note 5: Fair Value

The Company adopted the Fair Value Measurements and Disclosures Topic of the Codification as of February 3, 2008, with the exception of the application of the topic to non-recurring, nonfinancial assets and liabilities. The adoption did not have a material impact on the Company's results of operations or financial position. This Topic defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued an amendment to the Fair Value Topic, to delay the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The Company adopted the amendment as of February 1, 2009.

The Fair Value Measurements and Disclosures Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

LEVEL 1 – Quoted prices in active markets for identical assets or liabilities.

LEVEL 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

LEVEL 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's assets and liabilities measured at fair value on a nonrecurring basis as of January 29, 2011 aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	LONG-LIVED ASSETS HELD AND USED	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL LOSSES
Measured as of May 1, 2010	$1,789	$ -	$ -	$1,789	$2,351
Measured as of July 31, 2010	$ 999	$ -	$ -	$ 999	$1,934
Measured as of October 30, 2010	$1,689	$ -	$ -	$1,689	$2,120
Measured as of January 29, 2011	$ 750	$ -	$ -	$ 750	$ 745

In accordance with the Property, Plant and Equipment Topic of the Codification, the Company recorded $7.2 million of impairment charges as a result of the fair value measurement of its long-lived assets held and used on a nonrecurring basis during the twelve months ended January 29, 2011. These charges are reflected in restructuring and other, net on the Consolidated Statements of Operations.

The Company used a discounted cash flow model to estimate the fair value of these long-lived assets at January 29, 2011. Discount rate and growth rate assumptions are derived from current economic conditions, expectations of management and projected trends of current operating results. As a result, the Company has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Long-Term Debt

The Company did not have long-term debt as of January 29, 2011 or January 30, 2010.

Long-term debt maturing during each of the next five years ending January is zero for each year.

CREDIT AGREEMENT:

On January 21, 2011, the Company entered into the Second Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent. The Credit Facility expires January 21, 2016. The Credit Facility replaced the Company's previous $200.0 million revolving credit facility.

Deferred financing costs incurred of $2.9 million related to the Credit Facility were capitalized and are being amortized over five years. These costs are included in other non-current assets on the Consolidated Balance Sheets.

The Company did not have any revolver borrowings outstanding under the Credit Facility at January 29, 2011. The Company had outstanding letters of credit of $10.5 million under the facility at January 29, 2011. These letters of credit support product purchases and lease and insurance indemnifications.

The material terms of the Credit Facility are as follows:

AVAILABILITY

The Credit Facility is a revolving credit facility in the aggregate principal amount of $300.0 million, with a $40.0 million swingline loan sublimit, a $70.0 million sublimit for the issuance of standby letters of credit and a Canadian sub-facility of up to $8.0 million. The facility has a five-year term. Any swingline loans and any letters of credit and borrowings under the Canadian facility will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $150.0 million subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Credit Facility shall at no time exceed the lesser of the facility amount ($300.0 million or, if increased at the Company's option, up to $450.0 million) or the "Borrowing Base," which generally is based on 90% of eligible inventory plus 85% of eligible wholesale receivables (50% of eligible wholesale receivables of the Lids Team Sports business) plus 90% of eligible credit card and debit card receivables less applicable reserves.

COLLATERAL

The loans and other obligations under the Credit Facility are secured by a perfected first priority lien and security interest in all tangible and intangible assets and excludes real estate and leaseholds of the Company and certain subsidiaries of the Company.

INTEREST AND FEES

The Company's borrowings under the Credit Facility bear interest at varying rates that, at the Company's option, can be based on:

Domestic Facility

(a) LIBOR plus the applicable margin (as defined and based on average Excess Availability during the prior quarter or (b) the applicable margin plus the higher of (i) the Bank of America prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR for an interest period of thirty days plus 1.0%

Canadian Sub-Facility

(a) For loans made in Canadian dollars, the bankers' acceptances ("BA") rate plus the applicable margin or (b) the Canadian Prime Rate (defined as the highest of the (i) Bank of America Canadian Prime Rate, (ii) 0.50% plus the Bank of America (Canadian) overnight rate, and (iii) 1.0% plus the BA rate for a 30 day interest period) plus the applicable margin for loans made in U.S. dollars, LIBOR plus the applicable margin or the U.S. Index Rate (defined as the highest of the (i) Bank of America (Canada branch) U.S. dollar base rate, (ii) the Federal Funds rate plus 0.50%, and (iii) LIBOR for an interest period of thirty days plus 1.0%) plus the applicable margin.

Note 6: Long-Term Debt, Continued

The initial applicable margin for base rate loans and U.S. Index rate loans is 1.50%, and the initial applicable margin for LIBOR loans and BA equivalent loans is 2.50%. Thereafter, the applicable margin will be subject to adjustment based on "Excess Availability" for the prior quarter. The term "Excess Availability" means, as of any given date, the excess (if any) of the Loan Cap (being the lesser of the total commitments and the Borrowing Base) over the outstanding credit extensions under the Credit Facility.

Interest on the Company's borrowings is payable monthly in arrears for base rate loans and U.S. Index rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR loans and BA equivalent loans.

The Company is also required to pay a commitment fee on the actual daily unused portions of the Credit Facility at a rate of (i) 0.50% per annum if less than 50% of the Credit Facility has been utilized on average during the immediately preceding fiscal quarter or (ii) 0.375% per annum if 50% or more of the Credit Facility has been utilized during such fiscal quarter.

CERTAIN COVENANTS

The Company is not required to comply with any financial covenants unless Excess Availability is less than the greater of $27.5 million or 12.5% of the Loan Cap. If and during such time as Excess Availability is less than the greater of $27.5 million or 12.5% of the Loan Cap, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio of (a) an amount equal to consolidated EBITDA less capital expenditures and taxes paid in cash, in each case for such period, to (b) fixed charges for such period, of not less than 1.0:1.0.

In addition, the Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments or material amendments of other indebtedness and other matters customarily restricted in such agreements.

CASH DOMINION

The Credit Facility also contains cash dominion provisions that apply in the event that the Company's Excess Availability is less than the greater of $35.0 million or 15% of the Loan Cap or there is an event of default under the Credit Facility.

EVENTS OF DEFAULT

The Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts and to agreements which would have a material adverse effect if breached, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts and change in control.

Certain of the lenders under the Credit Facility or their affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for the Company, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions.

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures (the "Debentures") due June 15, 2023. The Debentures were convertible at the option of the holders into shares of the Company's common stock, par value $1.00 per share: (1) in any quarter in which the price of its common stock issuable upon conversion of a Debenture reached 120% or more of the conversion price ($24.07 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) if specified corporate transactions occurred or (3) if the trading price for the Debentures fell below certain thresholds. Upon conversion, the Company would have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of Debentures was convertible into 49.8462 shares (equivalent to a conversion price of $20.06 per share of common stock) subject to adjustment. There were $30,000 of debentures converted to 1,356 shares of common stock during Fiscal 2008.

On April 29, 2009, the Company entered into separate exchange agreements whereby it acquired and retired $56.4 million in aggregate principal amount ($51.3 million fair value) of its Debentures due June 15, 2023 in exchange for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6: Long-Term Debt, Continued

issuance of 3,066,713 shares of its common stock, which include 2,811,575 shares that were reserved for conversion of the Debentures and 255,138 additional inducement shares, and a cash payment of approximately $0.9 million. The inducement was not deductible for tax purposes. During the fourth quarter of Fiscal 2010, holders of an aggregate of $21.04 million principal amount of its 4 1/8% Convertible Subordinated Debentures were converted to 1,048,764 shares of common stock pursuant to separate conversion agreements which provided for payment of an aggregate of $0.3 million to induce conversion. On November 4, 2009, the Company issued a notice of redemption to the remaining holders of the $8.775 million outstanding 4 1/8% Convertible Subordinated Debentures. As permitted by the Indenture, holders of all except $1,000 in principal amount of the remaining Debentures converted their Debentures to 437,347 shares of common stock prior to the redemption date of December 3, 2009. As a result of the exchange agreements and conversions, the Company recognized a loss on the early retirement of debt of $5.5 million in Fiscal 2010, reflected on the Consolidated Statements of Operations. After the exchanges and conversions there was zero aggregate principal amount of Debentures outstanding.

Deferred financing costs of $2.9 million relating to the issuance were initially capitalized and being amortized over seven years. As a result of adoption of the FASB's Debt with Conversion and Other Options Sub-Topic of the Codification, $0.7 million was reclassified from deferred note expense to additional paid-in capital. Due to the exchanges and conversions, deferred financing costs of $0.3 million were written off and included in loss on early retirement of debt in the Consolidated Statements of Operations for Fiscal 2010.

Note 7: Commitments Under Long-Term Leases

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2024. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance, maintenance costs and contingent rentals based on sales. Approximately 4% of the Company's leases contain renewal options.

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2011	2010	2009
Minimum rentals	**$ 167,558**	$ 159,553	$ 156,241
Contingent rentals	**5,827**	4,780	3,722
Sublease rentals	**(642)**	(652)	(763)
Total Rental Expense	**$ 172,743**	$ 163,681	$ 159,200

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2012	$ 170,971
2013	156,694
2014	143,476
2015	127,709
2016	107,772
Later years	207,262
Total Minimum Rental Commitments	$ 913,884

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term. Tenant allowances of $18.4 million and $22.1 million for Fiscal 2011 and 2010, respectively, and deferred rent of $33.0 million and $31.1 million for Fiscal 2011 and 2010, respectively, are included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Equity

NON-REDEEMABLE PREFERRED STOCK

CLASS (IN ORDER OF PREFERENCE)*	SHARES AUTHORIZED	NUMBER OF SHARES 2011	2010	2009	AMOUNTS IN THOUSANDS 2011	2010	2009	COMMON CONVERTIBLE RATIO	NO. OF VOTES
Subordinated Serial Preferred (Cumulative)									
Aggregate	3,000,000**	-	-	-	-	-	-	N/A	N/A
$2.30 Series 1	64,368	**33,497**	33,497	33,538	**$1,340**	$1,340	$1,342	.83	1
$4.75 Series 3	40,449	**12,163**	12,326	12,326	**1,216**	1,233	1,233	2.11	2
$4.75 Series 4	53,764	**3,579**	3,579	3,579	**358**	358	358	1.52	1
Series 6	800,000	**-0-**	-0-	-0-	**-0-**	-0-	-0-		100
$1.50 Subordinated Cumulative Preferred	5,000,000	**30,067**	30,067	30,017	**902**	902	900		1
		79,306	79,469	79,460	**3,816**	3,833	3,833		
Employees' Subordinated Convertible Preferred	5,000,000	**49,192**	50,350	50,079	**1,476**	1,510	1,502	1.00***	1
Stated Value of Issued Shares					**5,292**	5,343	5,335		
Employees' Preferred Stock Purchase Accounts					**(109)**	(123)	(132)		
Total Non-Redeemable Preferred Stock					**$5,183**	$5,220	$5,203		

*In order of preference for liquidation and dividends.

**The Company's charter permits the board of directors to issue Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences as the board may designate.

***Also convertible into one share of $1.50 Subordinated Cumulative Preferred Stock.

PREFERRED STOCK TRANSACTIONS

IN THOUSANDS	NON-REDEEMABLE PREFERRED STOCK	NON-REDEEMABLE EMPLOYEES' PREFERRED STOCK	EMPLOYEES' PREFERRED STOCK PURCHASE ACOUNTS	TOTAL NON-REDEEMABLE PREFERRED STOCK
Balance February 2, 2008	$3,837	$1,645	$ (144)	$ 5,338
Other	(4)	(143)	12	(135)
Balance January 31, 2009	3,833	1,502	(132)	5,203
Other	-0-	8	9	17
Balance January 30, 2010	3,833	1,510	(123)	5,220
Other	(17)	(34)	14	(37)
Balance January 29, 2011	**$3,816**	**$1,476**	**$(109)**	**$ 5,183**

SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1 is $40 per share plus accumulated dividends and for Series 3 and 4 is $100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in March 2020, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Equity, Continued

$1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values are 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

COMMON STOCK:

Common stock – $1 par value. Authorized: 80,000,000 shares; issued: January 29, 2011 – 24,162,634 shares; January 30, 2010 – 24,562,693 shares. There were 488,464 shares held in treasury at January 29, 2011 and January 30, 2010. Each outstanding share is entitled to one vote. At January 29, 2011, common shares were reserved as follows: 108,134 shares for conversion of preferred stock; 696,981 shares for the 1996 Stock Incentive Plan; 180,149 shares for the 2005 Stock Incentive Plan; 136,641 shares for the 2009 Stock Incentive Plan; and 318,618 shares for the Genesco Employee Stock Purchase Plan.

For the year ended January 29, 2011, 118,450 shares of common stock were issued for the exercise of stock options at an average weighted market price of $18.77, for a total of $2.2 million; 404,995 shares of common stock were issued as restricted shares as part of the 2009 Equity Incentive Plan; 4,230 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $28.39, for a total of $0.1 million; 17,838 shares were issued to directors for no consideration; 81,731 shares were withheld for taxes on restricted stock vested in Fiscal 2011; 1,575 shares of restricted stock were forfeited in Fiscal 2011; and 1,501 shares were issued in miscellaneous conversions of Series 3 and Employees' Subordinated Convertible Preferred Stock. The 118,450 options exercised were all fixed stock options (see Note 12). In addition, the Company repurchased and retired 863,767 shares of common stock at an average weighted market price of $28.74 for a total of $24.8 million.

For the year ended January 30, 2010, 28,500 shares of common stock were issued for the exercise of stock options at an average weighted market price of $14.04, for a total of $0.4 million; 383,745 shares of common stock were issued as restricted shares as part of the 2009 Equity Incentive Plan; 4,350 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $22.87, for a total of $0.1 million; 21,204 shares were issued to directors for no consideration; 65,299 shares were withheld for taxes on restricted stock vested in Fiscal 2010; 11,951 shares of restricted stock were forfeited in Fiscal 2010; 4,552,824 shares of common stock were issued in conversions of the Debentures; and 2,341 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 28,500 options exercised were all fixed stock options (see Note 12). In addition, the Company repurchased and retired 85,000 shares of common stock at an average weighted market price of $23.84 for a total of $2.0 million.

For the year ended January 31, 2009, 82,868 shares of common stock were issued for the exercise of stock options at an average weighted market price of $17.35, for a total of $1.4 million; 397,273 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 1,711 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $31.81, for a total of $0.1 million; 18,792 shares were issued to directors for no consideration; 52,969 shares were withheld for taxes on restricted stock vested in Fiscal 2009; 5,189 shares of restricted stock were forfeited in Fiscal 2009; and 4,752 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 82,868 options exercised were all fixed stock options (see Note 12). In addition, the Company repurchased and retired 4,000,000 shares of common stock at an average weighted market price of $22.73 for a total of $90.9 million.

RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

Note 8: Equity, Continued

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless as of the date of the making of any Restricted Payment or consummation of any Acquisition, (a) no Default or Event of Default exists or would arise after giving effect to such Restricted Payment or Acquisition, and (b) either (i) the Borrowers have pro forma projected Excess Availability for the following six month period equal to or greater than 50% of the Loan Cap, after giving pro forma effect to such Restricted Payment or Acquisition, or (ii) (A) the Borrowers have pro forma projected Excess Availability for the following six month period of less than 50% of the Loan Cap but equal to or greater than 20% of the Loan Cap, after giving pro forma effect to the Restricted Payment or Acquisition, and (B) the Fixed Charge Coverage Ratio, on a pro-forma basis for the twelve months preceding such Restricted Payment or Acquisition, will be equal to or greater than 1.0:1.0 and (c) after giving effect to such Restricted Payment or Acquisition, the Borrowers are Solvent.

Dividends declared for Fiscal 2011 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $197,000 in the aggregate.

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	COMMON STOCK	NON-REDEEMABLE PREFERRED STOCK	EMPLOYEES' PREFERRED STOCK
Issued at February 2, 2008	23,284,741	79,580	54,825
Exercise of options	82,868	-0-	-0-
Issue restricted stock	397,273	-0-	-0-
Issue shares – Employee Stock Purchase Plan	1,711	-0-	-0-
Shares repurchased	(4,000,000)	-0-	-0-
Other	(34,614)	(120)	(4,746)
Issued at January 31, 2009	19,731,979	79,460	50,079
Exercise of options	28,500	-0-	-0-
Issue restricted stock	404,949	-0-	-0-
Issue shares – Employee Stock Purchase Plan	4,350	-0-	-0-
Conversion of 4 1/8% Debentures	4,552,824	-0-	-0-
Shares repurchased	(85,000)	-0-	-0-
Other	(74,909)	9	271
Issued at January 30, 2010	24,562,693	79,469	50,350
Exercise of options	118,450	-0-	-0-
Issue restricted stock	422,833	-0-	-0-
Issue shares – Employee Stock Purchase Plan	4,230	-0-	-0-
Shares repurchased	(863,767)	-0-	-0-
Other	(81,805)	(163)	(1,158)
Issued at January 29, 2011	24,162,634	79,306	49,192
Less shares repurchased and held in treasury	488,464	-0-	-0-
Outstanding at January 29, 2011	**23,674,170**	**79,306**	**49,192**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Income Taxes

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2011	2010	2009
Current			
U.S. federal	**$ 35,103**	$ 14,261	$ 73,781
Foreign	**1,474**	1,680	1,837
State	**5,703**	1,781	12,228
Total Current Income Tax Expense	**42,280**	17,722	87,846
Deferred			
U.S. federal	**(8,165)**	4,943	5,429
Foreign	**-0-**	-0-	324
State	**(3,701)**	(1,263)	896
Total Deferred Income Tax (Benefit) Expense	**(11,866)**	3,680	6,649
Total Income Tax Expense – Continuing Operations	**$ 30,414**	$ 21,402	$ 94,495

Discontinued operations were recorded net of income tax benefit of approximately ($0.9) million, ($0.2) million and ($3.5) million in Fiscal 2011, 2010 and 2009, respectively.

As a result of the exercise of stock options and vesting of restricted stock during Fiscal 2011, 2010 and 2009, the Company realized an additional income tax benefit (expense) of approximately $1.3 million, ($0.7) million and ($0.6) million, respectively. These tax benefits (expenses) are reflected as an adjustment to additional paid-in capital.

Deferred tax assets and liabilities are comprised of the following:

IN THOUSANDS	JANUARY 29, 2011	JANUARY 30, 2010
Identified intangibles	**$ (20,392)**	$ (20,011)
Prepaids	**(2,814)**	(2,386)
Convertible bonds	**(3,001)**	(3,011)
Total deferred tax liabilities	**(26,207)**	(25,408)
Options	**1,999**	2,027
Deferred rent	**8,961**	10,050
Pensions	**4,701**	6,434
Expense accruals	**4,738**	6,606
Uniform capitalization costs	**9,204**	6,804
Book over tax depreciation	**12,629**	5,444
Provisions for discontinued operations and restructurings	**6,215**	6,594
Inventory valuation	**3,232**	3,471
Tax net operating loss and credit carryforwards	**1,581**	752
Allowances for bad debts and notes	**894**	592
Deferred compensation and restricted stock	**5,047**	3,580
Other	**5,172**	3,913
Deferred tax assets	**64,373**	56,267
Net Deferred Tax Assets	**$ 38,166**	$ 30,859

The deferred tax balances have been classified in the Consolidated Balance Sheets as follows:

	2011	2010
Net current asset	**$ 19,130**	$ 17,314
Net non-current asset	**19,036**	13,545
Net Deferred Tax Assets	**$ 38,166**	$ 30,859

Note 9: Income Taxes, Continued

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

	2011	2010	2009
U.S. federal statutory rate of tax	**35.00%**	35.00%	35.00%
State taxes (net of federal tax benefit)	**2.59**	1.05	3.47
Transaction costs	**–**	–	(3.68)
Bond costs	**–**	4.7	–
Permanent items	**(.83)**	.75	3.28
Other	**(.96)**	.89	(.37)
Effective Tax Rate	**35.80%**	42.39%	37.70%

The provision for income taxes resulted in an effective tax rate for continuing operations of 35.8% for Fiscal 2011, compared with an effective tax rate of 42.4% for Fiscal 2010. The decrease in the effective tax rate for Fiscal 2011 was primarily attributable to the net reduction of the Company's liability for uncertain tax positions of $1.3 million this year, as well as the non-deductibility in Fiscal 2010 of certain items incurred in connection with the inducement of conversion of the Debentures for common stock.

As of January 29, 2011, the Company had a federal net operating loss carryforward, which was assumed in one of the current year acquisitions, of $1.8 million which expires in fiscal years 2025 through 2030.

As of January 29, 2011, January 30, 2010 and January 31, 2009, the Company had state net operating loss carryforwards of $0.4 million, $0.4 million and $0, respectively, which expire in fiscal years 2016 through 2031.

As of January 29, 2011, January 30, 2010 and January 31, 2009, the Company had state tax credits of $0.5 million, $0.1 million and $0.1 million, respectively. These credits expire in fiscal years 2014 through 2019.

As of January 29, 2011, January 30, 2010 and January 31, 2009, the Company had foreign tax credits of $0.3 million, $0.4 million and $0.1 million, respectively. These credits will expire in fiscal year 2021.

Management believes a valuation allowance is not necessary because it is more likely than not that the Company will ultimately utilize the credits and other deferred tax assets based on existing carryback ability and expectations as to future taxable income in the jurisdictions in which it operates.

As of January 29, 2011, the Company has not provided for withholding or United States federal income taxes on approximately $8.4 million of accumulated undistributed earnings of its foreign Canadian subsidiary as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $1.3 million deferred income taxes would have been provided.

The methodology in the Income Tax Topic of the Codification prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for Fiscal 2011, 2010 and 2009.

IN THOUSANDS	2011	2010	2009
Unrecognized Tax Benefit – Beginning of Period	**$ 17,004**	$ 13,456	$ 4,899
Gross Increases (Decreases) – Tax Positions in a Prior Period	**(517)**	4,306	(214)
Gross Increases – Tax Positions in a Current Period	**473**	327	10,229
Settlements	**(2,605)**	(445)	(1,184)
Lapse of Statues of Limitations	**(188)**	(640)	(274)
Unrecognized Tax Benefit – End of Period	**$ 14,167**	$ 17,004	$ 13,456

Note 9: Income Taxes, Continued

Unrecognized tax benefits were approximately $14.2 million, $17.0 million and $13.5 million as of January 29, 2011, January 30, 2010 and January 31, 2009, respectively. The amount of unrecognized tax benefits as of January 29, 2011, January 30, 2010 and January 31, 2009 which would impact the annual effective rate if recognized were $13.1 million, $13.9 million and $13.5 million, respectively. The amount of unrecognized tax benefits may change during the next twelve months, but the Company does not believe the change, if any, will be material to the Company's consolidated financial position or results of operations.

The Company recognizes interest expense and penalties related to the above unrecognized tax benefits within income tax expense on the Consolidated Statements of Operations. Related to the uncertain tax benefits noted above, the Company recorded interest and penalties of approximately ($0.5) million and ($0.2) million, respectively, during Fiscal 2011, $0.8 million and ($0.1) million, respectively, during Fiscal 2010 and $0.2 million and ($0.3) million, respectively, during Fiscal 2009. The Company recognized a liability for accrued interest and penalities of $1.8 million and $0.2 million, respectively, as of January 29, 2011 and $2.3 million and $0.4 million, respectively, as of January 30, 2010, included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

Income tax reserves are determined using the methodology required by the Income Tax Topic of the Codification.

The Company and its subsidiaries file income tax returns in federal and in many state and local jurisdictions as well as foreign jurisdictions. Primarily as a result of filing amended tax returns, which were generated by the closing of the Internal Revenue Service ("IRS") examination during Fiscal 2011, the Company is still open to state and local audits dating back to fiscal year ended January 2006. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitation generally ranging from three to six years.

The IRS completed an examination of tax years for Fiscal 2006, 2007, 2008 and 2009 in September 2010.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans

DEFINED BENEFIT PENSION PLANS

The Company sponsored a non-contributory, defined benefit pension plan. As of January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula. Effective January 1, 2005, the Company froze the defined benefit cash balance plan which prevents any new entrants into the plan as of that date as well as affects the amounts credited to the participants' accounts as discussed below.

Under the cash balance formula, beginning January 1, 1996, the Company credited each participant's account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant was credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who was inactive would be credited with interest at the lesser of 7% or the 30 year Treasury rate. Under the frozen plan, each participant's cash balance plan account will be credited annually only with interest at the 30-year Treasury rate, not to exceed 7%, until the participant retires. The amount credited each year will be based on the rate at the end of the prior year.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

OBLIGATIONS AND FUNDED STATUS

CHANGE IN BENEFIT OBLIGATION

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2011	2010	2011	2010
Benefit obligation at beginning of year	**$ 109,771**	$ 99,436	**$ 3,226**	$ 3,078
Service cost	**250**	250	**144**	120
Interest cost	**5,897**	6,562	**170**	170
Plan participants' contributions	**-0-**	-0-	**110**	99
Benefits paid	**(8,723)**	(9,319)	**(445)**	(267)
Actuarial loss	**3,598**	12,842	**275**	26
Benefit Obligation at End of Year	**$ 110,793**	$ 109,771	**$ 3,480**	$ 3,226

CHANGE IN PLAN ASSETS

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2011	2010	2011	2010
Fair value of plan assets at beginning of year	**$ 89,369**	$ 73,468	**$ -0-**	$ -0-
Actual gain on plan assets	**14,041**	21,220	**-0-**	-0-
Employer contributions	**4,200**	4,000	**335**	168
Plan participants' contributions	**-0-**	-0-	**110**	99
Benefits paid	**(8,723)**	(9,319)	**(445)**	(267)
Fair Value of Plan Assets at End of Year	**$ 98,887**	$ 89,369	**$ -0-**	$ -0-
Funded Status at End of Year	**$ (11,906)**	$ (20,402)	**$(3,480)**	$(3,226)

Amounts recognized in the Consolidated Balance Sheets consist of:

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2011	2010	2011	2010
Noncurrent assets	**$ -0-**	$ -0-	**$ -0-**	$ -0-
Current liabilities	**-0-**	-0-	**(315)**	(278)
Noncurrent liabilities	**(11,906)**	(20,402)	**(3,165)**	(2,948)
Net Amount Recognized	**$ (11,906)**	$ (20,402)	**$ (3,480)**	$ (3,226)

Amounts recognized in accumulated other comprehensive income consist of:

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2011	2010	2011	2010
Prior service cost	**$ 8**	$ 12	**$ -0-**	$ -0-
Net loss	**41,129**	47,718	**257**	41
Total Recognized in Accumulated Other Comprehensive Loss	**$ 41,137**	$ 47,730	**$ 257**	$ 41

PENSION BENEFITS

IN THOUSANDS	JANUARY 29, 2011	JANUARY 30, 2010
Projected benefit obligation	**$110,793**	$109,771
Accumulated benefit obligation	**110,793**	109,771
Fair value of plan assets	**98,887**	89,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

COMPONENTS OF NET PERIODIC BENEFIT COST

NET PERIODIC BENEFIT COST

IN THOUSANDS	Pension Benefits 2011	Pension Benefits 2010	Pension Benefits 2009	Other Benefits 2011	Other Benefits 2010	Other Benefits 2009
Service cost	**$ 250**	$ 250	$ 250	**$ 144**	$ 120	$ 134
Interest cost	**5,897**	6,562	6,318	**170**	170	163
Expected return on plan assets	**(8,089)**	(8,354)	(8,569)	**-0-**	-0-	-0-
Amortization:						
Prior service cost	**4**	4	4	**-0-**	-0-	-0-
Losses	**4,235**	1,751	3,361	**59**	50	80
Net amortization	**4,239**	1,755	3,365	**59**	50	80
Net Periodic Benefit Cost	**$2,297**	$ 213	$ 1,364	**$ 373**	$ 340	$ 377

RECONCILIATION OF ACCUMULATED OTHER COMPREHENSIVE INCOME

IN THOUSANDS	Pension Benefits 2011	Other Benefits 2011
Net gain	**$(2,354)**	**$ (59)**
Amortization of prior service cost	**(4)**	**-0-**
Amortization of net actuarial (loss) gain	**(4,235)**	**276**
Total Recognized in Other Comprehensive Income	**$(6,593)**	**$ 217**
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$(4,296)**	**$ 590**

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $5.0 million and $4,000, respectively. The estimated net loss for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	Pension Benefits 2011	Pension Benefits 2010	Other Benefits 2011	Other Benefits 2010
Discount rate	**5.25%**	5.625%	**5.25%**	5.50%
Rate of compensation increase	**NA**	NA	**-**	-

For Fiscal 2011 and 2010, the discount rate was based on a yield curve of high quality corporate bonds with cash flows matching the Company's plans' expected benefit payments.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS

	Pension Benefits 2011	Pension Benefits 2010	Pension Benefits 2009	Other Benefits 2011	Other Benefits 2010	Other Benefits 2009
Discount rate	**5.625%**	6.875%	5.875%	**5.50%**	6.375%	5.875%
Expected long-term rate of return on plan assets	**8.25%**	8.25%	8.25%	**-**	-	-
Rate of compensation increase	**NA**	NA	NA	**-**	-	-

The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 5.625% to 5.25% from Fiscal 2010 to Fiscal 2011. The decrease in the rate increased the accumulated benefit obligation by $4.1 million and increased the projected benefit obligation by $4.1 million. The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 6.875% to 5.625% from Fiscal 2009 to Fiscal 2010. The decrease in the rate increased the accumulated benefit obligation by $12.3 million and increased the projected benefit obligation by $12.3 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical asset returns, the current asset allocation and future expectations. Considering this information, the Company selected an 8.25% long-term rate of return on assets assumption.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

ASSUMED HEALTH CARE COST TREND RATES

	2011	2010
Health care cost trend rate assumed for next year	**8%**	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2017**	2020

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below:

(IN THOUSANDS)	1% Increase in Rates	1% Decrease in Rates
Aggregated service and interest cost	$ 50	$ 41
Accumulated postretirement benefit obligation	$ 397	$ 333

PLAN ASSETS

The Company's pension plan weighted average asset allocations as of January 29, 2011 and January 30, 2010, by asset category are as follows:

	PLAN ASSETS	
ASSET CATEGORY	JANUARY 29, 2011	JANUARY 30, 2010
Equity securities	**66%**	63%
Debt securities	**33%**	36%
Other	**1%**	1%
Total	**100%**	100%

The investment strategy of the Trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/- 5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At January 29, 2011 and January 30, 2010, there were no Company related assets in the plan.

Generally, quoted market prices are used to value pension plan assets. Equities, some fixed income securities, publicly traded investment funds and U.S. government obligations are valued at the closing price reported on the active market on which the individual security is traded.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans, Continued

The following table presents the pension plan assets by level within the fair value hierarchy as of January 29, 2011.

IN THOUSANDS	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity Securities:				
Common Stocks	$ 12,556	–	–	$12,556
Europacific Growth Fund	13,272	–	–	13,272
Davis New York Venture Fund	12,804	–	–	12,804
Harbor Capital Appreciation Fund	12,766	–	–	12,766
Harbor Small Cap Growth Fund	7,234	–	–	7,234
Veracity Small Cap Value Fund	7,129	–	–	7,129
Debt Securities:				
Pimco Long Duration Total Return Fund	24,048	–	–	24,048
Pimco Total Return Fund	8,189	–	–	8,189
Other:				
Cash Equivalents	905	–	–	905
Other (includes receivables and payables)	(16)	–	–	(16)
Total Pension Plan Assets	**$ 98,887**	**–**	**–**	**$98,887**

CASH FLOWS

RETURN OF ASSETS

There was no return of assets from the plan to the Company in Fiscal year 2011 and no plan assets are projected to be returned to the Company in Fiscal 2012.

CONTRIBUTIONS

There was no ERISA cash requirement for the plan in 2010 and none is projected to be required in 2011. The Company is currently reviewing its cash contribution policy. The Company made a $0.3 million contribution in February 2011.

ESTIMATED FUTURE BENEFIT PAYMENTS

Expected benefit payments from the trust, including future service and pay, are as follows:

ESTIMATED FUTURE PAYMENTS	Pension Benefits ($ in millions)	Other Benefits ($ in millions)
2011	$ 8.6	$ 0.3
2012	8.4	0.3
2013	8.4	0.3
2014	8.4	0.2
2015	8.2	0.2
2016–2020	39.2	1.2

SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Concurrent with freezing the defined benefit pension plan effective January 1, 2005, the Company amended the 401(k) savings plan to change the formula for matching contributions. Since January 1, 2005, the Company has matched 100% of each employee's contribution of up to 3% of salary and 50% of the next 2% of salary. In addition, for those employees hired before December 31, 2004, who were eligible for the Company' s cash balance retirement plan before it was frozen, the Company annually makes an additional contribution of 2 1/2 % of salary to each employee's account. In calendar 2005 and future years, participants are immediately vested in their contributions and the Company's matching contribution plus actual earnings thereon. The contribution expense to the Company for the matching program was approximately $3.8 million for Fiscal 2011, $3.2 million for Fiscal 2010 and $3.1 million for Fiscal 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Earnings Per Share

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	FOR THE YEAR ENDED JANUARY 29, 2011			FOR THE YEAR ENDED JANUARY 30, 2010			FOR THE YEAR ENDED JANUARY 31, 2009		
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER-SHARE AMOUNT
Earnings from continuing operations	**$54,547**			$29,086			$156,219		
Less: Preferred stock dividends	**(197)**			(198)			(198)		
BASIC EPS									
Income available to common shareholders	**54,350**	**23,209**	**$2.34**	28,888	21,471	$1.35	156,021	19,235	$8.11
EFFECT OF DILUTIVE SECURITIES									
Options		**431**			210			267	
Convertible preferred stock[1]	**58**	**26**		-0-	-0-		153	59	
4 1/8% Convertible Subordinated Debentures[2]	**-0-**	**-0-**		1,911	1,768		4,393	4,298	
Employees' preferred stock[3]		**50**			51			52	
DILUTED EPS									
Income available to common shareholders plus assumed conversions	**$54,408**	**23,716**	**$2.29**	$30,799	23,500	$1.31	$160,567	23,911	$6.72

(1) The amount of the dividend on Series 3 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings for Fiscal 2011. Therefore, conversion of Series 3 preferred shares were included in diluted earnings per share for Fiscal 2011. The amount of the dividend on Series 1 and Series 4 convertible preferred stock per common share obtainable on conversion of the preferred stock was higher than basic earnings for Fiscal 2011. Therefore, conversion of Series 1 and Series 4 preferred shares were not reflected in diluted earnings per share for Fiscal 2011 because it would have been antidilutive. The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 1, Series 3 and Series 4 for Fiscal 2010. Therefore, conversion of Series 1, Series 3 and Series 4 convertible preferred stock is not reflected in diluted earnings per share for Fiscal 2010, because it would have been antidilutive. The amount of the dividend on Series 1, Series 3 and Series 4 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2009. Therefore, conversion of Series 1, Series 3 and Series 4 preferred shares were included in diluted earnings per share for Fiscal 2009. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 27,913 and 25,606 and 5,423, respectively, as of January 29, 2011.

(2) The Company converted the 4 1/8% Convertible Subordinated Debentures to common stock during Fiscal 2010, therefore the convertible debentures are not reflected in diluted earnings per share for Fiscal 2011.

(3) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

Options to purchase 12,000 shares of common stock at $32.65 per share, 71,428 shares of common stock at $36.40 per share, 1,945 shares of common stock at $40.05 per share, 103,474 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2011 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 12,000 shares of common stock at $32.65 per share, 12,000 shares of common stock at $23.97 per share, 60,752 shares of common stock at $23.54 per share, 325,982 shares of common stock at $24.90 per share, 71,428 shares of common stock at $36.40 per share, 1,945 shares of common stock at $40.05 per share, 103,474 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2010 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Earnings Per Share, Continued

Options to purchase 16,000 shares of common stock at $32.65 per share, 334,250 shares of common stock at $24.90 per share, 74,823 shares of common stock at $36.40 per share, 1,945 shares of common stock at $40.05 per share, 107,490 shares of common stock at $38.14 per share, 951 shares of common stock at $37.41 per share and 2,351 shares of common stock at $42.82 per share were outstanding at the end of Fiscal 2009 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of stock buy back programs. In a series of authorizations from Fiscal 1999–2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In Fiscal 2007, the board authorized an additional $50.0 million in stock repurchases. In Fiscal 2009, the board authorized up to $100.0 million in stock repurchases primarily funded with the after-tax cash proceeds of the settlement of merger-related litigation with The Finish Line and UBS (see Notes 2 and 13). The Company repurchased 4.0 million shares at a cost of $90.9 million during Fiscal 2009. The Company repurchased 85,000 shares at a cost of $2.0 million during Fiscal 2010, which was not paid at the end of Fiscal 2010 but included in other accrued liabilities on the Consolidated Balance Sheets. During the first quarter of Fiscal 2011, the board increased the total repurchase authorization under its common stock repurchase plan to $35.0 million. The board restored the total repurchase authorization in the third quarter of Fiscal 2011 to $35.0 million. The Company repurchased 863,767 shares at a cost of $24.8 million during Fiscal 2011. All of the $24.8 million in repurchases for Fiscal 2011, except $0.6 million, were repurchased under the original $35.0 million authorization made during the first quarter of Fiscal 2011.

Note 12: Shared-Based Compensation Plans

The Company's stock-based compensation plans, as of January 29, 2011, are described below. The Company recognizes compensation expense for share-based payments based on the fair value of the awards as required by the Compensation – Stock Compensation Topic of the Codification.

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 2009 Equity Incentive Plan (the "2009 Plan"), effective as of June 24, 2009, the Company may grant options, restricted shares, performance awards and other stock-based awards to its employees, consultants and directors for up to 1.2 million shares of common stock. Under the 2005 Equity Incentive Plan (the "2005 Plan"), effective as of June 23, 2005, the Company may grant options, restricted shares and other stock-based awards to its employees and consultants as well as directors for up to 1.0 million shares of common stock. There will be no future awards under the 2005 Equity Incentive Plan. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% per year.

For Fiscal 2011, 2010 and 2009, the Company recognized share-based compensation cost of $0.2 million, $0.4 million and $1.7 million, respectively, for its fixed stock incentive plans included in selling and administrative expenses in the accompanying Consolidated Statements of Operations. The Company did not capitalize any share-based compensation cost.

The Compensation – Stock Compensation Topic of the Codification requires that the cash flows resulting from tax benefits for tax deductions in excess of the compensation cost recognized for those options (excess tax benefit) be classified as financing cash flows. Accordingly, the Company classified excess tax benefits of $1.4 million, $0 and $0.2 million as financing cash inflows rather than as operating cash inflows on its Consolidated Statement of Cash Flows for Fiscal 2011, 2010 and 2009, respectively.

The Company did not grant any shares of fixed stock options in Fiscal 2011, 2010 or 2009.

Note 12: Shared-Based Compensation Plans, Continued

A summary of fixed stock option activity and changes for Fiscal 2011, 2010 and 2009 is presented below:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)[1]
Outstanding, February 2, 2008	1,129,674	$ 23.44		
Granted	-0-	-		
Exercised	(82,868)	17.35		
Forfeited	(3,047)	31.84		
Outstanding, January 31, 2009	1,043,759	$ 23.90		
Granted	-0-	-		
Exercised	(28,500)	14.04		
Forfeited	(19,679)	31.16		
Outstanding, January 30, 2010	995,580	$ 24.04		
Granted	**-0-**	**-**		
Exercised	**(118,450)**	**18.77**		
Forfeited	**-0-**	**-**		
Outstanding, January 29, 2011	**877,130**	**$ 24.75**	**3.45**	**$10,321**
Exercisable, January 29, 2011	**876,543**	**$ 24.74**	**3.45**	**$10,321**

(1) Based upon the difference between the closing market price of the Company's common stock on the last trading day of the year and the grant price of in-the-money options.

The total intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of options exercised during Fiscal 2011, 2010 and 2009 was $2.3 million, $0.4 million and $1.4 million, respectively.

A summary of the status of the Company's nonvested shares of its fixed stock incentive plans as of January 29, 2011, is presented below:

NONVESTED FIXED STOCK OPTIONS	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at January 30, 2010	27,357	$ 16.41
Granted	-0-	-
Vested	(26,770)	16.41
Forfeited	-0-	-
Nonvested at January 29, 2011	**587**	**$ 16.28**

As of January 29, 2011 there was less than $1,000 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the stock incentive plans discussed above. That cost is expected to be recognized in the first month of Fiscal 2012.

Cash received from option exercises under all share-based payment arrangements for Fiscal 2011, 2010 and 2009 was $2.2 million, $0.4 million and $1.4 million, respectively.

RESTRICTED STOCK INCENTIVE PLANS

DIRECTOR RESTRICTED STOCK

The 2009 and 2005 Plans permit the board of directors to grant restricted stock to non-employee directors on the date of the annual meeting of shareholders at which an outside director is first elected ("New Director Grants"). The outside director restricted stock so granted is to vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were no shares issued in New Director Grants in Fiscal 2011, 2010 and 2009.

In addition, the 2009 and 2005 Plans permit an outside director to elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock are granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares are earned, the director is

Note 12: Shared-Based Compensation Plans, Continued

restricted from selling, transferring, pledging or assigning the shares for an additional three years. There were no retainer shares issued in Fiscal 2011, 2010 or 2009.

Also pursuant to the 2005 Plan, annually on the date of the annual meeting of shareholders, beginning in Fiscal 2007, each outside director received restricted stock valued at $60,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock vests with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares vest, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. Under the 2009 Plan, director stock awards were made during Fiscal 2011 and 2010 on substantially the same terms as grants under the 2005 Plan. For Fiscal 2011, 2010 and 2009, the Company issued 17,838 shares, 21,204 shares and 18,792 shares, respectively, of director restricted stock.

For Fiscal 2011, 2010 and 2009, the Company recognized $0.5 million, $0.4 million and $0.3 million, respectively, of director restricted stock related share-based compensation in selling and administrative expenses in the accompanying Consolidated Statements of Operations.

EMPLOYEE RESTRICTED STOCK

Under the 2009 Plan, the Company issued 404,995 shares and 383,745 shares of employee restricted stock in Fiscal 2011 and 2010, respectively. Under the 2005 Plan, the Company issued 397,273 shares of employee restricted stock in Fiscal 2009. Of the 383,745 shares issued in Fiscal 2010, 359,096 shares and the shares issued in Fiscal 2011 vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. The additional 24,649 shares issued in Fiscal 2010 and the shares issued in Fiscal 2009 vest one-third per year over three years. The fair value of employee restricted stock is charged against income as compensation cost over the vesting period. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Operations for these shares was $7.3 million, $6.2 million and $6.0 million for Fiscal 2011, 2010 and 2009, respectively. A summary of the status of the Company's nonvested shares of its employee restricted stock as of January 29, 2011 is presented below:

NONVESTED RESTRICTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at February 2, 2008	293,251	$ 37.23
Granted	397,273	20.79
Vested	(124,869)	36.84
Withheld for federal taxes	(52,969)	36.86
Forfeited	(4,353)	27.42
Nonvested at January 31, 2009	508,333	24.60
Granted	383,745	19.25
Vested	(138,714)	26.70
Withheld for federal taxes	(65,299)	26.32
Forfeited	(11,951)	25.97
Nonvested at January 30, 2010	676,114	20.94
Granted	**404,995**	**28.41**
Vested	**(179,684)**	**23.09**
Withheld for federal taxes	**(81,731)**	**23.15**
Forfeited	**(1,575)**	**19.40**
Nonvested at January 29, 2011	**818,119**	**$ 23.95**

As of January 29, 2011 there were $14.4 million of total unrecognized compensation costs related to nonvested share-based compensation arrangements for restricted stock discussed above. That cost is expected to be recognized over a weighted average period of 1.95 years.

Note 12: Shared-Based Compensation Plans, Continued

EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees could choose each year to have up to 15% of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock was 85% of the closing market price of the stock on either the exercise date or the grant date, whichever was less. The Company's board of directors amended the Company's Employee Stock Purchase Plan effective October 1, 2005 to provide that participants may acquire shares under the Plan at a 5% discount from fair market value on the last day of the Plan year. Employees can choose each year to have up to 15% of their annual base earnings or $9,500, whichever is lower, withheld to purchase the Company's common stock. Under the Compensation – Stock Compensation Topic of the Codification, shares issued under the Plan as amended are non-compensatory. No participant contributions were accepted by the Company under the Plan after September 28, 2007 as a result of the Finish Line merger agreement, which was terminated in March 2008. A new "short" plan year began April 1, 2008 and a normal plan year resumed on October 1, 2008. Under the Plan, the Company sold 4,230 shares, 4,350 shares and 1,711 shares to employees in Fiscal 2011, 2010 and 2009, respectively.

STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $109,000 and $123,000 at January 29, 2011 and January 30, 2010, respectively, and were secured at January 29, 2011, by 6,165 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

Note 13: Legal Proceedings

ENVIRONMENTAL MATTERS

NEW YORK STATE ENVIRONMENTAL MATTERS

In August 1997, the New York State Department of Environmental Conservation ("NYSDEC") and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remedial measure ("IRM") with regard to the site of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969. The Company undertook the IRM and RIFS voluntarily, without admitting liability or accepting responsibility for any future remediation of the site. The Company has completed the IRM and the RIFS. In the course of preparing the RIFS, the Company identified remedial alternatives with estimated undiscounted costs ranging from $-0- to $24.0 million, excluding amounts previously expended or provided for by the Company. The United States Environmental Protection Agency ("EPA"), which has assumed primary regulatory responsibility for the site from NYSDEC, issued a Record of Decision in September 2007. The Record of Decision requires a remedy of a combination of groundwater extraction and treatment and in-site chemical oxidation at an estimated present worth of approximately $10.7 million.

In July 2009, the Company agreed to a Consent Order with the EPA requiring the Company to perform certain remediation actions, operations, maintenance and monitoring at the site. In September 2009, a Consent Judgment embodying the Consent Order was filed in the U.S. District Court for the Eastern District of New York.

The Village of Garden City, New York, has asserted that the Company is liable for the costs associated with enhanced treatment required by the impact of the groundwater plume from the site on two public water supply wells, including historical costs ranging from approximately $1.8 million to in excess of $2.5 million, and future operation and maintenance costs which the Village estimates at $126,400 annually while the enhanced treatment continues. On December 14, 2007, the Village filed a complaint against the Company and the owner of the property under the Resource Conservation and Recovery Act ("RCRA"), the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as well as a number of state law theories in the U.S. District Court for the Eastern District of New York, seeking an injunction requiring the defendants to remediate contamination from the site and to establish their liability for future costs that may be incurred in connection with it, which the complaint alleges could exceed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13: Legal Proceedings, Continued

$41 million over a 70-year period. The Company has not verified the estimates of either historic or future costs asserted by the Village, but believes that an estimate of future costs based on a 70-year remediation period is unreasonable given the expected remedial period reflected in the EPA's Record of Decision. On May 23, 2008, the Company filed a motion to dismiss the Village's complaint on grounds including applicable statutes of limitation and preemption of certain claims by the NYSDEC's and the EPA's diligent prosecution of remediation. On January 27, 2009, the Court granted the motion to dismiss all counts of the plaintiff's complaint except for the CERCLA claim and a state law claim for indemnity for costs incurred after November 27, 2000. On September 23, 2009, on a motion for reconsideration by the Village, the Court reinstated the claims for injunctive relief under RCRA and for equitable relief under certain of the state law theories. The Company intends to continue to defend the action.

In December 2005, the EPA notified the Company that it considers the Company a potentially responsible party ("PRP") with respect to contamination at two Superfund sites in upstate New York. The sites were used as landfills for process wastes generated by a glue manufacturer, which acquired tannery wastes from several tanners, allegedly including the Company's Whitehall tannery, for use as raw materials in the gluemaking process. The Company has no records indicating that it ever provided raw materials to the gluemaking operation and has not been able to establish whether the EPA's substantive allegations are accurate. The Company, together with other tannery PRPs, has entered into cost-sharing agreements and Consent Decrees with the EPA with respect to both sites. Based upon the current estimates of the cost of remediation, the Company's share is expected to be less than $250,000 in total for the two sites. While there is no assurance that the Company's share of the actual cost of remediation will not exceed the estimate, the Company does not presently expect that its aggregate exposure with respect to these two landfill sites will have a material adverse effect on its financial condition or results of operations.

WHITEHALL ENVIRONMENTAL MATTERS

The Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's former Volunteer Leather Company facility in Whitehall, Michigan.

In October 2010, the Company and the Michigan Department of Natural Resources and Environment entered into a Consent Decree providing for implementation of a remedial Work Plan for the facility site designed to bring the site into compliance with applicable regulatory standards. The Company estimates the cost of implementing the Work Plan at approximately $4.9 million. There can be no assurance that remediation costs will not exceed the estimate.

ACCRUAL FOR ENVIRONMENTAL CONTINGENCIES

Related to all outstanding environmental contingencies, the Company had accrued $15.5 million as of January 29, 2011, $15.9 million as of January 30, 2010 and $16.0 million as of January 31, 2009. All such provisions reflect the Company's estimates of the most likely cost (undiscounted, including both current and noncurrent portions) of resolving the contingencies, based on facts and circumstances as of the time they were made. There is no assurance that relevant facts and circumstances will not change, necessitating future changes to the provisions. Such contingent liabilities are included in the liability arising from provision for discontinued operations on the accompanying Consolidated Balance Sheets. The Company has made pretax accruals for certain of these contingencies, including approximately $2.9 million reflected in Fiscal 2011, $0.8 million in Fiscal 2010 and $9.4 million in Fiscal 2009. These charges are included in provision for discontinued operations, net in the Consolidated Statements of Operations.

MERGER-RELATED LITIGATION

GENESCO INC. V. THE FINISH LINE, ET AL.
UBS SECURITIES LLC AND UBS LOAN FINANCE LLC V. GENESCO INC., ET AL.

On September 21, 2007, the Company filed suit against The Finish Line, Inc. in Chancery Court in Nashville, Tennessee seeking a court order requiring The Finish Line to consummate an agreement entered into merger with the Company in June 2007 (the "Tennessee Action"). UBS Securities LLC and UBS Loan Finance LLC (collectively, "UBS") subsequently intervened as a defendant in the Tennessee Action, filed an answer to the amended complaint and a counterclaim asserting fraud against the Company.

Note 13: Legal Proceedings, Continued

On November 15, 2007, UBS filed a separate lawsuit in the United States District Court for the Southern District of New York (the "New York Action"), naming the Company and The Finish Line as defendants, and seeking a declaration that its commitment to provide The Finish Line with financing for the merger transaction was void and/or could be terminated by UBS.

Trial of the Tennessee Action began on December 10, 2007 and concluded on December 18, 2007. On December 27, 2007, the Chancery Court ordered The Finish Line to specifically perform the terms of the Merger Agreement. The Court also declared that The Finish Line had breached the Merger Agreement by not closing the merger. The Court ordered The Finish Line to close the merger, to use its reasonable best efforts to take all actions to consummate the merger as required by the Merger Agreement, and to use its reasonable best efforts to obtain financing. The Court excluded from its order any ruling on the issue of the solvency of the combined company, finding that the issue of solvency was reserved for determination in the New York Action.

On March 3, 2008, the Company, The Finish Line, and UBS entered into a definitive agreement for the termination of the merger agreement with The Finish Line and the settlement of all related litigation among The Finish Line and the Company and UBS, including the Tennessee Action and the New York Action. In the settlement agreement, the parties agreed that: (1) the merger agreement between the Company and The Finish Line would be terminated; (2) the financing commitment from UBS to The Finish Line would be terminated; (3) UBS and The Finish Line would pay to the Company an aggregate of $175 million in cash; (4) The Finish Line would transfer to the Company a number of Class A shares of The Finish Line common stock equal to 12.0% of the total post-issuance outstanding shares of The Finish Line common stock which the Company would use its best efforts to distribute to its common shareholders as soon as practicable after the shares' registration and listing on NASDAQ; (5) the Company and The Finish Line would be subject to a mutual standstill agreement; and (6) the parties would execute customary mutual releases. Stipulations of Dismissal were filed by all parties to both the New York Action and the Tennessee Action, and both Actions were dismissed. The Company distributed the shares of The Finish Line common stock received in the settlement to the Company's shareholders during the second quarter of Fiscal 2009.

CALIFORNIA MATTERS

On March 3, 2011, there was filed in the U.S. District Court for the Southern District of California a putative class action styled *Fraser v. Genesco Inc*. On March 4, 2011, there was filed in the Superior Court of California for the County of San Francisco a putative class action styled *Pabst v. Genesco Inc. et al*. Both complaints allege that the Company's retail stores in California violated the California Song-Beverly Credit Card Act of 1971 and other California law through customer information collection practices, and both seek civil penalties, damages, restitution, injunctive and declaratory relief, attorneys' fees, and other relief. The Company disputes the material allegations in both complaints and intends to defend the actions vigorously.

OTHER MATTERS

On December 10, 2010, the Company announced that it had suffered a criminal intrusion into the portion of its computer network that processes payments for transactions in certain of its retail stores. While the Company has not received notice of any claims arising out of the intrusion, there can be no assurance that such claims will not be asserted in the future, or that such claims will not be material.

In addition to the matters specifically described in this footnote, the Company is a party to other legal and regulatory proceedings and claims arising in the ordinary course of its business. While management does not believe that the Company's liability with respect to any of these other matters is likely to have a material effect on its financial position or results of operations, legal proceedings are subject to inherent uncertainties and unfavorable rulings could have a material adverse impact on the Company's business and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Business Segment Information

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station retail footwear chain and e-commerce operations; Lids Sports Group, comprised of the Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Hat World retail headwear stores, the Sports Fan-Attic retail licensed sports headwear, apparel and accessory stores acquired in November 2009 and the Sports Avenue retail licensed sports headwear, apparel and accessory stores acquired in October 2010, both of which are now referred to as Lids Locker Room, the Lids Team Sports business, including the recently acquired Brand Innovators and Anaconda Sports team dealer businesses, and certain e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear sourced and marketed under a license from Levi Strauss & Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys Group, Underground Station Group and Lids Sports Group sell primarily branded products from other companies while Johnston & Murphy Group and Licensed Brands sell primarily the Company's owned and licensed brands.

Corporate assets include cash, prepaid rent expense, prepaid income taxes, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, stock compensation, interest expense, interest income, restructuring charges and other including major litigation and the loss on early retirement of debt.

Fiscal 2011 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	LIDS SPORTS GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 804,149	$ 94,351	$ 603,533	$ 185,012	$ 101,839	$ 1,339	$1,790,223
Intercompany sales	-0-	-0-	(188)	(1)	(195)	-0-	(384)
Net sales to external customers	$ 804,149	$ 94,351	$ 603,345	$ 185,011	$ 101,644	$ 1,339	$1,789,839
Segment operating income (loss)	$ 55,628	$ (2,476)	$ 57,778	$ 8,617	$ 12,861	$(37,758)	$ 94,650
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(8,567)	(8,567)
Earnings (loss) from operations	55,628	(2,476)	57,778	8,617	12,861	(46,325)	86,083
Interest expense	-0-	-0-	-0-	-0-	-0-	(1,130)	(1,130)
Interest income	-0-	-0-	-0-	-0-	-0-	8	8
Earnings (loss) from continuing operations before income taxes	$ 55,628	$ (2,476)	$ 57,778	$ 8,617	$ 12,861	$(47,447)	$ 84,961
Total assets**	$ 240,567	$ 27,768	$ 435,016	$ 72,393	$ 38,152	$147,186	$ 961,082
Depreciation and amortization	20,835	2,170	18,627	3,754	217	2,135	47,738
Capital expenditures	6,422	1,332	17,908	1,687	27	1,923	29,299

*Restructuring and other includes a $7.2 million charge for asset impairments, of which $4.8 million is in the Journeys Group, $1.0 million in the Lids Sports Group, $0.7 million in the Johnston & Murphy Group and $0.7 million in the Underground Station Group.

**Total assets for Lids Sports Group include $152.5 million goodwill which includes $33.5 million of additions in Fiscal 2011 resulting from acquisitions. Total assets for Licensed Brands include $0.8 million goodwill due to the Keuka Footwear acquisition.

Note 14: Business Segment Information, Continued

Fiscal 2010 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	LIDS SPORTS GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 749,202	$ 99,458	$ 465,878	$ 166,081	$ 93,291	$ 643	$ 1,574,553
Intercompany sales	-0-	-0-	(102)	(2)	(97)	-0-	(201)
Net sales to external customers	$ 749,202	$ 99,458	$ 465,776	$ 166,079	$ 93,194	$ 643	$ 1,574,352
Segment operating income (loss)	$ 44,285	$ (4,584)	$ 44,039	$ 5,484	$ 12,372	$ (27,813)	$ 73,783
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(13,361)	(13,361)
Earnings (loss) from operations	44,285	(4,584)	44,039	5,484	12,372	(41,174)	60,422
Loss early retirement of debt	-0-	-0-	-0-	-0-	-0-	(5,518)	(5,518)
Interest expense	-0-	-0-	-0-	-0-	-0-	(4,430)	(4,430)
Interest income	-0-	-0-	-0-	-0-	-0-	14	14
Earnings (loss) from continuing operations before income taxes	$ 44,285	$ (4,584)	$ 44,039	$ 5,484	$ 12,372	$ (51,108)	$ 50,488
Total assets**	$ 246,000	$ 28,497	$ 333,634	$ 67,705	$ 27,293	$ 160,523	$ 863,652
Depreciation and amortization	23,839	2,669	14,732	3,891	174	2,157	47,462
Capital expenditures	14,664	158	13,959	3,633	64	1,347	33,825

*Restructuring and other includes a $13.3 million charge for asset impairments, of which $9.5 million is in the Journeys Group, $2.1 million in the Lids Sports Group, $0.9 million in the Johnston & Murphy Group and $0.8 million in the Underground Station Group.

**Total assets for Lids Sports Group include $119.0 million goodwill.

Fiscal 2009 IN THOUSANDS	JOURNEYS GROUP	UNDERGROUND STATION GROUP	LIDS SPPORTS GROUP	JOHNSTON & MURPHY GROUP	LICENSED BRANDS	CORPORATE & OTHER	CONSOLIDATED
Sales	$ 760,008	$ 110,902	$ 405,446	$ 177,963	$ 96,656	$ 682	$ 1,551,657
Intercompany sales	-0-	-0-	-0-	-0-	(95)	-0-	(95)
Net sales to external customers	$ 760,008	$ 110,902	$ 405,446	$ 177,963	$ 96,561	$ 682	$ 1,551,562
Segment operating income (loss)	$ 49,050	$ (5,660)	$ 36,670	$ 10,069	$ 11,925	$ (39,003)	$ 63,051
Gain from settlement of merger-related litigation	-0-	-0-	-0-	-0-	-0-	204,075	204,075
Restructuring and other*	-0-	-0-	-0-	-0-	-0-	(7,500)	(7,500)
Earnings (loss) from operations	49,050	(5,660)	36,670	10,069	11,925	157,572	259,626
Interest expense	-0-	-0-	-0-	-0-	-0-	(9,234)	(9,234)
Interest income	-0-	-0-	-0-	-0-	-0-	322	322
Earnings (loss) before income taxes from continuing operations	$ 49,050	$ (5,660)	$ 36,670	$ 10,069	$ 11,925	$ 148,660	$ 250,714
Total assets**	$ 270,043	$ 33,790	$ 306,904	$ 82,246	$ 32,070	$ 91,010	$ 816,063
Depreciation and amortization	23,417	3,336	13,904	3,634	188	2,354	46,833
Capital expenditures	23,437	295	15,705	6,985	300	2,698	49,420

*Restructuring and other includes an $8.6 million charge for asset impairments, of which $3.8 million is in the Lids Sports Group, $3.4 million in the Journeys Group, $1.0 million in the Underground Station Group and $0.4 million in the Johnston & Murphy Group.

**Total assets for Lids Sports Group include $111.7 million goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Quarterly Financial Information (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	1ST QUARTER		2ND QUARTER		3RD QUARTER		4TH QUARTER		FISCAL YEAR	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
Net sales	**$400,853**	$370,366	**$363,654**	$334,658	**$464,838**	$390,302	**$560,494**	$479,026	**$1,789,839**	$1,574,352
Gross margin	**208,071**	189,222	**184,044**	169,945	**236,741**	200,166	**272,991**	236,537	**901,847**	795,870
Earnings (loss) from continuing operations before income taxes	**14,316**[1]	(5,322)[2]	**(3,649)**[4]	(3,835)[6]	**26,373**[7]	17,403[8]	**47,921**[10]	42,242[12]	**84,961**	50,488
Earnings (loss) from continuing operations	**8,563**	(5,603)	**(2,396)**	(2,663)	**16,967**	11,523	**31,413**	25,829	**54,547**	29,086
Net earnings (loss)	**8,616**	(5,762)[3]	**(3,183)**[5]	(2,722)	**16,917**	11,443[9]	**30,861**[11]	25,854	**53,211**	28,813
Diluted earnings (loss) per common share:										
Continuing operations	**.36**	(.30)	**(.10)**	(.12)	**.72**	.50	**1.34**	1.08	**2.29**	1.31
Net earnings (loss)	**.36**	(.31)	**(.14)**	(.13)	**.72**	.50	**1.31**	1.08	**2.24**	1.30

(1) Includes a net restructuring and other charge of $2.4 million (see Note 3).
(2) Includes a net restructuring and other charge of $5.0 million (see Note 3) and a $5.1 million loss on early retirement of debt (see Note 6).
(3) Includes a loss of $0.2 million, net of tax, from discontinued operations (see Note 3).
(4) Includes a net restructuring and other charge of $2.0 million (see Note 3).
(5) Includes a loss of $0.8 million, net of tax, from discontinued operations (see Note 3).
(6) Includes a net restructuring and other charge of $3.3 million (see Note 3).
(7) Includes a net restructuring and other charge of $2.2 million (see Note 3).
(8) Includes a net restructuring and other charge of $2.6 million (see Note 3).
(9) Includes a loss of $0.1 million, net of tax, from discontinued operations (see Note 3).
(10) Includes a net restructuring and other charge of $2.0 million (see Note 3).
(11) Includes a loss of $0.5 million, net of tax, from discontinued operations (see Note 3).
(12) Includes a net restructuring and other charge of $2.5 million (see Note 3) and a $0.4 million loss on early retirement of debt (see Note 6).

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 22, 2011, at 10:00 a.m. CDT, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, TN 37202-0731

INDEPENDENT AUDITORS

Ernst & Young LLP
150 Fourth Avenue North
Suite 1400
Nashville, Tennessee 37219

TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

Computershare Phone #: 877-224-0366

Address: Computershare
P. O. Box 43078
Providence, Rhode Island 02940-3078

Private Couriers/Registered Mail:

Computershare
250 Royall Street
Canton, Massachusetts 02021

Questions & Inquiries via our Website:

http://www.computershare.com/investor

Hearing Impaired #: TDD: 1-800-952-9245

INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:

James S. Gulmi, Senior Vice President – Finance,
Chief Financial Officer
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

OTHER INFORMATION

Certifications by the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits of the Company's 2011 Annual Report on Form 10-K. The Chief Executive Officer has submitted to the New York Stock Exchange (NYSE) the annual CEO certification for fiscal 2011 regarding the Company's compliance with the NYSE's corporate governance listing standards.

FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:

Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

SHAREHOLDER INFORMATION LINE

Shareholder information may be accessed at
www.genesco.com

BOARD OF DIRECTORS

JAMES S. BEARD
Retired President, Caterpillar
Financial Services Corporation
Nashville, Tennessee
Member of the audit and finance committees

LEONARD L. BERRY
Presidential Professor for Teaching Excellence,
Distinguished Professor of Marketing
and Professor of Humanities in Medicine
Texas A&M University
College Station, Texas
Member of the compensation and nominating
and governance committees

WILLIAM F. BLAUFUSS, JR.
Consultant, Certified Public Accountant
Nashville, Tennessee
Chairman of the audit committee,
member of the finance committee

JAMES W. BRADFORD
Dean, Owen Graduate School of Management
Vanderbilt University
Nashville, Tennessee
Chairman of the finance committee and member
of the nominating and governance committee

ROBERT V. DALE
Consultant
Nashville, Tennessee
Chairman of the nominating and governance
committee and member of the audit committee

ROBERT J. DENNIS
Chairman, President and Chief Executive Officer
Genesco Inc.

MATTHEW C. DIAMOND
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Chairman of the compensation committee,
member of the finance committee

MARTY G. DICKENS
Retired President
AT&T – Tennessee
Nashville, Tennessee
Member of the compensation and the
nominating and governance committees

BEN T. HARRIS
Former Chairman
Genesco Inc.
Member of the finance committee

KATHLEEN MASON
President and Chief Executive Officer
Tuesday Morning Corporation
Dallas, Texas
Member of the audit and compensation committees

CORPORATE OFFICERS

ROBERT J. DENNIS
Chairman, President and Chief Executive Officer
7 years with Genesco

JAMES S. GULMI
Senior Vice President – Finance,
Chief Financial Officer
39 years with Genesco

JONATHAN D. CAPLAN
Senior Vice President – Genesco Branded
18 years with Genesco

JAMES C. ESTEPA
Senior Vice President – Genesco Retail
26 years with Genesco

KENNETH J. KOCHER
Senior Vice President – Lids Sports Group
7 years with Genesco

ROGER G. SISSON
Senior Vice President, Corporate Secretary
and General Counsel
17 years with Genesco

MIMI E. VAUGHN
Senior Vice President – Strategy and Shared Services
8 years with Genesco

PAUL D. WILLIAMS
Vice President and Chief Accounting Officer
34 years with Genesco

MATTHEW N. JOHNSON
Treasurer
18 years with Genesco

GENESCO RETAIL STORES AS OF 1/29/11

ALASKA
ANCHORAGE LIDS (2), JOURNEYS (2)
FAIRBANKS LIDS, JOURNEYS

ALABAMA
AUBURN HAT SHACK, JOURNEYS, CLUBHOUSE
BIRMINGHAM HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
DOTHAN HAT WORLD, JOURNEYS
FAIRFIELD UNDERGROUND STATION
FLORENCE LIDS, JOURNEYS
FOLEY LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ
GADSDEN HAT SHACK
HOMEWOOD JOURNEYS
HOOVER JOURNEYS, SHI
HUNTSVILLE HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MOBILE HAT SHACK, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, LIDS LOCKER ROOM
MONTGOMERY HAT SHACK
OXFORD HAT SHACK
SPANISH FORT JOURNEYS
TUSCALOOSA HAT SHACK, JOURNEYS

ALBERTA
CALGARY LIDS
EDMONTON CAP CONNECTION (2), LIDS, HEAD QUARTERS (2)
MEDICINE HAT LIDS
RED DEER LIDS

ARKANSAS
FAYETTEVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
FORT SMITH HAT WORLD, JOURNEYS
HOT SPRINGS JOURNEYS
JONESBORO LIDS, JOURNEYS
LITTLE ROCK LIDS
NORTH LITTLE ROCK JOURNEYS (2), HAT WORLD, UNDERGROUND STATION
PINE BLUFF HAT WORLD, JOURNEYS
ROGERS LIDS, JOURNEYS

ARIZONA
CHANDLER JOURNEYS, JOURNEYS KIDZ
FLAGSTAFF LIDS, JOURNEYS
GILBERT JOURNEYS
GLENDALE LIDS, JOURNEYS
MESA JOURNEYS (2), JOURNEYS KIDZ, LIDS (2)
PHOENIX HAT WORLD, LIDS (2), JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
PRESCOTT JOURNEYS
SCOTTSDALE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
SIERRA VISTA LIDS
TEMPE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, CLUBHOUSE
TUCSON LIDS, JOURNEYS (2), JOURNEYS KIDZ, HAT WORLD, SHI, UNDERGROUND STATION
YUMA JOURNEYS

BRITISH COLUMBIA
BURNABY LIDS (3)
KELOWNA HEAD QUARTERS
LANGLEY HEAD QUARTERS
NANAIMO LIDS
SURREY LIDS
VANCOUVER LIDS
VICTORIA HEAD QUARTERS
WHISTLER LIDS

CALIFORNIA
ANTIOCH LIDS, JOURNEYS
ARCADIA LIDS, JOURNEYS
BAKERSFIELD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BREA LIDS, JOURNEYS
BURBANK LIDS, JOURNEYS
CABAZON JOHNSTON & MURPHY OUTLET
CAMARILLO LIDS, JOHNSTON & MURPHY OUTLET
CANOGA PARK LIDS, JOURNEYS, CLUBHOUSE
CAPITOLA LIDS, JOURNEYS
CARLSBAD LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
CERRITOS LIDS, JOURNEYS
CHICO LIDS, JOURNEYS
CHULA VISTA HAT WORLD, JOURNEYS (2), LIDS
CITRUS HEIGHTS LIDS, JOURNEYS
CITY OF INDUSTRY JOURNEYS
COMMERCE LIDS, JOURNEYS
CONCORD LIDS, JOURNEYS
COSTA MESA JOHNSTON & MURPHY SHOP, JOURNEYS
CULVER CITY LIDS
DALY CITY JOURNEYS
DOWNEY LIDS, JOURNEYS
EL CAJON LIDS, JOURNEYS
EL CENTRO LIDS, JOURNEYS
ESCONDIDO LIDS, JOURNEYS
EUREKA HAT WORLD, JOURNEYS
FAIRFIELD JOURNEYS, LIDS, UNDERGROUND STATION
FOLSOM LIDS
FRESNO LIDS, JOURNEYS
GILROY LIDS, JOHNSTON & MURPHY OUTLET
GLENDALE LIDS
HANFORD LIDS, JOURNEYS
HAYWARD LIDS
HOLLYWOOD LIDS
IRVINE LIDS
LAKE ELSINORE LIDS
LAKEWOOD LIDS, JOURNEYS, UNDERGROUND STATION
LONG BEACH LIDS
LOS ANGELES LIDS, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION, CLUBHOUSE, LIDS LOCKER ROOM
MILPITAS LIDS, JOURNEYS
MODESTO LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
MONTCLAIR LIDS, JOURNEYS
MONTEBELLO LIDS, JOURNEYS
MONTEREY LIDS
MORENO VALLEY LIDS, JOURNEYS
NATIONAL CITY LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEWARK LIDS, JOURNEYS
NORTHRIDGE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
ONTARIO LIDS, JOURNEYS, JOURNEYS KIDZ
ORANGE LIDS
PALM DESERT LIDS, JOURNEYS
PALMDALE LIDS, JOURNEYS
PANORAMA CITY LIDS
PISMO BEACH JOURNEYS
PLEASANTON LIDS, JOURNEYS
RANCHO CUCAMONGA JOURNEYS
REDDING JOURNEYS
REDONDO BEACH LIDS
RICHMOND LIDS
RIVERSIDE LIDS, JOURNEYS
ROSEVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
SACRAMENTO LIDS (2), JOURNEYS (2)
SALINAS LIDS, JOURNEYS
SAN BERNADINO LIDS, JOURNEYS
SAN BRUNO JOURNEYS
SAN DIEGO LIDS (4), JOHNSTON & MURPHY SHOP, JOURNEYS (3), LIDS LOCKER ROOM
SAN FRANCISCO LIDS (3), JOHNSTON & MURPHY SHOP
SAN JOSE LIDS (2), JOURNEYS (2)
SAN LEANDRO LIDS
SAN MATEO LIDS, JOURNEYS
SAN YSIDRO JOURNEYS
SANTA ANA LIDS, JOURNEYS, CLUBHOUSE
SANTA CLARA HAT WORLD, JOURNEYS, JOURNEYS KIDZ
SANTA MONICA LIDS, JOURNEYS
SANTA ROSA LIDS, JOURNEYS, JOURNEYS KIDZ
SHERMAN OAKS JOURNEYS
SIMI VALLEY JOURNEYS
STOCKTON LIDS, JOURNEYS
TEMECULA JOURNEYS
THOUSAND OAKS LIDS, JOURNEYS
TORRANCE LIDS
TRACY HAT WORLD, JOURNEYS
TULARE JOURNEYS
TUSTIN LIDS
UNIVERSAL CITY LIDS
VALENCIA LIDS, JOURNEYS
VENTURA HAT WORLD, JOURNEYS
VICTORVILLE LIDS, JOURNEYS
VISALIA LIDS, JOURNEYS, JOURNEYS KIDZ
WEST COVINA LIDS, JOURNEYS
WESTMINSTER LIDS, JOURNEYS
YUBA CITY LIDS, JOURNEYS

COLORADO
AURORA LIDS (2), JOURNEYS (2), UNDERGROUND STATION
BROOMFIELD LIDS, JOURNEYS
CASTLE ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
COLORADO SPRINGS LIDS(2), JOURNEYS, UNDERGROUND STATION
DENVER LIDS, JOHNSTON & MURPHY SHOP (2), JOURNEYS (3)
FT. COLLINS JOURNEYS
GRAND JUNCTION LIDS, JOURNEYS
GREELEY JOURNEYS
LAKEWOOD LIDS, JOURNEYS
LITTLETON HAT WORLD, JOURNEYS (2)
LONETREE LIDS, JOHNSTON & MURPHY SHOP
LOVELAND LIDS, JOURNEYS
PUEBLO LIDS, JOURNEYS
SILVERTHORNE LIDS, JOURNEYS
WESTMINSTER JOURNEYS

CONNECTICUT
CLINTON JOHNSTON & MURPHY OUTLET
DANBURY LIDS, JOURNEYS, JOURNEYS KIDZ
FARMINGTON LIDS, JOHNSTON & MURPHY SHOP
MANCHESTER LIDS, JOURNEYS
MERIDEN LIDS, JOURNEYS
MILFORD LIDS, JOURNEYS, UNDERGROUND STATION
STAMFORD JOHNSTON & MURPHY SHOP, JOURNEYS
TRUMBULL LIDS, JOURNEYS
WATERBURY LIDS, JOURNEYS
WATERFORD LIDS, JOURNEYS
WESTBROOK LIDS
WESTPORT JOHNSTON & MURPHY SHOP

DELAWARE
DOVER HAT WORLD, JOURNEYS
NEWARK LIDS, JOURNEYS
REHOBOTH BEACH LIDS, JOURNEYS
WILMINGTON LIDS, JOURNEYS

DISTRICT OF COLUMBIA
WASHINGTON, D.C. JOHNSTON & MURPHY SHOP (4)

FLORIDA
ALTAMONTE SPRINGS LIDS, JOURNEYS, LIDS LOCKER ROOM
AVENTURA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
BOCA RATON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOYNTON BEACH LIDS, JOURNEYS, UNDERGROUND STATION
BRADENTON LIDS, JOURNEYS
BRANDON LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM
CLEARWATER HAT SHACK, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM
CORAL SPRINGS HAT SHACK, JOURNEYS, UNDERGROUND STATION, LIDS LOCKER ROOM
DAYTONA BEACH LIDS, JOURNEYS, JOURNEYS KIDZ
DESTIN LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
ELLENTON JOURNEYS, JOHNSTON & MURPHY OUTLET, LIDS
ESTERO LIDS, JOURNEYS (2), JOHNSTON & MURPHY OUTLET
FT. LAUDERDALE JOURNEYS
FT. MYERS LIDS (2), JOURNEYS (2), LIDS LOCKER ROOM, UNDERGROUND STATION
GAINESVILLE HAT SHACK, JOURNEYS
HIALEAH HAT SHACK
JACKSONVILLE HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION (2)
JENSEN BEACH JOURNEYS
KISSIMMEE LIDS, JOURNEYS
LAKE WALES LIDS, JOURNEYS
LAKELAND HAT WORLD, JOURNEYS, LIDS LOCKER ROOM
MADEIRA BEACH LIDS LOCKER ROOM
MARY ESTHER HAT SHACK, JOURNEYS, JOURNEYS KIDZ
MELBOURNE HAT SHACK, JOURNEYS
MERRITT ISLAND LIDS, JOURNEYS
MIAMI HAT SHACK, LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, LIDS LOCKER ROOM, UNDERGROUND STATION (4), SHI, JOHNSTON & MURPHY SHOP
MIAMI BEACH JOURNEYS
NAPLES LIDS, JOURNEYS, JOURNEYS KIDZ
OCALA LIDS
OCOEE LIDS, JOURNEYS, UNDERGROUND STATION, LIDS LOCKER ROOM
ORANGE PARK LIDS, JOURNEYS
ORLANDO HAT SHACK, LIDS (5), JOHNSTON & MURPHY SHOP, JOHNSTON & MURPHY OUTLET, JOURNEYS (6), JOURNEYS KIDZ (2), UNDERGROUND STATION, LIDS LOCKER ROOM
OVIEDO JOURNEYS
PALM BEACH GARDENS JOHNSTON & MURPHY SHOP, JOURNEYS
PANAMA CITY LIDS, JOURNEYS
PANAMA CITY BEACH LIDS, JOURNEYS
PEMBROKE PINES LIDS, JOURNEYS, LIDS LOCKER ROOM
PENSACOLA LIDS, JOURNEYS, UNDERGROUND STATION, LIDS LOCKER ROOM
PLANTATION LIDS, JOURNEYS
PORT CHARLOTTE LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 1/29/11

PORT RICHEY HAT SHACK, JOURNEYS
ST. AUGUSTINE JOURNEYS
ST. PETERSBURG JOURNEYS, LIDS, LIDS LOCKER ROOM, UNDERGROUND STATION
SANFORD HAT SHACK, JOURNEYS
SARASOTA LIDS, JOURNEYS, LIDS LOCKER ROOM
SUNRISE LIDS, JOURNEYS
TALLAHASSEE HAT SHACK, HAT WORLD, LIDS, JOURNEYS (2), LIDS LOCKER ROOM, UNDERGROUND STATION
TAMPA HAT SHACK, LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (4), JOURNEYS KIDZ, LIDS LOCKER ROOM (3), UNDERGROUND STATION
VERO BEACH JOURNEYS
WELLINGTON JOURNEYS, LIDS, LIDS LOCKER ROOM
WEST PALM BEACH JOURNEYS

GEORGIA

ALBANY LIDS, JOURNEYS
ALPHARETTA HAT SHACK, LIDS, JOURNEYS
ATHENS HAT SHACK, JOURNEYS
ATLANTA HAT SHACK (2), LIDS (3), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), LIDS LOCKER ROOM (2), UNDERGROUND STATION (3)
AUGUSTA LIDS, JOURNEYS, HAT SHACK, LIDS LOCKER ROOM, UNDERGROUND STATION
BRUNSWICK JOURNEYS
BUFORD HAT SHACK, JOURNEYS, JOURNEYS KIDZ
CENTERVILLE JOURNEYS
COLUMBUS LIDS, JOURNEYS, UNDERGROUND STATION
COMMERCE LIDS, JOURNEYS
DALTON JOURNEYS
DAWSONVILLE LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
DECATUR LIDS, JARMAN SHOE STORE
DOUGLASVILLE HAT SHACK, JOURNEYS, JOURNEYS KIDZ
DULUTH LIDS, JOURNEYS, LIDS LOCKER ROOM, UNDERGROUND STATION
KENNESAW HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM
LAWRENCEVILLE JOURNEYS,
LITHONIA HAT SHACK, JOURNEYS, UNDERGROUND STATION
MACON HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MORROW LIDS (2),UNDERGROUND STATION
ROME LIDS, JOURNEYS
SAVANNAH LIDS (2), JOURNEYS, LIDS LOCKER ROOM, UNDERGROUND STATION
UNION CITY UNDERGROUND STATION
VALDOSTA JOURNEYS

HAWAII

AIEA LIDS, JOURNEYS, JOURNEYS KIDZ
HILO LIDS, JOURNEYS
HONOLULU LIDS (3), JOURNEYS, HAT SHACK
KAHULUI LIDS, JOURNEYS
KANEOHE LIDS, JOURNEYS
LIHUE LIDS
WAIKOLOA LIDS

IDAHO

BOISE JOURNEYS, JOURNEYS KIDZ
IDAHO FALLS JOURNEYS
TWIN FALLS JOURNEYS

ILLINOIS

AURORA LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2), UNDERGROUND STATION
BLOOMINGDALE HAT WORLD, JOURNEYS
BLOOMINGTON HAT WORLD, JOURNEYS
BOLINGBROOK JOURNEYS
CALUMET CITY LIDS, UNDERGROUND STATION
CARBONDALE JOURNEYS
CHAMPAIGN LIDS, JOURNEYS
CHICAGO LIDS (4), JOURNEYS, JOHNSTON & MURPHY SHOP (2), UNDERGROUND STATION, CLUBHOUSE
CHICAGO RIDGE LIDS, JOURNEYS, UNDERGROUND STATION
EVERGREEN PARK LIDS
FAIRVIEW HEIGHTS LIDS, JOURNEYS, JOURNEYS KIDZ, CLUBHOUSE
FORSYTH JOURNEYS
GURNEE LIDS, JOURNEYS, SHI, LIDS LOCKER ROOM
JOLIET LIDS, JOURNEYS, UNDERGROUND STATION
LINCOLNWOOD LIDS, UNDERGROUND STATION
LOMBARD LIDS, JOURNEYS
MATTESON HAT WORLD
MOLINE HAT WORLD, JOURNEYS
NORRIDGE LIDS, JOURNEYS, UNDERGROUND STATION
NORTH RIVERSIDE LIDS, JOURNEYS, UNDERGROUND STATION
NORTHBROOK JOHNSTON & MURPHY SHOP
OAKBROOK JOHNSTON & MURPHY SHOP
ORLAND PARK LIDS (2), JOURNEYS, JOURNEYS KIDZ
PEORIA LIDS, JOURNEYS, JOURNEYS KIDZ
ROCKFORD LIDS, JOURNEYS
SCHAUMBURG LIDS, CLUBHOUSE, JOHNSTON & MURPHY SHOP, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VERNON HILLS LIDS, JOURNEYS
WEST DUNDEE LIDS, JOURNEYS

INDIANA

BLOOMINGTON LIDS, JOURNEYS, JOURNEYS KIDZ
CLARKSVILLE HAT WORLD, JOURNEYS
EDINBURGH LIDS
EVANSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
FT. WAYNE HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
GREENWOOD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
INDIANAPOLIS HAT WORLD (2), LIDS (2), JOHNSTON & MURPHY SHOP (3), JOURNEYS (2), UNDERGROUND STATION (2), SHI
KOKOMO JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
MERRILLVILLE LIDS, JOURNEYS, UNDERGROUND STATION
MICHIGAN CITY LIDS
MISHAWAKA LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
MUNCIE LIDS, JOURNEYS
PLAINFIELD LIDS, JOURNEYS
RICHMOND JOURNEYS
TERRE HAUTE LIDS, JOURNEYS
WEST LAFAYETTE CLUBHOUSE

IOWA

AMES JOURNEYS
CEDAR FALLS HAT WORLD, JOURNEYS
CORALVILLE HAT WORLD, JOURNEYS
COUNCIL BLUFFS JOURNEYS
DAVENPORT HAT WORLD, JOURNEYS
DES MOINES JOURNEYS (2)
SIOUX CITY JOURNEYS
WATERLOO JOURNEYS
WEST DES MOINES JOURNEYS (2)
WILLIAMSBURG LIDS LOCKER ROOM

KANSAS

LAWRENCE LIDS, CLUBHOUSE
MANHATTAN HAT WORLD, JOURNEYS
OLATHE JOURNEYS
OVERLAND PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, CLUBHOUSE
SALINA JOURNEYS
TOPEKA LIDS, JOURNEYS
WICHITA LIDS (2), JOURNEYS (2), UNDERGROUND STATION

KENTUCKY

ASHLAND LIDS, JOURNEYS
BOWLING GREEN LIDS, JOURNEYS
FLORENCE HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ
FORT CAMPBELL LIDS
LEXINGTON HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, CLUBHOUSE
LOUISVILLE LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION (2)
NEWPORT JOURNEYS
OWENSBORO JOURNEYS
PADUCAH HAT WORLD, JOURNEYS

LOUISIANA

ALEXANDRIA LIDS
BATON ROUGE LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
BOSSIER CITY HAT WORLD, JOURNEYS, UNDERGROUND STATION
GONZALES LIDS
GRETNA LIDS, JOURNEYS, UNDERGROUND STATION
HOUMA JOURNEYS, LIDS LOCKER ROOM
KENNER HAT SHACK, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM
LAFAYETTE LIDS, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM
LAKE CHARLES LIDS, JOURNEYS, UNDERGROUND STATION
METAIRIE JOHNSTON & MURPHY SHOP, LIDS LOCKER ROOM
MONROE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEW ORLEANS LIDS LOCKER ROOM (2)
SHREVEPORT JOURNEYS
SLIDELL JOURNEYS, LIDS LOCKER ROOM

MAINE

BANGOR LIDS, JOURNEYS
FREEPORT LIDS
KITTERY JOHNSTON & MURPHY OUTLET
SOUTH PORTLAND LIDS, JOURNEYS

MANITOBA

WINNIPEG LIDS (2)

MARYLAND

ANNAPOLIS LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
BALTIMORE HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BEL AIR LIDS, JOURNEYS
BETHESDA LIDS, JOURNEYS
COLUMBIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICK HAT WORLD, JOURNEYS
GAITHERSBURG LIDS, JOURNEYS,
GLEN BURNIE LIDS, JOURNEYS
HAGERSTOWN HAT WORLD, LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
HANOVER LIDS, JOURNEYS
HYATTSVILLE LIDS, UNDERGROUND STATION
OCEAN CITY LIDS
QUEENSTOWN JOHNSTON & MURPHY OUTLET
SALISBURY HAT WORLD, JOURNEYS
TOWSON JOURNEYS
WALDORF HAT WORLD, UNDERGROUND STATION
WESTMINSTER JOURNEYS
WHEATON HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION

MASSACHUSETTS

AUBURN LIDS, JOURNEYS
BOSTON LIDS, JOHNSTON & MURPHY SHOP (2)
BRAINTREE LIDS, JOURNEYS
BROCKTON LIDS, UNDERGROUND STATION
BURLINGTON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAMBRIDGE LIDS, JOURNEYS
CHESTNUT HILL JOHNSTON & MURPHY SHOP
DARTMOUTH LIDS, JOURNEYS
DEDHAM JOHNSTON & MURPHY SHOP
EAST BOSTON JOHNSTON & MURPHY SHOP (2)
FOXBORO JOURNEYS
HANOVER LIDS, JOURNEYS
HOLYOKE LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI
HYANNIS LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LANESBORO JOURNEYS
LEE JOHNSTON & MURPHY OUTLET
LEOMINSTER LIDS, JOURNEYS
MARLBORO LIDS, JOURNEYS
NATICK LIDS (2), JOURNEYS, JOHNSTON & MURPHY SHOP, SHI
NORTH ATTLEBORO LIDS, JOURNEYS
PEABODY LIDS, JOURNEYS
SAUGUS LIDS, JOURNEYS
SPRINGFIELD JOURNEYS
SWANSEA LIDS
TAUNTON LIDS, JOURNEYS
WRENTHAM LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

MICHIGAN

ANN ARBOR LIDS, JOURNEYS
AUBURN HILLS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ, SHI
BATTLE CREEK HAT WORLD, JOURNEYS
BIRCH RUN JOURNEYS
CLINTON TOWNSHIP SHI
DEARBORN LIDS, JOURNEYS, UNDERGROUND STATION
FLINT LIDS, JOURNEYS, JOURNEYS KIDZ
FORT GRATIOT JOURNEYS
GRAND RAPIDS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
GRANDVILLE HAT WORLD, JOURNEYS, SHI
GREEN OAK TOWNSHIP JOURNEYS
HARPER WOODS LIDS, UNDERGROUND STATION
HOWELL LIDS, JOURNEYS
JACKSON HAT WORLD
LANSING LIDS, JOURNEYS
LIVONIA JOHNSTON & MURPHY SHOP
MIDLAND HAT WORLD, JOURNEYS
MUSKEGON LIDS, JOURNEYS
NOVI LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
OKEMOS HAT WORLD, JOURNEYS

GENESCO RETAIL STORES AS OF 1/29/11

PORTAGE LIDS, JOURNEYS
ROSEVILLE LIDS, UNDERGROUND STATION
SAGINAW HAT WORLD, JOURNEYS
SOUTHFIELD HAT ZONE, UNDERGROUND STATION
STERLING HEIGHTS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
TAYLOR LIDS, JOURNEYS, UNDERGROUND STATION
TRAVERSE CITY LIDS, JOURNEYS
TROY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
WESTLAND LIDS, JOURNEYS, UNDERGROUND STATION

MINNESOTA

ALBERTVILLE LIDS, JOURNEYS
BLAINE LIDS, JOURNEYS
BLOOMINGTON LIDS (3), HATWORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, LIDS LOCKER ROOM, SHI, UNDERGROUND STATION
BURNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ
DULUTH LIDS, JOURNEYS
EDEN PRAIRIE JOURNEYS
MANKATO JOURNEYS, LIDS
MAPLE GROVE JOURNEYS
MAPLEWOOD JOURNEYS
MINNETONKA LIDS, JOURNEYS
ROCHESTER LIDS, JOURNEYS
ROSEVILLE HAT WORLD, JOURNEYS, SHI
ST. CLOUD HAT WORLD, JOURNEYS
ST. PAUL LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS KIDZ, GREAT PLAINS
WOODBURY JOURNEYS

MISSISSIPPI

BILOXI HAT SHACK, JOURNEYS, UNDERGROUND STATION
GREENVILLE JOURNEYS
GULFPORT LIDS
HATTIESBURG HAT SHACK, JOURNEYS, JOURNEYS KIDZ
JACKSON HAT WORLD, UNDERGROUND STATION
MERIDIAN HAT SHACK, JOURNEYS
RIDGELAND HAT WORLD, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM
SOUTHAVEN JOURNEYS
TUPELO LIDS, JOURNEYS
UNIVERSITY CLUBHOUSE

MISSOURI

BRANSON LIDS, JOURNEYS, CLUBHOUSE
CAPE GIRARDEAU LIDS, JOURNEYS
CHESTERFIELD LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM
COLUMBIA LIDS, JOURNEYS, CLUBHOUSE
DES PERES JOURNEYS, JOURNEYS KIDZ, SHI
FLORISSANT UNDERGROUND STATION
HAZELWOOD LIDS, JOURNEYS, CLUBHOUSE
INDEPENDENCE LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, CLUBHOUSE
JOPLIN HAT WORLD, JOURNEYS
KANSAS CITY LIDS, JOURNEYS
OSAGE BEACH LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
SPRINGFIELD LIDS, JOURNEYS, JOURNEYS KIDZ
ST. JOSEPH LIDS, JOURNEYS
ST. LOUIS LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (2), JOURNEYS KIDZ, CLUBHOUSE (4), LIDS LOCKER ROOM (2)
ST. PETERS LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM, CLUBHOUSE

MONTANA

BILLINGS LIDS, JOURNEYS
BOZEMAN LIDS
MISSOULA JOURNEYS

NEBRASKA

LINCOLN LIDS, JOURNEYS
OMAHA LIDS, JOURNEYS (2)

NEVADA

HENDERSON LIDS, JOURNEYS, JOURNEYS KIDZ
LAS VEGAS LIDS (9), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (7), JOURNEYS KIDZ
PRIMM JOURNEYS
RENO LIDS, JOURNEYS

NEW BRUNSWICK

DIEPPE LIDS
FREDERICTON LIDS
ST. JOHN LIDS

NEW HAMPSHIRE

CONCORD LIDS, JOURNEYS
MANCHESTER LIDS, JOURNEYS
NASHUA LIDS, JOURNEYS
NEWINGTON LIDS, JOURNEYS
NORTH CONWAY LIDS, JOURNEYS
SALEM LIDS, JOURNEYS

NEW JERSEY

BRIDGEWATER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BURLINGTON UNDERGROUND STATION
CHERRY HILL LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
DEPTFORD LIDS, JOURNEYS, JOURNEYS KIDZ
EAST BRUNSWICK LIDS, JOURNEYS
EATONTOWN LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
EDISON LIDS
ELIZABETH LIDS, JOURNEYS, JOURNEYS KIDZ
FREEHOLD HAT WORLD, JOURNEYS
JACKSON JOURNEYS
JERSEY CITY LIDS, JOURNEYS, SHI
LAWRENCEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
LIVINGSTON LIDS, JOURNEYS
MARLTON JOHNSTON & MURPHY SHOP
MAYS LANDING LIDS, JOURNEYS, JOURNEYS KIDZ
MOORESTOWN LIDS, JOURNEYS
NEWARK JOHNSTON & MURPHY SHOP
PARAMUS LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
ROCKAWAY LIDS, JOURNEYS, SHI
SHORT HILLS JOHNSTON & MURPHY SHOP
TINTON FALLS LIDS, JOHNSTON & MURPHY OUTLET
TOMS RIVER LIDS, JOURNEYS
WAYNE LIDS, JOURNEYS, UNDERGROUND STATION
WOODBRIDGE LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI

NEW MEXICO

ALBUQUERQUE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ (2), UNDERGROUND STATION (2), SHI
CLOVIS JOURNEYS
FARMINGTON JOURNEYS
GALLUP JOURNEYS
LAS CRUCES JOURNEYS
SANTA FE JOURNEYS

NEW YORK

ALBANY LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION, SHI
AMHERST HAT WORLD, JOURNEYS
BAY SHORE LIDS, JOURNEYS, JOURNEYS KIDZ
BRONX LIDS
BROOKLYN LIDS (2), JOURNEYS, UNDERGROUND STATION
BUFFALO LIDS (2), JOURNEYS (2), UNDERGROUND STATION
CENTRAL VALLEY LIDS, JOHNSTON & MURPHY OUTLET
CLAY JOURNEYS
DEER PARK LIDS, JOURNEYS, CLUBHOUSE
DEWITT JOURNEYS
ELMHURST LIDS (2), JOURNEYS, UNDERGROUND STATION
FLUSHING LIDS
GARDEN CITY LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, CLUBHOUSE
GREECE JOURNEYS
HICKSVILLE LIDS, JOURNEYS
HORSEHEADS LIDS, JOURNEYS
HUNTINGTON STATION JOHNSTON & MURPHY SHOP
JOHNSON CITY LIDS, JOURNEYS, JOURNEYS KIDZ
KINGSTON JOURNEYS
LAKE GROVE LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
LAKEWOOD LIDS
MASSAPEQUA LIDS, JOURNEYS, JOURNEYS KIDZ
MIDDLETOWN LIDS, JOURNEYS
NEW HARTFORD LIDS, JOURNEYS
NEW YORK LIDS (9), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), CLUBHOUSE (7)
NIAGARA FALLS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
PLATTSBURGH LIDS, JOURNEYS
POUGHKEEPSIE LIDS, JOURNEYS
RIVERHEAD LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
ROCHESTER LIDS (2), JOURNEYS, UNDERGROUND STATION
ROTTERDAM JOURNEYS
SARATOGA SPRINGS HAT WORLD
STATEN ISLAND LIDS, JOURNEYS, UNDERGROUND STATION
SYRACUSE LIDS, JOURNEYS, JOURNEYS KIDZ
VALLEY STREAM LIDS, JOURNEYS
VICTOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
WATERLOO LIDS, JOURNEYS
WATERTOWN LIDS, JOURNEYS
WEST NYACK LIDS, JOURNEYS, SHI
WHITE PLAINS LIDS (2), JOURNEYS, UNDERGROUND STATION
YORKTOWN HEIGHTS JOURNEYS

NORTH CAROLINA

ASHEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
BURLINGTON JOURNEYS
CARY HAT SHACK, LIDS, JOURNEYS
CHARLOTTE LIDS (4), JOHNSTON & MURPHY SHOP (3), JOURNEYS, LIDS LOCKER ROOM, CLUBHOUSE, UNDERGROUND STATION
CONCORD HAT SHACK, LIDS, JOURNEYS (2)
DURHAM LIDS (2), JOURNEYS, LIDS LOCKER ROOM, UNDERGROUND STATION
FAYETTEVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA HAT WORLD, JOURNEYS, LIDS LOCKER ROOM
GOLDSBORO JOURNEYS
GREENSBORO HAT SHACK, LIDS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM, UNDERGROUND STATION
GREENVILLE UNDERGROUND STATION
HICKORY HAT SHACK, JOURNEYS, LIDS LOCKER ROOM
JACKSONVILLE LIDS, JOURNEYS, UNDERGROUND STATION
MOORESVILLE CLUBHOUSE
PINEVILLE HAT SHACK, JOURNEYS, LIDS LOCKER ROOM
RALEIGH HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, SHI
ROCKY MOUNT LIDS, UNDERGROUND STATION
SMITHFIELD JOURNEYS
WILMINGTON LIDS, JOURNEYS, JOURNEYS KIDZ, LIDS LOCKER ROOM
WINSTON-SALEM LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM

NORTH DAKOTA

BISMARCK LIDS, JOURNEYS
FARGO LIDS, JOURNEYS
GRAND FORKS LIDS, JOURNEYS
MINOT JOURNEYS

NOVA SCOTIA

DARTMOUTH LIDS
HALIFAX LIDS

OHIO

AKRON LIDS (2), JOURNEYS (2)
AURORA JOURNEYS
BEACHWOOD JOHNSTON & MURPHY SHOP
BEAVERCREEK HAT WORLD, JOURNEYS (2), JOURNEYS KIDZ
CANTON LIDS, JOURNEYS, JOURNEYS KIDZ
CINCINNATI HAT WORLD, HAT ZONE, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
CLEVELAND LIDS, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
COLUMBUS HAT WORLD, LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM, UNDERGROUND STATION
DAYTON LIDS (2), JOURNEYS, SHI
DUBLIN HAT ZONE, JOURNEYS, JOURNEYS KIDZ, SHI
ELYRIA LIDS, JOURNEYS
FINDLAY JOURNEYS
HEATH JOURNEYS
JEFFERSONVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
LANCASTER HAT WORLD, JOURNEYS
LIMA LIDS, JOURNEYS
MANSFIELD HAT WORLD, JOURNEYS
MAUMEE JOURNEYS
MENTOR LIDS, JOURNEYS
MONROE LIDS, JOHNSTON & MURPHY OUTLET
NILES JOURNEYS, HAT WORLD
NORTH OLMSTED LIDS, JOURNEYS
PARMA LIDS, JOURNEYS
RICHMOND HEIGHTS UNDERGROUND STATION
SANDUSKY LIDS, JOURNEYS
SPRINGFIELD JOURNEYS
ST. CLAIRSVILLE HAT WORLD
STRONGSVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
TOLEDO LIDS, JOURNEYS, SHI, UNDERGROUND STATION
WESTLAKE JOURNEYS
YOUNGSTOWN LIDS, JOURNEYS
ZANESVILLE HAT WORLD

OKLAHOMA

BARTLESVILLE JOURNEYS
LAWTON LIDS, JOURNEYS
NORMAN LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 1/29/11

OKLAHOMA CITY HAT WORLD (2), LIDS, JOURNEYS (3), JOURNEYS KIDZ (2)
SHAWNEE JOURNEYS
TULSA LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION, LIDS LOCKER ROOM

ONTARIO

BARRIE CAP CONNECTION
BELLEVILLE LIDS
BRAMPTON LIDS
BRANTFORD LIDS
BURLINGTON LIDS, JOURNEYS
CAMBRIDGE HEAD QUARTERS
GUELPH LIDS
HAMILTON HEAD QUARTERS, LIDS
KINGSTON LIDS
KITCHNER LIDS
LONDON LIDS (2)
MISSISSAUGA LIDS (2), HEAD QUARTERS, JOURNEYS
NEWMARKET HEAD QUARTERS
NIAGARA FALLS LIDS
NORTH BAY CAP CONNECTION
OSHAWA LIDS
OTTAWA LIDS (3)
PETERBOROUGH LIDS
PICKERING LIDS
SARNIA LIDS
SCARBOROUGH HEAD QUARTERS
ST. CATHARINES LIDS
SUDBURY LIDS
THORNHILL LIDS
TORONTO HEAD QUARTERS, LIDS (6), JOURNEYS
VAUGHN HEAD QUARTERS
WATERLOO LIDS
WINDSOR HEAD QUARTERS

OREGON

EUGENE LIDS, JOURNEYS
MEDFORD HAT WORLD, JOURNEYS
PORTLAND LIDS (2), JOURNEYS (2)
SALEM LIDS (2), JOURNEYS
TIGARD LIDS, JOURNEYS
WOODBURN LIDS, JOURNEYS

PENNSYLVANIA

ALTOONA LIDS, JOURNEYS
BENSALEM LIDS, JOURNEYS
CAMP HILL HAT WORLD, JOURNEYS
CENTER VALLEY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
DICKSON CITY JOURNEYS
ERIE LIDS, JOURNEYS
EXTON LIDS, JOURNEYS, JOURNEYS KIDZ
GREENSBURG HAT WORLD, JOURNEYS
GROVE CITY JOHNSTON & MURPHY OUTLET, JOURNEYS, LIDS
HARRISBURG LIDS, JOURNEYS (2)
HOMESTEAD JOURNEYS
JOHNSTOWN LIDS
KING OF PRUSSIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
LANCASTER LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS
LANGHORNE LIDS, JOURNEYS, JOURNEYS KIDZ
MEDIA LIDS, JOURNEYS, UNDERGROUND STATION
MONACA HAT WORLD, JOURNEYS
MONROEVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
MOOSIC JOURNEYS
NORTH WALES LIDS, JOURNEYS, JOURNEYS KIDZ
PHILADELPHIA LIDS (4), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION (2)
PITTSBURGH HAT WORLD, LIDS (3), JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), JOURNEYS KIDZ
PLYMOUTH MEETING JOURNEYS
POTTSTOWN JOHNSTON & MURPHY OUTLET, LIDS
SCRANTON LIDS (2), JOURNEYS
SELINSGROVE HAT WORLD
SPRINGFIELD LIDS, JOURNEYS
STATE COLLEGE HAT WORLD, JOURNEYS
STROUDSBURG JOURNEYS
TANNERSVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
TARENTUM LIDS, JOURNEYS
UNIONTOWN HAT WORLD
WASHINGTON HAT WORLD, LIDS, JOURNEYS
WEST MIFFLIN LIDS, JOURNEYS, JOURNEYS KIDZ
WHITEHALL LIDS, JOURNEYS
WILKES-BARRE HAT WORLD, JOURNEYS
WILLOW GROVE HAT WORLD, JOURNEYS, SHI
WYOMISSING LIDS, JOURNEYS
YORK JOURNEYS

PUERTO RICO

AGUADILLA JOURNEYS
BARCELONETA LIDS, JOURNEYS
BAYAMON LIDS, JOURNEYS (2), JOURNEYS KIDZ
CAGUAS LIDS (3), JOURNEYS (2), JOURNEYS KIDZ, SHI
CANOVANAS LIDS, JOURNEYS
CAROLINA LIDS, JOURNEYS, UNDERGROUND STATION, SHI
FAJARDO JOURNEYS
GUAYAMA JOURNEYS
HATILLO LIDS, JOURNEYS
HATO REY JOURNEYS
HUMACAO LIDS, JOURNEYS
ISABELA JOURNEYS
MAYAGUEZ LIDS, JOURNEYS (2), JOURNEYS KIDZ
PONCE LIDS, JOURNEYS
SAN JUAN LIDS, JOURNEYS KIDZ
SIERRA BAYAMON JOURNEYS
VEGA ALTA LIDS, JOURNEYS

QUEBEC

CHICOUTIMI LIDS
FAIRVIEW POINTE-CLAIRE LIDS, LOCKER ROOM
LASALLE LIDS
LAVAL LIDS
MONTREAL LIDS
QUEBEC CITY LIDS
SHERBROOKE LIDS
SAINT-BRUNO-DE-MONTARVILLE LIDS LOCKER ROOM

RHODE ISLAND

PROVIDENCE LIDS, JOURNEYS

SOUTH CAROLINA

ANDERSON HAT WORLD, JOURNEYS
BLUFFTON JOHNSTON & MURPHY OUTLET, JOURNEYS
CHARLESTON HAT SHACK, HAT WORLD, LIDS, JOURNEYS
COLUMBIA HAT WORLD (2), LIDS, JOURNEYS (3), LIDS LOCKER ROOM, UNDERGROUND STATION
FLORENCE HAT WORLD, JOURNEYS
GAFFNEY JOURNEYS
GREENVILLE LIDS (2), JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ,LIDS LOCKER ROOM
MYRTLE BEACH LIDS (4), JOHNSTON & MURPHY OUTLET, JOURNEYS, LIDS LOCKER ROOM
NORTH CHARLESTON JOURNEYS (2), UNDERGROUND STATION
NORTH MYRTLE BEACH LIDS
SPARTANBURG LIDS, JOURNEYS, UNDERGROUND STATION

SOUTH DAKOTA

RAPID CITY LIDS, JOURNEYS
SIOUX FALLS HAT WORLD, JOURNEYS

TENNESSEE

ANTIOCH LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BARTLETT LIDS
CHATTANOOGA LIDS (2), JOURNEYS, JOURNEYS KIDZ
CLARKSVILLE HAT WORLD, JOURNEYS
COLLIERVILLE LIDS, JOURNEYS
FRANKLIN HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
GATLINBURG LIDS
GOODLETTSVILLE LIDS, JOURNEYS, UNDERGROUND STATION
JACKSON HAT WORLD, JOURNEYS
JOHNSON CITY LIDS, JOURNEYS
KNOXVILLE HAT WORLD, LIDS, JOURNEYS (3)
MEMPHIS JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
MORRISTOWN JOURNEYS
MURFREESBORO HAT WORLD, LIDS, JOURNEYS
NASHVILLE JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP (2)
SEVIERVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

TEXAS

ABILENE HAT WORLD, JOURNEYS
AMARILLO LIDS, JOURNEYS, JOURNEYS KIDZ
ARLINGTON LIDS (2), JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION, LIDS LOCKER ROOM
AUSTIN LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION, CLUBHOUSE
BAYTOWN JOURNEYS
BEAUMONT LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BROWNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
CANUTILLO JOHNSTON & MURPHY OUTLET, JOURNEYS
CEDAR PARK HAT WORLD, JOURNEYS, JOURNEYS KIDZ
COLLEGE STATION HAT WORLD, JOURNEYS
CONROE LIDS
CORPUS CHRISTI LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
CYPRESS JOHNSTON & MURPHY OUTLET, LIDS
DALLAS HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)
DENTON HAT WORLD, JOURNEYS
EAGLE PASS JOURNEYS
EL PASO HAT ZONE (2), JOURNEYS (3), JOURNEYS KIDZ (2), SHI
FORT WORTH HAT WORLD, LIDS, JOURNEYS (2), UNDERGROUND STATION
FRIENDSWOOD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
FRISCO HAT WORLD, JOURNEYS, JOURNEYS KIDZ, SHI
GARLAND JOURNEYS
GRAPEVINE LIDS, JOURNEYS, JOURNEYS KIDZ
HARLINGEN JOURNEYS
HOUSTON LIDS (8), JOHNSTON & MURPHY SHOP (2), JOURNEYS (8), JOURNEYS KIDZ (2), LIDS LOCKER ROOM (2), UNDERGROUND STATION (5)
HUMBLE LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM, UNDERGROUND STATION
HURST LIDS, JOURNEYS
IRVING LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
KATY LIDS, JOURNEYS
KILLEEN HAT WORLD, JOURNEYS, JOURNEYS KIDZ
LAKE JACKSON LIDS, JOURNEYS
LAREDO LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LEWISVILLE JOURNEYS, JOURNEYS KIDZ
LONGVIEW LIDS, JOURNEYS
LUBBOCK HAT WORLD, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LUFKIN JOURNEYS
MCALLEN LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MERCEDES LIDS, JOURNEYS, JOHNSTON & MURPHY OUTLET
MESQUITE LIDS (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MIDLAND LIDS, JOURNEYS, JOURNEYS KIDZ
ODESSA LIDS, JOURNEYS
PASADENA JOURNEYS
PEARLAND LIDS, JOURNEYS
PLANO LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
PORT ARTHUR JOURNEYS
ROUND ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
SAN ANGELO HAT WORLD, JOURNEYS
SAN ANTONIO LIDS (6), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS (6), JOURNEYS KIDZ (2), UNDERGROUND STATION (2), SHI, LIDS LOCKER ROOM
SAN MARCOS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ, SHI, LIDS LOCKER ROOM
SHERMAN JOURNEYS
SPRING LIDS
SUGARLAND LIDS, JOURNEYS, JOURNEYS KIDZ
TEMPLE JOURNEYS
TEXARKANA LIDS, JOURNEYS
THE WOODLANDS JOURNEYS, JOURNEYS KIDZ
TYLER LIDS, JOURNEYS, UNDERGROUND STATION
VICTORIA JOURNEYS
WACO LIDS, JOURNEYS
WICHITA FALLS LIDS, JOURNEYS

U.S. VIRGIN ISLANDS

ST. THOMAS JOURNEYS

UTAH

LAYTON JOURNEYS
LOGAN JOURNEYS
MURRAY LIDS, JOURNEYS, JOURNEYS KIDZ
OGDEN LIDS, JOURNEYS
OREM LIDS, JOURNEYS, JOURNEYS KIDZ
PARK CITY JOURNEYS, LIDS LOCKER ROOM
PROVO JOURNEYS
SALT LAKE CITY LIDS, JOURNEYS
SANDY JOURNEYS, JOURNEYS KIDZ, SHI
ST. GEORGE JOURNEYS
WEST VALLEY CITY JOURNEYS

VERMONT

BURLINGTON JOURNEYS
MANCHESTER JOHNSTON & MURPHY OUTLET
SOUTH BURLINGTON LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 1/29/11

VIRGINIA

ARLINGTON HAT ZONE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
CHARLOTTESVILLE HAT WORLD, JOURNEYS
CHESAPEAKE HAT WORLD (2), JOURNEYS (2)
CHRISTIANSBURG HAT WORLD, JOURNEYS
COLONIAL HEIGHTS HAT WORLD, UNDERGROUND STATION
DANVILLE HAT SHACK, JOURNEYS
DULLES LIDS, JOURNEYS
FAIRFAX LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICKSBURG HAT WORLD, JOURNEYS
GLEN ALLEN LIDS, JOURNEYS
HAMPTON JOURNEYS
HARRISONBURG LIDS, JOURNEYS
LEESBURG JOHNSTON & MURPHY OUTLET
LYNCHBURG HAT WORLD, JOURNEYS
MANASSAS LIDS, JOURNEYS
MCLEAN LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
NEWPORT NEWS HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORFOLK LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)
RICHMOND HAT WORLD, LIDS, JOURNEYS (3), JOHNSTON & MURPHY SHOP
ROANOKE LIDS, JOURNEYS
SPRINGFIELD JOURNEYS
VIRGINIA BEACH LIDS (2), JOURNEYS (2), JOHNSTON & MURPHY SHOP
WILLIAMSBURG LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
WINCHESTER LIDS, JOURNEYS
WOODBRIDGE LIDS, JOURNEYS

WASHINGTON

AUBURN JOURNEYS
BELLEVUE LIDS, JOHNSTON & MURPHY SHOP
BELLINGHAM LIDS, JOURNEYS
BURLINGTON JOURNEYS
EVERETT JOURNEYS
KENNEWICK LIDS, JOURNEYS, JOURNEYS KIDZ
KENT JOURNEYS
LYNNWOOD LIDS, JOURNEYS
OLYMPIA LIDS, JOURNEYS, JOURNEYS KIDZ
PUYALLUP LIDS, JOURNEYS
REDMOND JOURNEYS
SEATTLE LIDS, JOURNEYS (2), JOURNEYS KIDZ, CLUBHOUSE
SILVERDALE LIDS, JOURNEYS
SPOKANE LIDS, JOURNEYS (2)
TACOMA LIDS, JOURNEYS
TUKWILA LIDS
TULALIP LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
UNION GAP JOURNEYS
VANCOUVER LIDS, JOURNEYS, JOURNEYS KIDZ

WEST VIRGINIA

BARBOURSVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
BRIDGEPORT HAT WORLD, JOURNEYS
CHARLESTON LIDS, JOURNEYS, JOURNEYS KIDZ
MORGANTOWN HAT WORLD, JOURNEYS
PARKERSBURG HAT WORLD, JOURNEYS

WISCONSIN

APPLETON LIDS, JOURNEYS
BARABOO LIDS, JOURNEYS
BROOKFIELD LIDS, JOURNEYS, CLUBHOUSE
EAU CLAIRE JOURNEYS
GLENDALE LIDS, JOURNEYS, JOHNSTON & MURPHY SHOP
GREEN BAY LIDS, JOURNEYS
GREENDALE LIDS, JOURNEYS
JANESVILLE LIDS, JOURNEYS
LACROSSE JOURNEYS
MADISON LIDS (3), JOURNEYS (2)
MILWAUKEE LIDS, UNDERGROUND STATION
OSHKOSH JOURNEYS
PLEASANT PRAIRIE JOHNSTON & MURPHY OUTLET, JOURNEYS
RACINE LIDS, JOURNEYS
WAUWATOSA HAT WORLD, JOURNEYS

WYOMING

CASPER JOURNEYS
CHEYENNE JOURNEYS



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